UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended: June 30, 2008

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from______ to______

Commission File Number 000-51115

Avantair, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**20-1635240**
(State of incorporation)	**(I.R.S. Employer I.D. Number)**
4311 General Howard Drive Clearwater, Florida (Address of principal executive offices)	**33762 (zip code)**

727 539 0071
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:
None
Securities registered pursuant to Section 12(g) of the Act:
Units consisting of one share of Common Stock, par value $.0001 per share, and two Warrants
Common Stock, $.0001 par value per share
Warrants to purchase shares of Common Stock

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Exchange Act from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or smaller reporting company. See definition of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐ Accelerated Filer ☐ Non-Accelerated Filer ☐ Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of the second fiscal quarter, the aggregate market value of the common stock held by non-affiliates of the Registrant was $29,528,384. For purposes of this computation, all officers, directors, and 10% beneficial owners of the registrant are deemed to be affiliates. Such determination should not be deemed to be an admission that such officers, directors, or 10% beneficial owners are, in fact, affiliates of the registrant.

As of June 30, 2008 there were 15,286,792 shares of Common Stock, $.0001 par value per share, outstanding.

CERTAIN DEFINITIONS

Unless the context indicates otherwise, the terms "Avantair", "the Company", "we", "our" and "us" refer to Avantair, Inc. and, where appropriate, its subsidiary. The term "Registrant" means Avantair, Inc.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Form 10K contains forward-looking statements relating to future events and the future performance of the Company, including, without limitation, statements regarding the Company's expectations, beliefs, intentions or future strategies that are signified by the words "expects," "anticipates," "intents," "believes," or similar language. You should read statements that contain these words carefully because they:

- discuss future expectations;
- contain information which could impact future results of operations or financial condition; or
- state other "forward-looking" information.

We believe it is important to communicate our expectations to the Avantair stockholders. However, there may be events in the future that we are not able to accurately predict or over which we have no control and which could cause our actual results to differ materially from the information contained in the forward-looking statements contained in this document. The risk factors and cautionary language discussed in this document provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by Avantair in its forward-looking statements, including among other things:

(1) *our inability to generate sufficient net revenue in the future;*

(2) *our inability to fund our operations and capital expenditures;*

(3) *our inability to acquire additional inventory of aircraft;*

(4) *the loss of key personnel;*

(5) *our inability to effectively manage our growth;*

(6) *our inability to generate sufficient cash flows to meet our debt service obligations;*

(7) *competitive conditions in the fractional aircraft industry;*

(8) *extensive government regulation;*

(9) *the failure or disruption of our computer, communications or other technology systems;*

(10) *increases in fuel costs;*

(11) *changing economic conditions; and*

(12) *our failure to attract and retain qualified pilots and other operations personnel.*

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document.

All forward-looking statements included herein attributable to Avantair or any person acting on Avantair's behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, Avantair undertakes no obligations to update these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

You should be aware that the occurrence of the events described in the "Risk Factors" section and elsewhere in this document could have a material adverse effect on Avantair.

Table of Contents

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PART I

Item 1. BUSINESS

Overview

Avantair is engaged in the sale and management of fractional ownerships of professionally piloted aircraft for personal and business use. According to AvData, Avantair is the fifth largest company in the North American fractional aircraft industry. As of June 30, 2008, Avantair operated 49 aircraft (which includes 5 company owned "core" aircraft) with 60 additional Piaggio Avanti II aircraft on order. Avantair operates fixed flight based operations (FBO) in Camarillo, California and, effective August 1, 2008, in Caldwell, New Jersey. The Company also provides aircraft maintenance, concierge and other services to customers and services to the Avantair fleet from hangars and office locations in Clearwater, Florida, Camarillo, California and Caldwell, New Jersey.

Avantair generates revenues primarily through the sale of fractional ownership shares of aircraft, by providing operations, maintenance and management services related to these aircraft, and from the sale of time cards providing 25 hours of flight time per year of access to its aircraft fleet without the requirement of purchasing fractional ownership shares. The Company markets and sells fractional ownership interests to individuals and businesses with a minimum share size of a 1/16 th ownership interest. Under maintenance and management agreements with fractional owners, Avantair provides pilots, maintenance, fuel and hangar space for the aircraft.

Avantair presently sources all of its aircraft from a single manufacturer, Piaggio America, Inc. As of June 30, 2008, Avantair had contractual commitments to purchase 60 additional Piaggio aircraft through 2013 at wholesale pricing for an aggregate of approximately $349 million from this manufacturer. The Company has been able to defer aircraft deliveries to bring them in line with sales expectations based upon existing economic conditions and the contract provides flexibility to defer aircraft deliveries in the future. At June 30, 2008, the Company had 26 fractional aircraft shares available for sale. In addition to the cost of acquiring aircraft, Avantair's primary expenses have been related to fuel, aircraft repositioning (i.e., moving an aircraft to another location to accommodate a customer's need and demonstration flights for sales purposes), maintenance, charters and insurance.

As a relatively new Company, Avantair has expended funds necessary to establish the operations and business infrastructure required of a fractional airline and has not generated sufficient cash from operations to fund its growth. Therefore, the Company raised additional funds through equity offerings, debt financing and the sale of assets to fund operations. In connection with future financing of growth, and depending upon the Company's generation of cash from operations, the Company may obtain additional funds through equity financing, including the sale of additional shares of common stock, assets sales, accelerated payments of maintenance and management fees, debt financing, or a combination thereof.

In order to achieve profitable income from operations before depreciation and amortization, management currently estimates that the Company will need to have 45 fully fractionalized aircraft. At June 30, 2008, the Company had 41.3 fractionalized aircraft. Therefore, Avantair's primary growth strategy is to continue to increase the number of fractional share owners and aircraft under management. The Company believes income from operations before depreciation and amortization is useful to investors as it excludes certain non-cash expenses that do not directly relate to the operation of fractionalized aircraft. This measure is a supplement to generally accepted accounting principles (GAAP) used to prepare the Company's financial statements and should not be viewed as a substitute for GAAP measures. In addition, the Company's non-GAAP measure may not be comparable to non-GAAP measures of other companies. Income from operations according to GAAP would include depreciation and amortization expense, estimated to be approximately $330,000 per month at the time of fully fractionalizing the 45 th aircraft.

Recent Developments

On June 17, 2008, the Company filed with the Securities and Exchange Commission a post-effective amendment on Form S-3 to the Company's Registration Statement on Form S-1 (No. 333-121028). Upon effectiveness of the amendment, the registration statement will be available for the issuance of shares of common stock upon exercise of the Company's outstanding publicly traded warrants. The Company also approved a warrant retirement program, pursuant to which it will offer the holders of its 13,800,000 publicly traded warrants the opportunity to exercise those warrants on amended terms for a limited time. The Company is modifying the 13,800,000 warrants to reduce the per-share exercise price from $5.00 to $3.00. In addition, for each warrant exercised by a holder at the reduced exercise price, the holder will have the option to engage in a cashless exercise by exchanging ten additional warrants for one additional share of common stock. Warrants tendered for cashless exercise may only be tendered in groups of ten and no fractional shares will be issued for odd lots of nine or less. The Company has filed a Tender Offer Statement on Schedule TO and related materials as a pre-commencement communication. The Tender Offer has not commenced and the Company and its agents are not currently accepting tenders at this time. The Company will issue a press release announcing the commencement of the tender offer once it has begun.

On June 20, 2008, Avantair assigned its rights and obligations to purchase twenty Embraer Phenom 100 aircraft positions to Share 100 Holding Co., LLC (Share 100), a wholly-owned subsidiary of Avantair. On the same date, Avantair entered into a membership interest purchase agreement with Executive Air Shares Corporation (EAS), in which EAS purchased the Class A membership of Share 100 and Avantair retained the Class B membership. EAS, as Class A member, has the rights and obligations to purchase the Phenom 100 aircraft with positions one through eighteen and to fund payments due in connection with these aircraft. EAS paid Share 100 approximately $2.5 million in connection with these transactions and will make an additional $750,000 capital contribution to Share 100 on or before December 1, 2008, all of which has or will be, respectively, immediately distributed to Avantair. Avantair, as Class B member, has the rights and obligations to purchase aircraft take out nineteen and twenty and to fund payment due in connection with these aircraft. EAS has the option to purchase aircraft nineteen and twenty, which must be exercised by October 1, 2010; if exercised, EAS shall reimburse Avantair for all payments made relative to these aircraft and provide all remaining funds required. In the event that EAS does not exercise the option to purchase aircraft nineteen and twenty by October 1, 2010, Avantair will have the right and obligation to purchase the nineteenth and twentieth aircraft. If EAS defaults under its obligations to purchase the aircraft positions, EAS will forfeit all deposits paid for the undelivered aircraft, including the funds distributed to Avantair. Avantair will then be responsible for the rights and obligations of the remaining undelivered aircraft. If Avantair defaults under its obligations to purchase the last two aircraft positions, any deposits paid by Avantair in connection with the undelivered Class B Aircraft will be forfeited.

In July 2008, the Company repaid the Promissory Note ("Note") with Century Bank F.S.B. ("Lender"), which provided financing to the Company in the amount of $5,200,000 to be used towards the purchase of a new Piaggio P-180 aircraft. The Company paid the following fees for the Note: (1) $37,500 on the effective date of the Note and (2) $75,000 on the 30 th day of the each month thereafter until repayment in full of the principal amount of the Note ("Term"). The principal amount of the Note was to be paid in full within 120 days from the effective date of the Note. The Company was to also make partial payments to the Lender in $325,000 increments upon the closing of each fractional interest and the Lender was to provide partial lien releases as to the respective fractional interests sold. Additionally, the Company would pay a fee of $52,000 at the time of repayment in full of the principal amount of the Note, constituting a fee of 1 % of the principal amount. Since the Company repaid the note in full in July 2008 (within 90 days after the effective date of the note), the fee was reduced to 0.5% of the principal amount or $26,000.

Industry Overview

Fractional aircraft ownership provides customers with the convenience and flexibility of private air service without the more significant costs associated with sole ownership of an aircraft. Commercial flight delays can be costly and tiresome, commercial hubs are increasingly crowded, major commercial airports may be far from final destinations and commercial air travel is increasingly subject to threats and security-related inconveniences. For businesses and high net worth individuals, fractional ownership often offers a balance between convenience and cost.

A fractional aircraft company assembles a fleet of planes with each of these planes available for a certain number of revenue generating flight hours per year. Those hours are then divided into partial ownership shares and these partial ownership shares are sold to individuals and businesses. Avantair's customers typically purchase one-sixteenth or one-eighth shares in an aircraft, although in some cases the purchases are one-quarter shares or more. The purchase of a one-eighth share means that the owner will pay approximately one-eighth of the aircraft retail price initially and receive 100 flight hours (50 flight hours for each one-sixteenth share) for the term of the contract, which is typically five years. An Avantair fractional share owner agrees to pay Avantair an additional predetermined monthly fee to cover the various costs of maintaining and operating the aircraft. Avantair is responsible for all of these services. The fractional shareowner contacts Avantair's flight scheduling personnel to schedule use of the plane.

According to AvData and JetNet, the North American fractionally owned aircraft fleet has grown from 8 aircraft in 1986 to an aggregate of 1,073 aircraft as of April 2008, and the number of fractional share owners has grown to 5,902 in that same period. According to AvData and JetNet, there are only five companies which have 3% or more of the total market for fractional aircraft, based upon the units in operation - NetJets, Flight Options, FlexJet, CitationShares, and Avantair, with NetJets having a market share of approximately 50% and Avantair's three largest competitors having a combined market share of over 80%. According to JetNet, as of April 2008, Avantair had an approximate market share of 7%.

The general aviation industry builds and sells aircraft ranging from single passenger, single engine propeller planes to multimillion dollar transoceanic jets costing $50 million or more. The fractional aircraft industry has primarily concentrated on the middle to upper end of that market. Most fractionally owned aircraft have a capacity of between four and seven passengers and a minimum range of 1,250-1,500 nautical miles. The list prices of these types of aircraft are generally $5 million to $50 million. There are numerous manufacturers and models in most categories of aircraft. Both providers of fractional aircraft shares and purchasers of these shares consider the choice of aircraft based upon a variety of factors including:

- price;
- availability;
- operating costs;
- reliability;
- speed;
- range;
- cabin size and features;
- safety features and record;
- efficiency;
- maintenance cost;
- manufacturer; and
- runway requirements.

Some of Avantair's principal competitors are owned by aircraft manufacturers, which have resulted in their fleets being largely comprised of aircraft built by their respective parent companies. Avantair, however, is not owned by any manufacturer, giving it a greater level of flexibility in future aircraft selections than most of its competitors.

Fractional operators must have sufficient numbers of aircraft in the fleet to provide the service required. Since fractional share buyers desire to enter the program as soon as possible after purchasing shares, operators are obligated to provide access to aircraft when the shareowner requests it. If the operator does not have ample capacity available, it must charter that capacity, a practice that can be very costly. As a result, fractional operators' strategy is to place orders for aircraft in advance, and only sell shares within a few weeks prior to taking delivery of the aircraft. Fractional operators may also offer card programs, which provide a certain number of flight hours to be used during a specific period of time, generally one year.

The capital requirements of the fractional aviation business are less intensive than other segments of the aviation industry. Ordering aircraft requires the operator to place deposits well in advance of receiving its planes. Progress payments are made as certain milestones are achieved. The amounts of the deposits and progress payments are a function of several factors including the price of the underlying plane, the creditworthiness of the buyer, and the time until delivery. The majority of the payments are generally made upon delivery. The fractional operator's strategy is to sell the plane in advance, so that the title transfers to the fractional shareowner within hours or days after title transfers from the manufacturer to the fractional operator. As a consequence, the fractional operator would receive the funds from the share owners virtually at the same time as the bulk of the payments are paid to the manufacturer.

How Avantair's Fractional Ownership Program Works

Each of Avantair's current aircraft is available to fractional owners for a total of 800 flight hours per year. Those hours are then divided into blocks of ownership, beginning at fifty hours per year (a one-sixteenth share of the aircraft), and these partial ownership shares are sold to buyers. A share of an aircraft currently can be purchased from Avantair starting at the list price of $425,000 for a one-sixteenth share. Purchase prices for larger interests maybe slightly discounted. Each fractional owner must enter into a Management and Dry Lease Exchange Agreement with Avantair as part of the purchase of shares in the Avantair program. A monthly maintenance and management fee, currently $9,650, is assessed per 1/16th share owned. This fee covers any direct costs in operating and maintaining the aircraft, other than fuel surcharges which are based on actual aircraft usage. This is unlike most other fractional programs, which generally charge fractional owners an occupied hourly rate for use of the aircraft. All programs have fuel surcharges, but due to the efficiency of the Piaggio Avanti and the way Avantair calculates its management fee, Avantair's surcharges are less than those charged by its competitors. Any landing fees, excess catering fees, applicable international fees and taxes are billed to the owner. Monthly fees are adjusted upwards on each anniversary date using a calculation based on the current Consumer Price Index, but will not exceed the then-current published rate offered to new share owners.

Each fractional owner is allocated a certain number of flight hours per year based on the size of their ownership interest. The owner may exceed the number of annual allocated hours by up to 20%, to the extent that the owner did not use all of their allocated hours in the prior year and/or as an advance use of the next year's allocated hours.

Each share owner owns an "undivided interest" that cannot be affected or encumbered by the financial actions of other owners. In order to avoid scheduling conflicts, each share owner throughout Avantair's fleet agrees to exchange use of such owner's airplane with the other share owners in the fleet. Avantair must move planes to the necessary destinations to meet the fractional owners' needs. Avantair keeps a certain number of core aircraft in the fleet in order to have enough planes to meet demand.

Aircraft Usage and Scheduling

Attempting to divide the use of a plane among multiple parties to maximize its value can be logistically challenging. A fractional share owner is required to provide a minimum of 24 hours notice to Avantair prior to the scheduled take-off time when scheduling the first leg of a trip during non-peak travel times. During peak travel times, requests for use by owner of an aircraft must be made at least 72 hours prior to the scheduled departure date of the first leg. No later than January 1st of each year, Avantair will notify all of its fractional owners of the impending year's peak travel days, which will not exceed 25 days for each calendar year.

For all flights outside of the Primary Service Area (PSA), comprised of the continental United States, certain airports in the Bahamas and Cabo San Lucas, fractional owners must request an aircraft at least 7 days prior to the scheduled date of the first leg of the trip. All such requests are filled on a first-come first-served basis, provided that, for each such request, the fractional owner has provided sufficient information regarding the trip to enable Avantair to schedule the trip.

Chartering

Whenever possible, Avantair will schedule an aircraft from its fleet for each request for use by a fractional owner. In the event that none of Avantair's aircraft are available, Avantair will charter a comparable aircraft for use by the owner, provided that the fractional owner has complied with all applicable notice requirements and all other program provisions. Avantair will only charter aircraft that satisfy the Aviation Research Group US (ARG/US) Gold or Platinum rating.

Expiration of the Program

Upon the expiration of the term of Avantair's agreement with a fractional owner, the owner shall have the option to (i) sell the owner's interest in the aircraft and cease to participate in the Avantair program, (ii) sell the owner's interest and purchase an interest in a new aircraft that participates or will participate in the Avantair program or (iii) retain this interest and renew their participation in the program.

Sales and Marketing

Avantair's sales department is comprised of a senior executive vice president of sales and marketing, a vice president of sales and regional sales directors supported by an inside sales department and a marketing department. Avantair's sales staff is compensated with a base salary plus commissions.

Avantair targets customers based on demographic data, including net worth, household income, job title and age. Avantair has just recently focused its sales efforts on a national basis, whereas previously market efforts were focused regionally.

Avantair uses a variety of methods to market and advertise its fractional ownership program, including print advertising, direct mail, events, website and online and referral incentives. In fiscal 2008, approximately half of Avantair's marketing budget was allocated to print advertising. Advertising placement is based on historical data and demographics.

Avantair's direct mail advertising consists of several mailings and e-mailings per year to targeted prospective customers to coincide with promotions, price increases, etc. Avantair also participates in live events, including events at fixed base operators attended by owners and prospective owners. The events are targeted geographically.

As part of its marketing, Avantair maintains a web site at www.avantair.com. All of Avantair's collateral and print marketing materials, direct mail, email and video materials direct prospective buyers to its web site along with the sales phone number.

Public relations efforts are driven by editorial opportunities and news pitches to key editors. Recent editorial placements include magazines such as Robb Report, Fortune, Forbes, as well as, travel and aircraft industry publications. An owner newsletter, Contrails, is published quarterly with pertinent news, purchase reinforcement and any new programs. Contrails is also sent to all competitive owners, distributed at events, placed in aircraft, and put in packages that are sent to prospects at first inquiry into the fractional program.

An important element of Avantair's marketing strategy is referral incentives. Approximately 50% of new share sales during 2006, 2007 and 2008 have been generated from referrals from existing share owners. Under Avantair's referral incentive program, a fractional owner who refers a customer to Avantair receives a total of two additional allocated hours of flight time.

One internal measurement used to assess future sales is leads generated by both the sales force and the other marketing methods described above. The number of Avantair's sales leads has nearly doubled over the past year. While many leads do not turn into sales, they provide the basis for future sales. Another important indicator is demonstration flights. A very high percentage of potential buyers of shares will request a demonstration flight on one or more aircraft types and on one or more products from different fractional operators. Avantair's demonstration flights cost the potential buyer approximately $4,500 per hour, with the owner receiving a credit towards the purchase price of the new aircraft interest at a rate of $4,500 per demo flight hour, not to exceed three (3) flight hours or $13,500. If at any time a previously owned share is purchased, a credit, not to exceed two (2) flight hours or $9,000 is given. Avantair's management believes that in excess of 80% of demonstration flights convert into sales of fractional shares.

The Avantair Edge Card Program

In 2006, Avantair introduced a card program that allows a purchaser to access Avantair's aircraft by purchasing either 15 or 25 hours of flight time without the requirement to purchase ownership shares in an aircraft. The card holder purchases the entire card amount in advance and receives the same service as a fractional owner. After the card holder has exhausted the hours purchased, the holder has no further obligations to Avantair. The program offers an option for individuals and businesses seeking to experience fractional ownership, without any long term commitment. Avantair's management considers its card program to be an effective means of introducing potential purchasers to its fractional ownership program. In December, 2007, we discontinued sales of the 15 hour card. Avantair's card program currently is priced at $115,000 for a 25 hour card (excluding Federal Excise Tax).

Fleet

As of June 30, 2008, Avantair's fleet consisted of 49 aircraft, of which approximately 41.3 were fractionalized; 26 shares were available for sale, and 5 core aircraft operate to provide additional capacity. Currently, all of the fractional aircraft in Avantair's fleet are Piaggio Avanti P-180 turboprops.

Avantair is the sole fractional operator in North America of the Piaggio Avanti P-180 aircraft. The Piaggio Avanti has a unique design that uses forward wing technology which the Company believes allows it to both provide the fastest speed of any turboprop and yet have an unusually large cabin relative to aircraft in its category. The Piaggio Avanti also compares favorably to light jets as the Piaggio Avanti has the lowest fuel usage in the category. This aircraft also allows access to a greater number of airports than most of the jets in its category since it has the capability to land on shorter runways.

The Piaggio Avanti has several very attractive features to fractional shares owners:

- *Stand-up Cabin* - A stand-up cabin and a private lavatory, which is unique in its category.

- *Flying Capacity* - Ability to fly 1,300 nautical miles with five passengers, luggage and a full fuel load.

- *Speed* - Fastest turboprop manufactured, with jet-like speed of 458 mph.

- *Runway capability* - Ability to land on shorter runways allowing access to a greater number of airports.

- *Comfortable Ride* - Sound dampening interior and rear mounted props, which help deliver a quiet ride.

- *Safety* - Since its introduction in 1989, there has not been a fatal accident involving a Piaggio Avanti P-180. In addition, the Avanti's wing design reduces the effects of turbulence and its de-icing system reduces the impact of inclement weather on aircraft operation.

The pricing structure afforded by utilizing the Piaggio Avanti allows Avantair to attract a customer desiring quality at a lower price point. Offering the cabin cross section of a mid-size aircraft and fuel efficiency of a turboprop, along with no hourly fees, allows Avantair to lower the cost of fractional ownership to a broader range of consumers.

A fractional owner is entitled to board a plane at the location of his/her choosing. The costs of moving a plane, or repositioning it, are borne by Avantair. These costs have been very significant due to fuel, pilots and crew and maintenance costs arising from increased overall usage of the aircraft. As the number of planes in Avantair's fleet increases, Avantair believes that the relative amount of repositioning should decline. As the size of Avantair's fleet reaches a critical mass, aircraft will be positioned in strategic locations based on travel patterns. Those locations are frequently determined through the usage of a software optimization program. In addition, Avantair incurs costs associated with pilots and crew, such as transportation to flight departure locations, per diems, meals and hotel expenses. As Avantair's fleet expands, crews will be domiciled in cities frequented by fractional owner flights. This presents an opportunity for Avantair to leverage more favorable discounts for air and hotel due to volume, as well as making more efficient use of pilot and crew work hours.

Avantair believes that operating a very limited number of aircraft models provides it with cost and operating advantages relative to other fractional aircraft operators that may operate as many as 15 different aircraft models. Among the advantages of operating a limited number of aircraft models are:

- *Maintenance* - Reduces costs of repair and maintenance by enabling nearly every member of Avantair's maintenance staff to service all of its aircraft, plus reduced repositioning of an aircraft results in fewer flight hours and therefore less frequent maintenance;

- *Pilot Training* - Pilots need to be certified for a given aircraft model, therefore the operation of a limited number of models means that nearly all employed pilots are available to operate any aircraft in the fleet. In January 2007, Avantair contracted with "Flight Safety" for a period of 5 years for pilot training on their Piaggio Avanti flight simulator.

- *Rotable Parts Inventory* — Fewer parts need to be inventoried which reduces the overall cost of rotable parts inventory. Due to the uniformity of the fleet, Avantair is exposed to lower capital investment and inventory due to interchangeability of parts and the greater ease of troubleshooting.

Flight Operations

Avantair's Operations Control Center is made up of four departments that all play a role in a fractional owner's trip from the first phone call to completion of the trip at the final destination:

- Owner Services
- Pilot Services
- Flight Specialist
- Flight Following

After a fractional share is sold to a customer, a fractional owner is assigned an Owner Services team. This team assists the fractional owner in scheduling flights and making necessary arrangements based on the owner's flight requirements, including coordinating with Avantair's Operations Control Center.

The flight scheduling process begins when a fractional owner contacts the owner's Owner Services team. When a fractional owner contacts Avantair to schedule a flight, an assigned Owner Services team member handles the request. The team member will ask for all details of the proposed trip, including airport of departure and arrival as well as FBO preference. This department also handles any ground transportation and/or catering orders.

The trip request is subject to an approval process with the Flight Specialist. After approval, the trip is entered into Avantair's FlightOps computer system by Owner Services. The trip request is then delivered to the fractional owner for approval. This is used as a quality control so that Avantair is sure it has all the correct details of the fractional owner's trip. After a signed confirmation is received from the fractional owner, Owner Services will confirm this trip reservation in FlightOps. The night before and the morning of the trip, Owner Services reconfirms all ground and/or catering requests for quality control.

The day before the trip, the flights will be assigned to an Avantair aircraft by the Flight Specialist. The Flight Specialist then confirms the availability and location of the aircraft for the next day in an effort to ensure that the fractional owner gets the optimal schedule with the least amount of repositioning time. This confirmation process also takes into consideration the crew duty, rest and flight time regulations.

The job of Pilot Services is to schedule pilots for flights and arrange accommodations for pilots away from their base of operations. Pilot Services is also responsible for the crew scheduling of all aircraft.

Flight Following tracks all current flights that are in progress through direct contact with the crew and through FlightOps. Flight Following monitors weather conditions and other situations which may lead to delays, and works with the flight crews and the Operations Control Center to resolve delays as quickly as possible.

Pilot Hiring and Training

Avantair selects and hires pilots based on a detailed screening process, including interviews, assessments of the candidate's knowledge of Avantair's aircraft, applicable regulations and flight skills, and background checks. All pilots are initially hired into first officer positions. Minimum requirements for initial hires include:

- 2,500 hours of total flight time;
- 1,000 multi-engine flight hours; and
- 250 flight hours within the previous 12 months.

All pilots must complete FAA required and approved ground and flight training prior to flying any aircraft in the Avantair fleet. Further, all of Avantair's pilots must fulfill ongoing training requirements. Avantair's pilots each have an average of over 6,200 hours of total flight time.

Aircraft Maintenance

Avantair aircraft maintenance follows a schedule of inspections based on the numbers of hours flown at the recommendation of the aircraft manufacturer and approval of the FAA. This schedule consists of four levels of inspection - A, B, C and D checks. An A check occurs at every 150 flight hours; a B check at every 600 flight hours; a C check at every 1,500 flight hours; and a D check at every 3,000 flight hours. The scheduled maintenance events, as well as unanticipated events, result in an average downtime of one day for A checks, two days for B checks, five days for C checks and twenty-one days for D checks. As a condition of employment, all of Avantair's maintenance technicians must have an FAA license and are subject to a background check and drug screening prior to employment. Avantair's Lead Technicians and Supervisors attend the FAA-approved Piaggio factory training program at Flight Safety. In addition, Avantair's Lead Technician's receive training provided by Rockwell Collins as well as Pratt & Whitney Powerplant (engine). Avantair's main maintenance base and its Maintenance Control Center, which oversees and coordinates all maintenance activity on Avantair's aircraft, is located in Clearwater, Florida and is staffed 24 hours a day and seven days a week. The average years of experience is over 17 years for Avantair's maintenance technicians, 25 years for its maintenance controllers and over 25 years for its maintenance quality control staff.

From April 2006 through April 2008, there was an Airframe Maintenance contract and from June 2007 through the current date, an Engine Maintenance contract, both with JSSI. In connection with Avantair and JSSI entering into a payment arrangement and a $5.6 million promissory note in April 2008, the parties terminated the Airframe Maintenance contract, but continue their relationship pursuant to the existing Engine Maintenance contract. Avantair will manage the Airframe Maintenance Program on an internal basis.

Competition

Avantair faces competition from other fractional aircraft providers. Avantair's primary competitors are NetJets, a subsidiary of Berkshire Hathaway, Flight Options, FlexJet, a Bombardier subsidiary, and CitationShares, which is 75% owned by Cessna Aircraft Company, a wholly-owned Textron subsidiary. None of these competitors are stand-alone, publicly traded entities like Avantair and all of these competitors are significantly larger than Avantair and with more resources. Some of these companies are subsidiaries of business jet manufacturers, which Avantair's management believes may hamper their flexibility in purchasing aircraft. According to AvData and JetNet, there are only five companies which have 3% or more of the total market for fractional aircraft, based upon the units in operation - NetJets, Flight Options, FlexJet, CitationShares, and Avantair, with NetJets having a market share of approximately 50% and Avantair's three largest competitors having a combined market share of over 80%. According to JetNet, as of April 2008, Avantair had an approximate market share of 7%.

Avantair and other fractional airlines also face competition from charter airlines, air taxis and commercial airlines. Some of these competitors offer greater selection of aircraft (including jet aircraft), some of which permit owners to fly greater distances or at greater speeds, travel with a greater number of passengers and on shorter advance notice before flying.

Avantair's management believes that fractional aircraft operators compete on the basis of aircraft model and features, price, customer service and scheduling flexibility. Avantair's management believes that customers are generally willing to continue to use the same fractional aircraft operator so long as such operator provides satisfactory service with competitive pricing. Avantair's management believes that the quality of its aircraft and service, and the value it provides to its customers, enables it to compete effectively against its larger competitors.

Information Technology

Avantair's core software application, FlightOps, is designed, developed, and licensed by Bitwise Solutions, Inc. for use in Avantair's Operations Control Center to plan, schedule and track fractional owner trips as well as manage its fleet. FlightOps uses Oracle as its database server. The Flight System consists of three components. The first component is the user interface called "Flight Ops." The second component is the Oracle Database which is managed, monitored and backed up by Cintra. Cintra was founded in 1996 by former Oracle Executives. The third component is the optimizer, the core piece of which is the CPLEX engine designed by ILOG who is a leading provider of optimizers.

Avantair has invested in an efficient high-performance computing environment that includes Dell PowerEdge servers with the latest commercially available Windows-based operating system. In addition, Avantair has approximately 118 Fujitsu Tablet PCs that are used as part of its pilots' Electronic Flight Bag. These PCs are equipped with core software applications that include navigational aids, flight charts, and aircraft manuals.

Avantair currently has two agreements with Application Services Providers:

- Salesforce - Customer Relationship Management Sales Force Automation; and
- Corridor - Enterprise Resource Management Aviation Service Software (Maintenance, Inventory and FBOs).

Government and Other Regulations

Avantair, like all air carriers, is subject to extensive regulatory and legal compliance requirements, both domestically and internationally. In addition to state and federal regulation, airports and municipalities enact rules and regulations that affect aircraft operations. The FAA regulates Avantair's activities, primarily in the areas of flight operations, maintenance, and other safety and technical matters. FAA requirements cover, among other things, security measures, collision avoidance systems, airborne windshear avoidance systems, noise abatement and other environmental concerns, and aircraft safety and maintenance procedures. Specifically, the FAA may issue mandatory orders, relating to, among other things, the grounding of aircraft, inspection of aircraft, installation of new safety-related items and removal and replacement of aircraft parts that have failed or may fail in the future.

The FAA also has authority to issue air carrier operating certificates and aircraft airworthiness certificates and regulate pilot and other employee training, among other responsibilities. Avantair's management of fractional aircraft is regulated by the FAA under Part 91, subpart K of the Federal Aviation Regulations ("FARs"), and the FAA has issued Management Specifications reflecting Avantair's authority to manage such aircraft. In some cases, including all current international operations, the FAA deems Avantair to transport persons or property by air for compensation. Such "charter" operations are regulated under Part 135 of the FARs, and Avantair's authority to conduct those operations is reflected in an Air Carrier Operating Certificate with operating specifications. Both types of FAA authority potentially are subject to amendment, suspension or revocation. From time to time, the FAA issues rules that require aircraft operators to take certain actions, such as, the inspection or modification of aircraft and other equipment.

Avantair's charter operations under Part 135 also are subject to economic regulation by the U.S. Department of Transportation ("DOT"). To retain its DOT registration as an air taxi, Avantair must remain a U.S. citizen; that is, U.S. citizens must actually control Avantair, at least 75% of Avantair's outstanding voting stock must be owned and controlled by U.S. citizens, and the President and two-thirds of the directors and other managing officers must be U.S. citizens. Avantair's organizational documents provide for the automatic reduction in voting power of common stock owned or controlled by non-U.S. citizens if necessary to maintain U.S. citizenship. If Avantair cannot maintain its U.S. citizenship, it would lose its ability to conduct its charter operations (though not its fractional program manager operations).

Aircraft operators also are subject to various other federal, state and local laws and regulations. The Department of Homeland Security ("DHS") has jurisdiction over virtually all aspects of civil aviation security and arrivals into and departures from the United States. Avantair is also subject to inquiries by the DOT, the FAA, and other U.S. and international regulatory bodies.

Environmental Regulation

Many aspects of Avantair's operations also are subject to increasingly stringent federal, state, local and foreign laws and regulations protecting the environment concerning emissions to the air, discharges to surface and subsurface waters, safe drinking water, and the management of hazardous substances, oils, and waste materials. Future regulatory developments in the U.S. and abroad could require aircraft operators to take additional action to maintain compliance with applicable laws. For example, potential future actions that may be taken by the U.S. government, foreign governments, or the International Civil Aviation Organization to limit the emission of greenhouse gases by the aviation sector are unknown at this time but could require significant action from aircraft operators in the future.

Avantair is also subject to other environmental laws and regulations, including those that require it to remediate soil or groundwater to meet certain objectives. Under the federal Comprehensive Environmental Response, Compensation and Liability Act (commonly known as "Superfund") and similar environmental cleanup laws, generators of waste materials, and owners or operators of facilities, can be subject to liability for investigation and remediation costs at facilities that have been identified as requiring response actions. Certain operations of Avantair are also subject to the oversight of the Occupational Safety and Health Administration "OSHA" concerning employee safety and health matters. Avantair also conducts voluntary remediation actions. Environmental cleanup obligations can arise from, among other circumstances, the operation of fueling facilities, and primarily involve airport sites. Future costs associated with these activities are not expected to have a material adverse effect on Avantair's business.

Risk of Loss and Liability Insurance

The operation of any fractional aircraft business includes risks such as mechanical failure, physical damage, property loss or damage due to events beyond the operator's control. Avantair carries an all-risk aviation insurance policy (subject to standard aviation exclusions and provisions) which offers protection for physical damage to the hull, bodily injury to passengers, as well as third party bodily injury and property damage. While Avantair believes that its present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that Avantair will always be able to obtain adequate insurance coverage at reasonable rates.

Employees

As of June 30, 2008, Avantair had approximately 403 full-time employees, 31 of whom were management and 372 of whom were operational. Avantair believes that it has good relations with its employees.

Item 1A. RISK FACTORS

You should carefully consider the risks described below before making a decision to buy our common stock. If any of the following risks actually occurs, our business, financial condition and results of operations could be harmed. In that case, the trading price of our common stock could decline and you might lose all or part of your investment in our common stock. You should also refer to the other information set forth in this Annual Report on Form 10-K, including our financial statements and the related notes.

Risks Related to Our Business

Avantair has a history of losses and to date has not been able to generate sufficient net revenue from its business to achieve or sustain profitability.

Avantair has incurred losses since inception. To date, Avantair's revenues have largely come from sales of fractional interests in aircraft and monthly management fees. Avantair's primary expenses - cost of aircraft, cost of flight operations and overhead - have increased over the past several years and significantly exceeded revenues. Successful transition to profitable operations is dependent upon obtaining a level of sales adequate to support the Company's cost structure and an uninterrupted delivery of aircraft. In order to achieve profitable income from operations before depreciation and amortization, management currently estimates that the Company will need to have 45 fully fractionalized aircraft. At June 30, 2008, the Company had 41.3 fractionalized aircraft. Therefore, Avantair's primary growth strategy is to continue to increase the number of fractional share owners and aircraft under management. The Company's recurring losses have resulted in an accumulated deficit of approximately $77 million and a working capital deficiency of approximately $30.2 million as of June 30, 2008. Therefore, depending on the Company's generation of cash from operations the Company may obtain additional funds through equity financing, including the sale of additional shares of common stock, asset sales, accelerated payments of maintenance and management fees, debt financing, or a combination thereof, in order to allow the Company to sustain operations for the foreseeable future.

Avantair is dependent upon key personnel whose loss may adversely impact Avantair's business.

Avantair depends on the expertise, experience and continued services of its senior management employees, especially Steven Santo, its Chief Executive Officer, Richard A. Pytak Jr., its Chief Financial Officer and Kevin Beitzel, its Chief Operating Officer. Santo has acquired specialized knowledge and skills with respect to Avantair and its operations and most decisions concerning the business of Avantair will be made or significantly influenced by him. Avantair does not maintain life insurance with respect to Santo, Pytak or Beitzel or any other of its executives. The loss of any of Santo, Pytak, Beitzel or other senior management employees, or an inability to attract or retain other key individuals, could materially adversely affect us. We seek to compensate and incentivize our key executives, as well as other employees, through competitive salaries and bonus plans, but there can be no assurance that these programs will allow Avantair to retain key employees or hire new key employees. As a result, if Messrs. Santo, Pytak and/or Beitzel were to leave Avantair, we could face substantial difficulty in hiring qualified successors and could experience a loss in productivity while any such successors obtain the necessary training and experience. On September 29, 2006, Avantair entered into an employment agreement with Santo. However, there can be no assurance that the terms of this employment agreement will be sufficient to retain Santo.

Avantair's management systems and personnel may not be sufficient to effectively manage its growth.

Avantair's growth strategy involves increasing the number of fractional share owners, aircraft under management and fixed base operations. Achieving Avantair's growth strategy is critical in order for its business to achieve economies of scale and to achieve profitability. Any condition that would deny, limit or delay its ability to acquire additional aircraft, sell fractional shares and open additional fixed base operations in the future will constrain Avantair's ability to grow. Acquiring additional aircraft, selling fractional shares and opening fixed base operations requires Avantair to commit a substantial amount of resources. Expansion is also dependent upon Avantair's ability to maintain a safe and secure operation and will require additional personnel, equipment and facilities.

An inability to hire and retain personnel, timely secure the required equipment and facilities in a cost-effective manner, efficiently operate Avantair's expanded facilities, or obtain the necessary regulatory approvals may adversely affect Avantair's ability to achieve its growth strategy. There can be no assurance that Avantair will be able to successfully expand its business in this increased competitive environment, and if Avantair fails to do so, its business could be harmed.

Expansion of Avantair's business will also strain its existing management resources and operational, financial and management information systems to the point that they may no longer be adequate to support its operations, requiring Avantair to make significant expenditures in these areas. Avantair will need to develop further financial, operational and management reporting systems and procedures to accommodate future growth and reporting requirements (including pursuant to applicable securities laws). There can be no assurance that Avantair will be able to develop such additional systems or procedures to accommodate its future expansion on a timely basis, and the failure to do so could harm its business.

Material weaknesses in internal controls over financial reporting may adversely affect Avantair's ability to comply with financial reporting laws and regulations and to publish accurate financial statements.

Management has made its evaluation of our disclosure controls and procedures as of June 30, 2008. Avantair is aware of the existence of a material weakness in the design and operation of Avantair's internal control over financial reporting that could adversely affect its ability to record, process, and summarize and report financial data consistent with the assertions of management in the financial statements. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness first began with the independent audit of the fiscal years June 2004, 2005 and 2006. The auditors' letter on material weakness states the following:

- Avantair's accounting files for fiscal 2004 were incomplete, which required significant modifications of accounting data for that period.
- Costs of fractional shares and revenue on certain contracts during the years ended June 30, 2006, 2005 and 2004 were not recognized properly due to errors made on the electronic worksheets for reporting this information.
- There was an insufficient number of accounting staff with the appropriate level of knowledge, which contributed to errors and deficiencies in financial reporting and disclosures.

Avantair is addressing the concerns stated in the auditor letter on internal controls and is making appropriate changes as an attempt to remedy concerns over internal controls and reduce the possibility of a misstatement of the Avantair's financial statements. The actions taken include the hiring of a Chief Financial Officer, Assistant Controller, Senior Accountant and a Director of Financial Reporting and Sarbanes Oxley Compliance. In addition, Avantair has modified its business processes to include enhanced controls over its core processes, the more significant of which are described below. Avantair continues to educate the senior accounting staff on the requirements of Section 404 of the Sarbanes-Oxley Act.

During fiscal 2008, Avantair has taken action to address the recommendations contained in the auditors' letter. In fiscal 2008, Avantair implemented a new back-office accounting software package which we anticipate will further improve the accounting process and related internal controls. In addition, the Company has begun to review and document the processes of each department to implement internal controls over financial reporting in compliance with the Sarbanes Oxley Act of 2002.

Because Avantair has not completed our remediation plan, management has concluded that a material weakness in the operation of our disclosure controls and procedures continues to exist at June 30, 2008. Any failure to effectively address a material weakness or other control deficiency of Avantair or implement required new or improved controls, or difficulties encountered in their implementation, could disrupt Avantair's ability to process key components of its result of operations and financial condition timely and accurately and cause Avantair to fail to meet its reporting obligations under rules of the Securities and Exchange Commission.

The aviation industry has inherent operational risks that may not be adequately covered by Avantair's insurance.

Avantair maintains insurance on its aircraft for risks commonly insured against by aircraft owners and operators, including hull physical damage liability, third-party liability, airport premises liability, war risk liability and ground hangar keepers liability coverage. Avantair can give no assurance that Avantair will be adequately insured against all risks or that its insurers will pay a particular claim. Even if its insurance coverage is adequate to cover its losses, Avantair may not be able to timely obtain a replacement aircraft in the event of a loss. Furthermore, in the future, Avantair may not be able to obtain adequate insurance coverage at reasonable rates for its fleet. Avantair's insurance policies will also contain deductibles, limitations and exclusions which, although we believe such policies are standard in the aviation industry, may nevertheless increase its costs. Moreover, certain accidents or other occurrences may result in intangible damages (such as damages to reputation) for which insurance may not provide an adequate remedy.

A default under Avantair's indebtedness may have a material adverse effect on Avantair's financial condition.

In the event of a default under certain of Avantair's indebtedness, the holders of the indebtedness generally would be able to declare all of such indebtedness, together with accrued interest, to be due and payable. In addition, borrowings under certain of Avantair's indebtedness are secured by a first priority lien on all of its assets, and, in the event of a default, the lenders generally would be entitled to seize the collateral. In addition, default under certain debt instruments could in turn permit lenders under other debt instruments to declare borrowings outstanding under those other instruments to be due and payable pursuant to cross default clauses. Accordingly, the occurrence of a default under any debt instrument, unless cured or waived, would likely have a material adverse effect on Avantair's business and Avantair's results of operations.

Avantair's loan agreements contain restrictive covenants that will limit its liquidity and corporate activities.

Avantair's loan agreements impose operating and financial restrictions that will limit Avantair's ability to:

- create additional liens on its assets;
- make investments;
- engage mergers and acquisitions;
- pay dividends; and
- sell any of Avantair's aircraft or any other assets outside the ordinary course of business.

Therefore, Avantair will need to seek permission from its lender in order for Avantair to engage in some corporate actions. Avantair's lender's interests may be different from those of Avantair, and no assurance can be given that Avantair will be able to obtain its lender's permission when needed. This may prevent Avantair from taking actions that are in its best interest.

Avantair's dependence on the Piaggio Avanti aircraft manufacturer poses a significant risk to its business and prospects.

Avantair has historically sold and flown only Piaggio Avanti aircraft. The type of aircraft sold and operated by Avantair is the product of a single manufacturer. If the Piaggio Avanti manufacturer faced production delays due to, for example, natural disasters or labor strikes, Avantair may experience a significant delay in the delivery of previously ordered aircraft, which would adversely affect its revenues and profitability and could jeopardize its ability to meet the demands of its customers. Avantair has limited alternatives to find alternate sources of new aircraft.

Avantair's dependence on the importation of foreign aircraft poses a significant risk to its business prospects.

Avantair's revenue and profitability are based in part on current laws and regulations regarding the exportation from the country of manufacture and importation into the United States of the aircraft. Current laws and regulations do not preclude the exportation from the subject manufacturers' countries of operation or importation of the aircraft into the United States, provided that all applicable statutory and regulatory requirements are satisfied. Modification of such statutes and regulations by any foreign government or any agency thereof with respect to the exportation of the aircraft or modification of such statutes and regulations by the federal government of the United States or any agency thereof affecting the importation of the aircraft, could pose a significant risk to Avantair's business operations. The risks for Avantair associated with the modification of the exportation and importation statutes and regulations are increased due to Avantair's current dependence on the importation of foreign aircraft for the sale of fractional interests in aircraft.

Avantair's reputation and financial results could be harmed in the event of an accident or incident involving its aircraft.

An accident or incident involving one of Avantair's aircraft could involve significant potential claims of injured passengers or others in addition to repair or replacement of a damaged aircraft and its consequential temporary or permanent loss from service. Although Avantair believes it currently maintains liability insurance in amounts and of the type generally consistent with industry practice, the amount of such coverage may not be adequate and Avantair may be forced to bear substantial losses from an accident. Substantial claims resulting from an accident in excess of Avantair's related insurance coverage would harm its business and financial results. Moreover, any aircraft accident or incident, even if fully insured, could cause a public perception that Avantair is less safe or reliable than other competitors, which would harm Avantair's business.

The fractional aircraft industry is competitive.

Avantair competes with national airlines, regional airlines, charter carriers, other fractional aircraft ownership operators, and particularly on shorter routes, ground transportation. According to AvData and JetNet, there are only five companies which have 3% or more of the total market for fractional aircraft, based upon the units in operation - NetJets, Flight Options, FlexJet, CitationShares, and Avantair, with NetJets having a market share of approximately 50% and Avantair's three largest competitors having a combined market share of over 80%. According to JetNet, as of April 2008, Avantair had an approximate market share of 7%. Many of Avantair's competitors have been in business far longer than Avantair and have significantly greater financial stability, access to capital markets and name recognition. In addition, some of our competitors offer a larger selection of aircraft (including jet aircraft), some of which permit owners to fly greater distances or at greater speeds, travel with a greater number of passengers and on shorter advance notice before flying. Unanticipated shortfalls in expected revenues as a result of price competition or in delivery delays by suppliers would negatively impact our financial results and harm Avantair's business. There is no assurance that Avantair will be able to successfully compete in this industry.

Restriction on foreign ownership and possible required divestiture of stock.

In some cases, including all current international operations, Avantair is deemed to transport persons or property by air for compensation, and Avantair accordingly is regulated by the FAA and the U.S. Department of Transportation as an air taxi operator. Therefore, to comply with restrictions imposed by U.S. aviation laws on foreign ownership of air carriers, our certificate of incorporation and bylaws have been amended to reflect that at least 75% of our voting stock is required to be held by U.S. citizens. Although Avantair's amended and restated certificate of incorporation contains provisions limiting non-citizen ownership of its voting stock, Avantair could lose its operating certificate, which allows it to conduct aircraft operations in the U.S., if such provisions prove unsuccessful in maintaining the required level of citizen ownership. Such loss would have a material adverse effect on Avantair. If Avantair determines that persons who are not citizens of the U.S. own more than the permitted percentage, currently 25%, of Avantair's voting stock, Avantair may redeem such stock or, if redemption is not permitted by applicable law or Avantair's Board of Directors, in its discretion, elects not to make such redemption, we may restrict the voting rights of such excess shares. The required redemption would be at a price equal to the average closing price during the preceding 10 trading days, which price could be materially different from the current price of the common stock, or at a price at which the non-citizen acquired the voting stock, or at a price equal to the fair market value as determined by Avantair's Board of Directors, plus the amounts of any dividends or other distributions which may be owed to the stockholder. If a non-citizen purchases the voting stock, there can be no assurance that his stock will not be redeemed, which redemption could result in a material loss, or that he will be able to exercise full voting rights with respect to such voting stock. Such restrictions and redemption rights may make Avantair's equity securities less attractive to potential investors, which may result in Avantair's publicly traded voting stock having a lower market price than it might have in the absence of such restrictions and redemption rights.

Future acquisitions of businesses or other assets by Avantair would subject Avantair to additional business, operating and industry risks, the impact of which cannot presently be evaluated, and could adversely impact Avantair's capital structure.

While Avantair is not presently pursuing any additional acquisitions, the Company may in the future consider acquisitions of businesses or other assets. Accordingly, there is no current basis to evaluate the possible merits or risks of the particular business or assets that Avantair may acquire, or of the industry in which such business operates. If Avantair acquires a business in an industry characterized by a high level of risk, it may be affected by the currently unascertainable risks of that industry. Although Avantair's management will endeavor to evaluate the risks inherent in a particular industry or target business, there can be no assurance that Avantair will properly ascertain or assess all of the significant risk factors.

In addition, the financing of any acquisition could adversely impact Avantair's capital structure as any such financing would likely include the issuance of additional equity securities and/or the borrowing of funds. The issuance of additional equity securities may significantly reduce the equity interest of existing stockholders and/or adversely affect prevailing market prices for Avantair's common stock. If Avantair incurs indebtedness, it could increase the risk of a default that would entitle the holder to declare such indebtedness due and payable and/or to seize any collateral securing the indebtedness. In addition, default under one debt instrument could in turn permit lenders under other debt instruments to declare borrowings outstanding under those other instruments to be due and payable pursuant to cross default clauses. Accordingly, the financing of future acquisitions could adversely impact the capital structure and equity interest in Avantair.

Except as required by law or the rules of any securities exchange on which Avantair's securities might be listed at the time Avantair seeks to consummate an acquisition, shareholders will not be asked to vote on any proposed acquisition and will not be entitled to exercise conversion rights in connection with any such acquisition.

Avantair's business is subject to extensive government regulation, which can result in increased costs, delays, limits on its operating flexibility and competitive disadvantages.

Commercial aircraft operators are subject to extensive regulatory requirements. Many of these requirements result in significant costs. For example, from time to time the Federal Aviation Administration (FAA) issues directives and other regulations relating to the maintenance and operation of aircraft, and compliance with those requirements drives significant expenditures.

Moreover, additional laws, regulations, taxes and airport rates and charges have been enacted from time to time that have significantly increased the costs of commercial aircraft operations, reduced the demand for air travel or restricted the way we can conduct our business. For example, the Aviation and Transportation Security Act, which became law in 2001, mandates the federalization of certain airport security procedures and imposes additional security requirements on airlines. Similar laws or regulations or other governmental actions in the future may adversely affect Avantair's business and financial results.

Avantair's results of operations may be affected by changes in law and future actions taken by governmental agencies having jurisdiction over Avantair's operations, including:

- changes in the law which affect the services that can be offered by commercial aircraft operators in particular markets and at particular airports;
- restrictions on competitive practices (for example court orders, or agency regulations or orders, that would curtail a commercial aircraft operator's ability to respond to a competitor);
- the adoption of regulations that impact customer service standards (for example, new passenger security standards); or
- the adoption of more restrictive locally-imposed noise restrictions.

Also, Avantair is subject to various federal and state environmental statutes.

The FAA has jurisdiction over many aspects of Avantair's business, including personnel, aircraft and ground facilities. Avantair is required to have an FAA Air Carrier Operating Certificate to transport personnel and property for compensation in aircraft it operates directly. The FAA certificate contains operating specifications that allow Avantair to conduct its present operations, but it is potentially subject to amendment, suspension or revocation in accordance with procedures set forth in federal aviation laws. The FAA is responsible for ensuring that Avantair complies with all FAA regulations relating to the operation of its aviation business, and conducts regular inspections regarding the safety, training and general regulatory compliance of its aviation operations. Additionally, the FAA requires Avantair to file reports confirming our continued compliance.

Avantair could be adversely affected by a failure or disruption of its computer, communications or other technology systems.

Avantair is highly dependent on its computer systems and call center software to operate its business. The systems and software on which Avantair relies to manage the scheduling and monitoring of its flights could be disrupted due to events beyond Avantair's control, including natural disasters, power failures, terrorist attacks, equipment failures, software failures and computer viruses and hackers. Further, the vendor of Avantair's scheduling software is a small business and highly dependent on the services of its founder. Any substantial or repeated failure of Avantair's systems or software could impact Avantair's operations and customer service, result in a disruption in flight scheduling, the loss of important data, loss of revenues, increased costs and generally harm its business. Moreover, a catastrophic failure of certain of Avantair's vital systems could limit its ability to operate flights for an indefinite period of time, which would have a material adverse impact on Avantair's business.

Avantair may not be able to obtain acceptable customer contracts covering all of the fractional interests of its new airplanes which could adversely affect our profitability.

Avantair intends to substantially expand its fleet of airplanes and has contractual commitments to purchase 60 additional Piaggio aircraft through 2013. Although the contract provides flexibility to defer aircraft deliveries in the future, the fractional interests of Avantair's new airplanes may not be fully sold when they are placed into service. As a result, Avantair's financial performance could be adversely affected if Avantair is unable to sell all of the fractional interests in these aircraft. As of June 30, 2008, the Company had 26 fractional aircraft shares available for sale.

Sales of fractional interests in excess of available fleet capacity could adversely affect Avantair's business.

Since fractional shareowners generally desire to enter a fractional program when they make their decision to purchase a fractional share, it is difficult for a fractional operator to pre-sell many shares in advance of receipt of additional aircraft. An aircraft fleet provides a finite level of capacity, and the addition of significant additional share owners to the usage base may require an increase in charter usage, which may not be economical. If Avantair does not adequately manage the sales process and sells shares in excess of its available capacity, its business could be adversely affected.

Avantair's business could be adversely affected by a failure to attract and retain qualified pilots and other operations personnel.

Avantair's ability to attract and retain qualified pilots, mechanics, and other highly trained personnel will be an important factor in determining Avantair's future success. Many of Avantair's customers require pilots of aircraft that service them to have high levels of flight experience. The market for these experienced and highly trained personnel is extremely competitive. If Avantair is unable to attract and retain such persons, flight operations may be disrupted, which could have a negative effect on our results.

Avantair's business is affected by many changing economic conditions beyond its control which may adversely affect its results of operations.

Ownership of fractional shares is likely considered a luxury item to consumers, especially compared to the costs associated with commercial air travel. As a result, a general downturn in economic, business and financial conditions, including recession, inflation and higher interest rates, could have an adverse effect on consumers' spending habits and could cause them to travel less frequently and, to the extent they travel, to travel using commercial air carriers or other means considered to be more economical than via a fractionally owned aircraft.

The operation of aircraft is dependent on the price and availability of fuel. Continued periods of historically high fuel costs may materially adversely affect Avantair's operating results.

Avantair's operating results may be significantly impacted by changes in the availability or price of fuel for aircraft operated by Avantair. Fuel prices have increased substantially since 2004. Although Avantair is currently able to obtain adequate supplies of fuel, it is impossible to predict the price of fuel. Political disruptions or wars involving oil-producing countries, changes in government policy, changes in fuel production capacity, environmental concerns and other unpredictable events may result in fuel supply shortages and additional fuel price increases in the future. Furthermore, Avantair bears the entire cost of fuel when repositioning aircraft. There can be no assurance that Avantair will be able to fully recover its increased fuel costs by passing these costs on to its customers. In the event that Avantair is unable to do so, Avantair's operating results will be adversely affected.

Avantair's reliance on current laws and regulations with respect to the opportunity to conduct sales with foreign customers and flights to currently permitted areas poses a significant risk to its business prospects.

Avantair's revenue and profitability are based in part on current laws and regulations by the federal government of the United States and the agencies thereof, including but not limited to the Department of Homeland Security, the Department of State, the Department of Commerce and the Department of the Treasury, allowing sales to and provision of services for foreign persons and flights to foreign locations that are permissible under current laws and regulations. Modification of such statutes and regulations could pose a significant risk to Avantair's business operations by reducing the pool of potential customers through the preclusion of foreign persons and the locations of permissible flights.

Risks Related to Our Common Stock, Warrants, and Units

There will be a substantial number of shares of our common stock available for resale in the future that may be dilutive to our current stockholders and may cause a decrease in the market price of our common stock.

At present we have 15,286,792 shares of common stock outstanding, all of which shares of common stock are freely tradable. In addition, 2,951,457 shares of common stock underlying the Company's Series A Convertible Preferred Stock were registered pursuant to the Company's Registration Statement on Form S-1 (No. 333-152036) declared effective on August 1, 2008. On June 17, 2008, the Company filed with the Securities and Exchange Commission a post-effective amendment on Form S-3 to the Company's Registration Statement on Form S-1 (No. 333-121028).Upon effectiveness of the amendment, the registration statement will be available for the issuance of shares of common stock upon exercise of the Company's outstanding publically traded warrants. The Company also approved a warrant retirement program, pursuant to which it will offer the holders of its 13,800,000 publically traded warrants the opportunity to exercise those warrants on an amended term for a limited time. The Company is modifying the 13,800,000 warrants to reduce the per-share exercise price from $5.00 to $3.00. In addition, for each warrant exercised by a holder at the reduced exercise price, the holder will have the option to engage in a cashless exercise by exchanging ten additional warrants for one additional share of common stock. Warrants tendered for cashless exercise may only be tendered in groups of ten and no fractional shares will be issued for odd lots of nine or less. The Company filed a Tender Offer Statement on Schedule TO and related materials as a pre-commencement communication. The Tender Offer has not commenced and the Company and its agents are not currently accepting tenders at this time. The Company will issue a press release announcing the commencement of the tender offer once it has begun. In addition to the 13,800,000 warrants above, there are also 346,000 additional warrants outstanding which are not eligible to participate in the program indicated above. All of these warrants are presently exercisable, and all of our common stock issuable upon exercise of the warrants is available for resale upon exercise. There is also the possibility of the future issuance of up to an additional 4,774,873 shares of our common stock based upon the company's financial performance and the trading price of our common stock. The Avantair stockholders who will receive the balance of the shares of our common stock issued in the acquisition have agreed that their shares cannot be sold until a specified period of time after the filing of this Annual Report on Form 10-K for the fiscal year ended June 30, 2008. Also, 1,500,000 shares of our common stock was purchased by our initial stockholders prior to our initial public offering and were held in escrow until February 24, 2008, at which time they were released from escrow and be eligible for resale in the public market subject to compliance with applicable law. Our initial stockholders are entitled to demand that we register the resale of their shares of common stock at any time after the date on which their shares are released from escrow. The presence of these additional shares of common stock eligible for trading in the public market may have an adverse effect on the market price of our common stock.

As a result of contingent deferred purchase price payments payable to Old Avantair stockholders, our stock price may be adversely affected.

Under the terms of the Stock Purchase Agreement, Old Avantair's stockholders are eligible to receive contingent deferred purchase price payments. If at any time after the closing of the acquisition, but prior to February 23, 2009, the closing trading price on the Over-the-Counter Bulletin Board (or on a national securities market on which our common stock is then quoted for trading) of our common stock for 20 trading days within any 30 trading day period equals or exceeds $8.50 per share, the Company will issue to Old Avantair's stockholders an aggregate of 4,774,873 additional shares of our common stock. If any of these deferred purchase price payments are made to Old Avantair's stockholders, our stock price may be adversely affected.

Our shares of common stock are subject to the SEC's penny stock rules, broker-dealers may experience difficulty in completing customer transactions and trading activity in our securities may be adversely affected.

We have net tangible assets of $5,000,000 or less and our ordinary shares have a market price per share of less than $5.00, transactions in our ordinary shares may be subject to the "penny stock" rules promulgated under the Securities Exchange Act of 1934. Under these rules, broker-dealers who recommend such securities to persons other than institutional accredited investors must:

- make a special written suitability determination for the purchaser;
- receive the purchaser's written agreement to a transaction prior to sale;
- provide the purchaser with risk disclosure documents that identify certain risks associated with investing in "penny stocks" and that describe the market for these "penny stocks" as well as a purchaser's legal remedies; and
- obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before a transaction in a "penny stock" can be completed.

Shares of our common stock are subject to these rules, broker-dealers may find it difficult to effectuate customer transactions and trading activity in our securities may be adversely affected. As a result, the market price of our securities may be depressed, and you may find it more difficult to sell our securities.

We have been unable to receive a listing of our securities on NASDAQ or another national securities exchange, and this may make it more difficult for our stockholders to sell their securities.

Shares of our common stock, warrants and units are currently traded in the over-the-counter market and quoted on the OTCBB. Our common stock, warrants and units are not currently eligible for inclusion in The NASDAQ Stock Market. The listing of our common stock, warrants and units on The NASDAQ Stock Market or another national securities exchange was not a condition of the acquisition and there is no assurance that this listing will be obtained. If we are unable to receive a listing or approval of trading of securities on NASDAQ or another national securities exchange, then it may be more difficult for stockholders to sell their securities.

An effective registration statement may not be in place when an investor desires to exercise warrants, thus precluding such investor from being able to exercise his, her or its warrants and causing such warrants to be practically worthless.

No warrant will be exercisable and we will not be obligated to issue shares of our common stock unless, at the time a holder seeks to exercise such warrant, a prospectus relating to the common stock issuable upon exercise of the warrant is current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, we have agreed to use our best efforts to meet these conditions and to maintain a current prospectus relating to the common stock issuable upon exercise of the warrants until the expiration of the warrants. However, we cannot assure you that we will be able to do so, and if we do not maintain a current prospectus related to the common stock issuable upon exercise of the warrants, holders will be unable to exercise their warrants and we will not be required to settle any such warrant exercise. If the prospectus relating to the common stock issuable upon the exercise of the warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, the warrants may have no value, the market for the warrants may be limited and the warrants may expire worthless.

Item 1B. Unresolved Staff Comments

None.

Item 2. Facilities

Avantair currently leases the following principal properties:

- approximately 125,000 square feet of office and hangar space at 4311 General Howard Drive, Clearwater, FL 33762, under a lease that expires April 30, 2020.
- approximately 65,258 square feet of office and hangar space at 575 Aviation Drive, Camarillo, California under a lease that expires on August 1, 2021; and
- effective August 1, 2008, approximately 17,752 square feet of hangar, shop and office space at Essex County Airport, in Caldwell, New Jersey under a lease that is month to month.

Item 3. Legal Proceedings

Avantair is not involved in any legal proceedings which it believes will have a significant effect on its business, financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on its business, financial position, results of operations or liquidity.

From time to time, Avantair may be subject to legal proceedings and claims in the ordinary course of business, involving principally commercial charter party disputes. It is expected that these claims would be covered by insurance if they involve liabilities such as arise from collision, other casualty, death or personal injuries to crew, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of our security holders through the solicitation of proxies or otherwise during the fourth quarter of fiscal year 2008.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

MARKET PRICE OF AND DIVIDENDS ON COMMON STOCK

Our units, common stock and warrants are traded on the Over-the-Counter Bulletin Board under the symbols AAIRU, AAIR and AAIRW, respectively. The following table sets forth the range of high and low closing bid prices for the units, common stock and warrants for the periods indicated since such common stock and warrants commenced public trading on March 8, 2005. The over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily reflect actual transactions.

	Common Stock(1)		Warrants(1)		Units(2)	
	High	Low	High	Low	High	Low
2005						
First Quarter	5.20	5.12	0.70	0.65	6.60	6.30
Second Quarter	5.20	4.90	0.64	0.52	6.35	5.95
Third Quarter	5.15	4.90	0.64	0.46	6.30	5.75
Fourth Quarter	5.23	5.06	0.59	0.41	6.27	5.90
2006						
First Quarter	5.48	5.19	0.78	0.50	7.06	6.13
Second Quarter	5.45	5.30	0.77	0.43	6.88	6.20
Third Quarter	5.37	5.29	0.48	0.36	6.20	6.00
Fourth Quarter	5.51	5.31	0.70	0.35	6.70	6.02
2007 (3)						
Third Quarter (4)	5.60	4.30	0.80	0.53	7.15	6.38
Fourth Quarter	5.30	4.31	0.82	0.53	6.85	5.45
2008						
First Quarter	5.25	4.47	0.75	0.46	6.85	5.55
Second Quarter	5.30	4.23	0.84	0.53	6.50	5.05
Third Quarter	5.15	2.80	0.81	0.14	6.25	3.01
Fourth Quarter	3.00	1.94	0.18	0.06	2.98	2.30

(1) Commencing March 8, 2005

(2) Commencing February 25, 2005

(3) On February 22, 2007, Avantair changed its fiscal year

(4) Commencing February 22, 2007, date of Reverse Merger

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently expect to retain all future earnings for use in the operation and expansion of our business and do not anticipate paying cash dividends in the foreseeable future. The declaration and payment of any dividends in the future will be determined by our board of directors, in its discretion, and will depend on a number of factors, including our earnings, capital requirements and overall financial condition.

EQUITY COMPENSATION PLANS

The following table sets forth information regarding the Company's Equity Compensation Plan as of June 30, 2008:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	150,000	$ 5.34	1,136,000
Equity compensation plans not approved by security holders	—	—	—
Total	150,000	$ 5.34	1,136,000

The maximum number of shares of Avantair's common stock issuable in connection with the 2006 Long-Term Incentive Plan (which we sometimes refer to as the Plan) may not exceed 1,500,000 shares. There are 150,000 shares subject to issuance upon exercise of outstanding stock options; 200,834 shares have been issued with respect to awards of restricted stock; and 1,149,166 remain available for future issuance under the Plan.

RECENT SALES OF UNREGISTERED SECURITIES

On November 14, 2007, pursuant to the terms of the Preferred Stock Purchase Agreement, dated November 14, 2007, by and among Avantair, Hummingbird Microcap Value Fund, Hummingbird Concentrated Fund LP, Hummingbird Value Fund LP, Hound Partners, LP and Hound Partners Offshore Fund, LP, Avantair issued 112,000 shares of its newly-created Series A Convertible Preferred Stock for an aggregate purchase price of $11,200,000. The shares of Series A Convertible Preferred Stock issued under the Preferred Stock Purchase Agreement were not registered under the Securities Act of 1933, as amended, and bear restrictive legends that reflect this status. The securities were issued in a private placement in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. Avantair did not engage in any general solicitation or advertisement for the issuance of these securities. These securities were purchased by a total of five (5) investors, which are comprised of two groups of affiliated entities. In connection with this issuance, each of the investors represented that (i) it is an accredited investor as this term is defined in Regulation D under the Securities Act, (ii) the securities it is acquiring cannot be resold except pursuant to a effective registration under the Securities Act or in reliance on an exemption from the registration requirements of the Securities Act, and that the certificates representing such securities bear a restrictive legend to that effect and (iii) it intends to acquire the securities for investment only and not with a view to the resale thereof.

On December 5, 2007, pursuant to the terms of the Preferred Stock Purchase Agreement, dated December 5, 2007, by and among Avantair, Potomac Capital Partners LP, Pleiades Investment Partners R LP and Potomac Capital International Ltd., Avantair issued 40,000 shares of its newly-created Series A Convertible Preferred Stock for an aggregate purchase price of $4,000,000. The shares of Series A Convertible Preferred Stock issued under the Preferred Stock Purchase Agreement were not registered under the Securities Act of 1933, as amended, and bear restrictive legends that reflect this status. The securities were issued in a private placement in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. Avantair did not engage in any general solicitation or advertisement for the issuance of these securities. These securities were purchased by a total of three (3) investors, which are comprised of one group of affiliated entities. In connection with this issuance, each of the investors represented that (i) it is an accredited investor as this term is defined in Regulation D under the Securities Act, (ii) the securities it is acquiring cannot be resold except pursuant to a effective registration under the Securities Act or in reliance on an exemption from the registration requirements of the Securities Act, and that the certificates representing such securities bear a restrictive legend to that effect and (iii) it intends to acquire the securities for investment only and not with a view to the resale thereof.

Effective August 1, 2008, 2,951,457 shares of common stock underlying the Company's Series A Convertible Preferred Stock were registered and are freely tradable pursuant to the declaration of the Company's Registration Statement on Form S-1 (No. 333-152036) filed by the Company on June 30, 2008.

In addition, on June 17, 2008, the Company filed with the Securities and Exchange Commission a post-effective amendment on Form S-3 to the Company's Registration Statement on Form S-1 (No. 333-121028). Upon effectiveness of the amendment, the registration statement will be available for the issuance of shares of common stock upon exercise of the Company's outstanding publically traded warrants. The Company also approved a warrant retirement program, pursuant to which it will offer the holders of its 13,800,000 publically traded warrants the opportunity to exercise those warrants on an amended term for a limited time. The Company is modifying the 13,800,000 warrants to reduce the per-share exercise price from $5.00 to $3.00. In addition, for each warrant exercised by a holder at the reduced exercise price, the holder will have the option to engage in a cashless exercise by exchanging ten additional warrants for one additional share of common stock. Warrants tendered for cashless exercise may only be tendered in groups of ten and no fractional shares will be issued for odd lots of nine or less. The Company filed a Tender Offer Statement on Schedule TO and related materials as a pre-commencement communication. The Tender Offer has not commenced and the Company and its agents are not currently accepting tenders at this time. The Company will issue a press release announcing the commencement of the tender offer once it has begun. In addition to the 13,800,000 warrants above, there are also 346,000 additional warrants outstanding which are not eligible to participate in the program indicated above. All of these warrants are presently exercisable, and all of our common stock issuable upon exercise of the warrants is available for resale upon exercise.

Item 6. Selected Financial Data

The following table presents our summary historical consolidated financial information. The summary consolidated statements of operations data for each of the two fiscal years in the period ended June 30, 2008 and the consolidated balance sheet data as of June 30, 2008 and 2007 have been derived from our audited consolidated financial statements included elsewhere in this report. The consolidated statement of operations data for each of the fiscal years ended June 30, 2006, 2005, and 2004 and the consolidated balance sheet information as of June 30, 2006, 2005 and 2004 was derived from our audited consolidated financial statements which are not presented herein. These historical results are not necessarily indicative of results to be expected in any future period.

Avantair, Inc. and Subsidiaries
(Formerly Ardent Acquisition Corporation)
Consolidated Statement of Operations

	Years Ended June 30,				
	2008	2007	2006	2005	2004
Revenue					
Fractional aircraft sold	$ 43,426,696	$ 29,695,175	$ 23,756,070	$ 10,580,859	$ 3,226,890
Maintenance and management fees	58,211,457	38,787,596	22,824,940	11,645,999	3,463,810
Charter card and demonstration revenue	10,233,232	6,420,336	1,559,907	984,243	671,278
FBO and other revenues	3,747,598	1,490,124	254,463	183,277	356,070
Total revenue	115,618,983	76,393,232	48,395,380	23,394,378	7,718,048
Operating expenses					
Cost of fractional aircraft shares sold	36,637,959	24,370,988	19,166,722	9,318,013	2,925,978
Cost of flight operations	50,058,692	35,665,057	25,362,985	10,157,566	3,875,815
Cost of fuel	16,489,422	10,192,406	6,419,835	4,226,802	1,744,270
Write-off of aircraft deposit	-	300,000	-	-	-
General and administrative expenses	20,703,120	18,540,610	10,757,280	4,952,472	3,212,940
Selling expenses	4,670,246	4,333,268	3,672,754	976,164	514,430
Depreciation and amortization	3,624,710	2,013,530	2,649,096	1,932,757	1,011,464
Total operating expenses	132,184,149	95,415,859	68,028,672	31,563,774	13,284,897
Loss from operations	(16,565,166)	(19,022,627)	(19,633,292)	(8,169,396)	(5,566,849)
Other income (expenses)					
Interest income	482,666	444,179	557,508	490,591	237,927
Other income	861,662	284,723	437,982	167,329	553,457
Interest expense	(3,661,227)	(3,406,181)	(2,110,119)	(1,194,723)	(269,036)
Total other expenses	(2,316,899)	(2,677,279)	(1,114,629)	(536,803)	522,348
Net Loss	(18,882,065)	(21,699,906)	(20,747,921)	(8,706,199)	(5,044,501)
Preferred stock dividend	(903,851)	-	-	-	-
Net loss attributable to common stockholders	$ (19,785,916)	$ (21,699,906)	$ (20,747,921)	$ (8,706,199)	$ (5,044,501)
Loss per common share:					
Basic and diluted	$ (1.30)	$ (2.47)	$ (6.31)	$ (2.65)	$ (1.53)
Weighted-average common shares outstanding:					
Basic and diluted	15,230,482	8,780,234	3,288,590	3,288,590	3,288,590

	As of June 30,				
	2008	2007	2006	2005	2004
Consolidated Balance Sheet Data					
Total Assets	$ 204,477,455	$ 160,490,260	$ 105,154,683	$ 93,640,621	$ 53,186,447
Long-Term Obligations	$ 123,018,837	$ 112,509,063	$ 72,844,665	$ 57,777,196	$ 24,356,483
Stockholders' Deficit	$ (31,651,546)	$ (11,959,024)	$ (35,030,607)	$ (13,748,700)	$ (5,042,501)

Item 7. Management's Discussion And Analysis Of Financial Condition And Results Of Operations

The following discussion should be read in conjunction with the consolidated financial statements and related notes which appear elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this Annual Report on Form 10-K, particularly under the heading "Risk Factors."

Overview

Avantair is engaged in the sale and management of fractional ownerships of professionally piloted aircraft for personal and business use. According to AvData, Avantair is the fifth largest company in the North American fractional aircraft industry. As of June 30, 2008, Avantair operated 49 aircraft (which includes 5 core aircraft) with 60 additional Piaggio Avanti II aircraft on order. Avantair operates fixed flight based operations (FBO) in Camarillo, California and, effective August 1, 2008 in Caldwell, New Jersey. The Company also provides aircraft maintenance, concierge and other services to customers and services to the Avantair fleet from hangars and office locations in Clearwater, Florida, Camarillo, California and Caldwell, New Jersey.

Avantair generates revenues primarily through the sale of fractional ownership shares of aircraft, by providing operations, maintenance and management services related to these aircraft, and from the sale of time cards providing 25 flight time hours per year of access to its aircraft fleet without the requirement of purchasing fractional ownership shares. The Company markets and sells fractional ownership interests to individuals and businesses with a minimum share size of a 1/16 th ownership interest. Under maintenance and management agreements with fractional owners, Avantair provides pilots, maintenance, fuel and hangar space for the aircraft.

As a relatively new Company, Avantair has expended funds necessary to establish the operations and business infrastructure required of a fractional airline and has not generated sufficient cash from operations to fund its growth. Therefore, the Company raised additional funds through equity offerings, debt financing and the sale of assets to fund operations. In connection with future financing of growth, and depending upon the Company's generation of cash from operations, the Company may obtain additional funds through equity financing, including the sale of additional shares of common stock, assets sales, accelerated payments of maintenance and management fees, debt financing, or a combination thereof.

Avantair presently sources all of its aircraft from a single manufacturer, Piaggio America, Inc. As of June 30, 2008, Avantair had contractual commitments to purchase 60 additional Piaggio Avanti II aircraft through 2013 at wholesale pricing for an aggregate of approximately $349 million from this manufacturer. The Company has been able to defer aircraft deliveries to bring them in line with sales expectations based upon existing economic conditions and the contract provides flexibility to defer aircraft deliveries in the future. At June 30, 2008, the Company had 26 fractional aircraft shares available for sale. In addition to the cost of acquiring aircraft, Avantair's primary expenses have been related to fuel, aircraft repositioning (i.e., moving an aircraft to another location to accommodate a customer's need and demonstration flights for sales purposes), maintenance, charters and insurance.

In order to achieve profitable income from operations before depreciation and amortization, management currently estimates that the Company will need to have 45 fully fractionalized aircraft. At June 30, 2008, the Company had 41.3 fractionalized aircraft. Therefore, Avantair's primary growth strategy is to continue to increase the number of fractional share owners and aircraft under management. The Company believes income from operations before depreciation and amortization is useful to investors as it excludes certain non-cash expenses that do not directly relate to the operation of fractionalized aircraft. This measure is a supplement to generally accepted accounting principles (GAAP) used to prepare the Company's financial statements and should not be viewed as a substitute for GAAP measures. In addition, the Company's non-GAAP measure may not be comparable to non-GAAP measures of other companies. Income from operations according to GAAP would include depreciation and amortization expense, estimated to be approximately $330,000 per month at the time of fully fractionalizing the 45 th aircraft. See also further discussion at "Liquidity and Capital Resources" section following.

Critical Accounting Policies

Avantair's discussion and analysis of its financial condition and results of operations for the purposes of this document are based upon its combined and consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America.

Avantair's significant accounting policies are presented in Note 2 to its audited consolidated financial statements, and the following summaries should be read in conjunction with the financial statements and the related notes included elsewhere in this report. While all accounting policies affect the financial statements, certain policies may be viewed as critical. Critical accounting policies are those that are both most important to the portrayal of the financial statements and results of operations and that require Avantair's management's most subjective or complex judgments and estimates. Avantair's management believes the policies that fall within this category are the policies related to revenue recognition, aircraft costs related to fractional sales, use of estimates, capital assets, impairment of long-lived assets, income taxes and loss per share.

Revenue Recognition

The Company sells fractional shares of aircraft and the related maintenance and management services that accompany aircraft ownership. The aircraft are sold in 1/16th shares or multiples thereof. The purchase agreement grants the customer the right to the use of the aircraft for a specified number of hours each year the aircraft is in service. When a customer purchases a fractional share, they are also required to enter into a five-year management and maintenance agreement. Under the terms of the maintenance and management agreement, the Company agrees to manage, operate and maintain the aircraft on behalf of the customer in exchange for a fixed monthly fee.

Fractional Aircraft Shares

The Company does not have objective evidence to determine the fair value and locate fractional share revenue from that generated from the management and maintenance agreement, and, as a result, has adopted the provisions of the Emerging Issues Task Force ("EITF") Issue No. 00-21 "Accounting for Revenue Arrangements with Multiple Deliverables" to account for the sale of fractional shares of aircraft. Accordingly, as the sales of the fractional shares cannot be separated from the underlying maintenance and management agreement, fractional share sale revenue is recognized ratably over the five-year life of the maintenance and management agreement. The period in which revenue is recognized will be evaluated on a periodic basis. Factors that impact management's assessment of the most appropriate period of revenue recognition will include, but not be limited to, customer turnover, terms and conditions of the related fractional share sale, maintenance arrangements as well as any other factor that could impact revenue.

Management and Maintenance Agreement

Revenue earned in connection with the management and maintenance agreements is recognized ratably over the term of the agreement or five years. If a customer prepays its management and maintenance fee for a period of one year or longer, the prepayment is recorded as unearned revenue and amortized into revenue on a monthly basis in accordance with the schedule provided for within each agreement.

Aircraft Costs Related To Fractional Sales

The Company reflects aircraft costs related to the sale of fractional aircraft shares. As a result of the adoption of EITF 00-21, the Company recognizes revenue from the sale of fractional shares as income over the five-year period. The aircraft costs related to sales of fractional shares consist of the cost of the aircraft and are recorded as an asset and recognized as the cost of aircraft shares sold over the five-year period.

Charter Card and Demonstration Revenues

Demonstration revenues. The Company charges prospective new aircraft share owners on an hourly basis for each hour the prospective share owners are flown to demonstrate the quality and capabilities of the aircraft. The Company recognizes revenue related to these demonstration flights when the flight is completed.

Charter Card revenues. The Company sells access to its aircraft fleet through a 25 hour time card for flight time without the requirement to purchase an ownership share in an aircraft. The card holder pays the Company the entire amount in advance of access to the aircraft fleet. The Company defers the entire amount paid and recognizes revenue on an incremental basis as aircraft are flown.

FBO and Other Revenue

FBO and other revenue is comprised primarily of revenue from the sale of fuel at the Company's FBO facilities and rental of hangar space at the Company's operating locations. This revenue is recorded when goods are delivered or services have been rendered.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying disclosures. These estimates and assumptions are based upon management's best knowledge of current events and actions that the Company may take in the future. The Company is subject to uncertainties such as the impact of future events, economic, environmental and political factors and changes in the Company's business environment; therefore, actual results could differ from these estimates. Accordingly, the accounting estimates used in the preparation of the Company's financial statements will change as new events occur, as more experience is acquired, as additional information is obtained and as the Company's operating environment changes. Changes in estimates are made when circumstances warrant. Such changes in estimates and refinements in estimation methodologies are reflected in reported results of operations; if material, the effects of changes in estimates are disclosed in the notes to the consolidated and combined financial statements. Significant estimates and assumptions by management affect: the proper recording of revenue arrangements with multiple deliverables, the allowance for doubtful accounts, the carrying value of long-lived assets, the amortization period of long-lived assets, the provision for income taxes and related deferred tax accounts, certain accrued expenses and contingencies.

Property and Equipment

Property and equipment is recorded at cost and consists principally of aircraft purchased which are not fractionalized and which provide additional capacity to the Company to meet customer demand. Depreciation and amortization is computed using the straight-line method over the following useful lives:

Aircraft	7 years
Office equipment and furniture and fixtures	5 - 7 years
Flight management software/hardware	5 years
Vehicles	5 years
Improvements	Lesser of estimated useful life or the term of the lease

Expenditures for maintenance and repairs of property and equipment are expensed as incurred. Major improvements are capitalized.

The Company's capitalized interest costs relating to borrowings made for the acquisition of aircraft are as follows:

	2008	2007	2006
Total interest costs	$ 3,661,227	$ 3,952,087	$ 2,610,119
Less: amount capitalized	—	545,907	500,000
Interest expense	$ 3,661,227	$ 3,406,180	$ 2,110,119

Long-lived Assets

In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets," the Company reviews long-lived assets to be held-and-used for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows the asset is considered to be impaired. Impairment losses are measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. As a result of the analyses, no impairment charges were required for long-lived assets during the year ended June 30, 2008.

Income Taxes

Income taxes are accounted for under the asset and liability method in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established to reduce deferred tax assets to the amounts expected to be realized.

Loss Per Share

Basic loss per share is computed by dividing loss available to common stockholders by the weighted average common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Since the effect of outstanding options and warrants is antidilutive due to the losses incurred by the Company, they have been excluded from the Company's computation of net loss per share for all years presented. A total of 14,496,834 of potentially dilutive securities were excluded from the calculation of diluted loss per share for the year ended June 30, 2008 and were comprised of 14,146,000 warrants to purchase one share of the Company's common stock, 200,834 shares of restricted stock and 150,000 outstanding options. The total number of potentially dilutive securities excluded from the calculation of diluted loss per share for the year ended June 30, 2007 was 14,510,000 which were comprised of 14,146,000 warrants to purchase one share of the Company's common stock, 214,000 shares of restricted stock and 150,000 outstanding options.

Stock-Based Compensation

The Company accounts for share-based compensation to employees and directors in accordance with SFAS 123(R) "Share-Based Payment," which requires the recognition of compensation expense for employee stock options and other share-based payments. Under SFAS 123(R), expense related to employee stock options and other share-based payments is recognized over the relevant service period based on the fair value of each stock option grant. The stock option compensation expense was approximately $151,000 for the year ended June 30, 2008. The Company issued 22,500 shares of restricted common stock to certain members of its Executive Officers in June 2008 and 15,000 shares of restricted common stock to the non-employee members of its Board of Directors in March 2008. One-third (1/3) of the 22,500 shares awarded in June 2008 will vest on the first anniversary date of grant and then one-twelfth (1/12) on the date three months after the first anniversary date of the grant and on such date every three months thereafter, such that 100% of the shares will be vested on the third anniversary date so long as employment with the Company is continuous. One-third (1/3) of the 15,000 shares awarded in March 2008 will vest on each date of the next three annual shareholders meetings at which directors are elected and so long as the recipient remains a member of the Board of Directors. Compensation expense related to this restricted stock is recognized ratably over the three years based on the fair value of the shares at date of grant, which was $1.94 and $3.95 at June 30, 2008 and March 5, 2008, respectively. The compensation expense from restricted stock was approximately $333,000 for the year- ended June 30, 2008. The Company did not issue warrants during the year- ended June 30, 2008.

Accounting for Derivative Instruments

The Company accounts for derivative instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which establishes accounting and reporting standards for derivative instruments and hedging activities, including certain derivative instruments imbedded in other financial instruments or contracts. The Company also considers the EITF 00-19, "Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in, a Company's Own Stock," which provides criteria for determining whether freestanding contracts that are settled in a company's own stock, including common stock warrants, should be designated as either an equity instrument, an asset or as a liability under SFAS No. 133. The Company evaluates the conversion feature embedded in its Series A Convertible Preferred Stock (see Note 11 to the audited consolidated financial statements) at each reporting period based on the criteria of SFAS No. 133 and EITF 00-19 to determine whether the conversion feature would be required to be bifurcated from the Preferred Stock and accounted for separately as a derivative. Based on management's evaluation, the embedded conversion feature did not require bifurcation and derivative accounting as of June 30, 2008.

Reclassifications

Certain balances for the year ended June 30, 2007 were reclassified to conform to the classifications adopted in the current year.

Recently Issued Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." This statement establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. SFAS No. 157 defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date". For the Company, SFAS No. 157 is effective for the fiscal year beginning July 1, 2008. Management is currently evaluating this standard to determine its impact, if any, on our consolidated financial statements.

On February 15, 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115." This standard permits an entity to measure financial instruments and certain other items at estimated fair value. Most of the provisions of SFAS No. 159 are elective; however, the amendment to FASB No. 115, "Accounting for Certain Investments in Debt and Equity Securities," applies to all entities that own trading and available-for-sale securities. The fair value option created by SFAS No. 159 permits an entity to measure eligible items at fair value as of specified election dates. The fair value option (a) may generally be applied instrument by instrument, (b) is irrevocable unless a new election date occurs, and (c) must be applied to the entire instrument and not to only a portion of the instrument. For the Company, SFAS No. 159 is effective for the fiscal year beginning July 1, 2008. Management is currently evaluating the impact of SFAS No. 159, if any, on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS 141"). SFAS 141 requires an acquirer to measure the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. SFAS 141 also requires the fair value measurement of certain other assets and liabilities related to the acquisition such as contingencies. SFAS 141 applies prospectively to business combinations and is effective for fiscal years beginning on or after December 15, 2008. Management is currently evaluating the impact that SFAS 141 will have on the accounting for future acquisitions and our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements" ("SFAS 160"). SFAS 160 requires that a non-controlling interest in a subsidiary be reported as equity in the consolidated financial statements. Consolidated net income should include the net income for both the parent and the non-controlling interest with disclosure of both amounts on the consolidated statement of income. The presentation provisions of SFAS 160 are to be applied retrospectively, and SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. Management is currently evaluating the impact that SFAS 160 will have on our consolidated financial statements.

No other pronouncements have been recently issued that Avantair believes will have a material impact on Avantair's financial position and results of operations.

Results of Operations

Fiscal year ended June 30, 2008 compared to the fiscal year ended June 30, 2007.

Revenues for the fiscal year ended June 30, 2008 were $115.6 million, an increase of 51.3% from $76.4 million for the fiscal year ended June 30, 2007. This increase was the result of a 46.2% increase in the revenue generated from the sale of fractional aircraft shares to $43.4 million for the fiscal year ended June 30, 2008 from $29.7 million for the fiscal year ended June 30, 2007, an increase of 50.1% in maintenance and management fees to $58.2 million for the fiscal year ended June 30, 2008 from $38.8 million for the fiscal year ended June 30, 2007, an increase of 59.4% in charter card and demonstration revenue to $10.2 million for the fiscal year ended June 30, 2008 from $6.4 million for the fiscal year ended June 30, 2007, and an increase of 151.5% in FBO and other revenue to $3.7 million for the fiscal year ended June 30, 2008 from $1.5 million for the fiscal year ended June 30, 2007.

Revenue from the sale of fractional aircraft shares increased due to a 32% increase in the number of fractional shares sold to 659 through the fiscal year ended June 30, 2008 from 499.5 fractional shares sold through the fiscal year ended June 30, 2007. The sale of fractional shares during 2008 reflected the results of enhanced sales initiatives, including an emphasis on a national market and the marketing of the fuel efficiency of the Piaggio aircraft.

The increase in revenue from maintenance and management fees increased primarily due to:

- an increase in the annual maintenance and management fee to $9,400 from $8,900 for new and renewing fractional share owners; and
- an increase in the number of fractional share owners.

Charter card revenue and demonstration revenue increased $3.8 million primarily due to a 94% increase in charter card hours flown during the fiscal year ended June 30, 2008 over hours flown during the fiscal year ended June 30, 2007 due to increased marketing of charter cards in fiscal 2008.

FBO and other revenue increased $2.3 million primarily due to (i) an increase in fuel sales of $1.5 million due to an increase in fuel prices to match increased cost of fuel sold along with an increase in fuel volume sold; (ii) a $500,000 increase in rent revenue and (iii) an increase of $300,000 in remarketing and other revenues.

Operating expenses for the fiscal year ended June 30, 2008 were 38.5% higher than during the fiscal year ended June 30, 2007, with total expenses of $132.2 million compared to $95.4 million, respectively. The cost of fractional aircraft shares sold increased to $36.6 million for the fiscal year ended June 30, 2008 from $24.4 million for the fiscal year ended June 30, 2007, due to an increase of 32 % in the number of fractional shares sold to 659 fractional shares sold through the fiscal year ended June 30, 2008 from 499.5 fractional shares sold through the fiscal year ended June 30, 2007. The cost of flight operations, together with the cost of fuel, increased 45.1% to $66.5 million for the fiscal year ended June 30, 2008 from $45.9 million for the fiscal year ended June 30, 2007, primarily due to:

- an increase of $5.9 million in maintenance expenses, comprised primarily of an increase in maintenance salaries, parts expense and maintenance insurance coverage due to an increase in fleet size;
- an increase of $7.4 million in fuel prices and flight fees (which includes landing fees, airport fees and ground transportation fees) borne by Avantair for repositioning flights, demonstration flights and pilot training flights; and
- an increase of $7.6 million in pilot expenses due to hiring an additional 80 pilots, including salaries and related pilot expenses, training, hotel expenses, pilot airfare and living expenses.

AVANTAIR, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held on March 4, 2009

TO THE STOCKHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Avantair, Inc., a Delaware corporation ("Avantair"), will be held on Wednesday, March 4, 2009, at 12:00 p.m., local time, in the Avantair Executive Conference Room located at 4311 General Howard Drive, Clearwater, Florida 33762 for the following purposes:

1. To elect seven (7) directors to serve for the ensuing year or until their successors are duly elected and qualified;

2. To ratify the appointment of J.H. Cohn, LLP, as Avantair's independent registered public accountants for the fiscal year ending June 30, 2009; and

3. To transact such other business as may properly come before the Annual Meeting, including any adjournment thereof.

Avantair's Board of Directors intends to present the following seven nominees for director at the Annual Meeting: Barry J. Gordon, Arthur H. Goldberg, Steven Santo, Stephanie A. Cuskley, A. Clinton Allen, Robert J. Lepofsky and Richard B. DeWolfe. The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice. Only stockholders of record at the close of business on January 28, 2009 are entitled to notice of and to vote at the Annual Meeting.

A list of all stockholders entitled to vote at the 2009 Annual Meeting will be available for examination at the Office of General Counsel of Avantair, Inc., at 4311 General Howard Drive, Clearwater, Florida 33762, for the ten days before the meeting between 9:00 a.m. and 5:00 p.m., local time, and at the place of the Annual Meeting during the Annual Meeting.

You have the option to receive future proxy materials electronically via the Internet. You may choose to do so by following the simple instructions contained in this mailing. Offering electronic delivery of future annual reports and proxy statements is not only cost-effective for Avantair but is also friendlier to the environment.

All stockholders are cordially invited to attend the Annual Meeting in person. However, to ensure your representation at the Annual Meeting, you are urged to vote your shares using one of the following methods: (1) vote through the Internet at the website shown on the proxy card; or (2) mark, date, sign and return the enclosed proxy as promptly as possible in the postage-prepaid envelope enclosed for that purpose. If you elected to receive the 2009 proxy materials over the Internet, you will not receive a paper proxy card and you should vote online, unless you cancel your enrollment or we discontinue the availability of our proxy materials on the Internet. YOU MAY REVOKE YOUR PROXY IN THE MANNER DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT AT ANY TIME BEFORE IT HAS BEEN VOTED AT THE ANNUAL MEETING. ANY STOCKHOLDER ATTENDING THE ANNUAL MEETING MAY VOTE IN PERSON EVEN IF HE OR SHE HAS RETURNED A PROXY.

FOR THE BOARD OF DIRECTORS OF AVANTAIR, INC.

Allison Roberto
General Counsel and Secretary
Clearwater, Florida
January 29, 2009

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on March 4, 2009

The Proxy Statement and Annual Report to Stockholders are available at
http://www.cstproxy.com/avantair/2009
Information on our website, other than this Proxy Statement, is not a part of this Proxy Statement.

Quorum; Abstentions; Broker Non-Votes

A majority of the shares of Avantair common stock outstanding on the Record Date must be present or represented at the Annual Meeting in order to have a quorum for the transaction of business. Shares on which an abstention, a withheld vote or a broker non-vote has occurred will be counted as present for purposes of determining the presence of a quorum. If you own shares through a broker, bank, or other nominee, you must instruct that party how to vote in order for your vote to be counted.

Can I change my vote after I return my proxy card?

Yes. At any time before the vote on a proposal, you can change your vote either by giving our corporate secretary a written notice revoking your proxy card or by signing, dating, and returning to us a new proxy card. We will honor the proxy card with the latest date.

How are nominees for election to our board of directors selected?

Our corporate governance and nominating committee recommend to our board of directors individuals as nominees for election to our board of directors at the annual meeting of stockholders and to fill any vacancy or newly created directorship on the board of directors. In identifying and evaluating nominees for director, the board of directors considers each candidate's independence, personal and professional integrity, financial literacy or other professional or business experience relevant to an understanding of our business, ability to think and act independently and with sound judgment and ability to serve our stockholders' long term interests.

Our Bylaws provide that the voting standard for the election of our directors in uncontested elections is based on a majority voting standard. In contested director elections, the plurality standard will apply. We have nominated seven directors for election at the Annual Meeting, and because we did not receive advance notice under our Bylaws of any stockholder nominees for directors, the 2009 election of directors is an uncontested election. To be elected in an uncontested election, the votes "for" a director must exceed 50% of the votes actually cast with respect to the director's election. Votes actually cast include votes where the authority to cast a vote for the director's election is explicitly withheld and exclude abstentions with respect to that director's election, so abstentions and any broker non-votes will have no effect on the election of directors. If an incumbent director is not elected and no successor has been elected at the meeting, he or she shall promptly tender his or her conditional resignation following certification of the vote. The Nominating and Corporate Governance Committee shall consider the resignation offer and recommend to the Board of Directors whether to accept such offer. The Board of Directors will endeavor to act on the recommendation within 90 days following the recommendation.

The board of directors will consider stockholder nominations as nominees for election to our board of directors. In evaluating such nominations, the board of directors will use the same selection criteria the board of directors uses to evaluate other potential nominees. Any stockholder may suggest a nominee by sending the following information to our board of directors: (1) such stockholder's name, mailing address and telephone number; (2) the class and number of shares of the Company which are owned beneficially and of record by the stockholder; (3) the suggested nominee's name, mailing address and telephone number; (4) a statement whether the suggested nominee knows that his or her name is being suggested by you; (5) the suggested nominee's resume or other description of his or her background and experience; (6) such stockholder's reasons for suggesting that the individual be considered; (7) whether such stockholder has any material interest in the election of such nominee, and what such interest is; and (8) whether the stockholder intends to deliver a proxy statement and form of proxy to holders of at least a majority of our issued and outstanding shares of common stock. The information should be sent to the board of directors addressed as follows: Board of Directors Nominations, Avantair, Inc., 4311 General Howard Drive, Clearwater, Florida 33762.

Voting Results

Votes will be tabulated by the inspector of election appointed for the Annual Meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes.

Voting Electronically via the Internet

For Shares Directly Registered in the Name of the Stockholder. Stockholders with shares registered directly with Continental Stock Transfer ("Continental"), Avantair's transfer agent, may vote by mailing in the proxy or on the Internet at the following address on the World Wide Web: www.continentalstock.com. Specific instructions to be followed by any registered stockholder interested in voting via the Internet are set forth on the enclosed proxy card. Votes submitted via the Internet by a registered stockholder must be received by 7:00 p.m. (Eastern Standard Time) on March 3, 2009.

For Shares Registered in the Name of a Brokerage or Bank. A number of brokerage firms and banks are participating in a program for shares held in "street name" that offers Internet voting options. This program is different from the program provided by Continental for shares registered in the name of the stockholder. If your shares are held in an account at a brokerage firm or bank participating in the street name program, you may have already been offered the opportunity to elect to vote using the Internet. Votes submitted via the Internet through the street name program must be received by 7:00 p.m. (Eastern Standard Time) on March 3, 2009. The giving of such a proxy will not affect your right to vote in person should you decide to attend the Annual Meeting.

AVANTAIR, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held on March 4, 2009

TO THE STOCKHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Avantair, Inc., a Delaware corporation ("Avantair"), will be held on Wednesday, March 4, 2009, at 12:00 p.m., local time, in the Avantair Executive Conference Room located at 4311 General Howard Drive, Clearwater, Florida 33762 for the following purposes:

1. To elect seven (7) directors to serve for the ensuing year or until their successors are duly elected and qualified;

2. To ratify the appointment of J.H. Cohn, LLP, as Avantair's independent registered public accountants for the fiscal year ending June 30, 2009; and

3. To transact such other business as may properly come before the Annual Meeting, including any adjournment thereof.

Avantair's Board of Directors intends to present the following seven nominees for director at the Annual Meeting: Barry J. Gordon, Arthur H. Goldberg, Steven Santo, Stephanie A. Cuskley, A. Clinton Allen, Robert J. Lepofsky and Richard B. DeWolfe. The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice. Only stockholders of record at the close of business on January 28, 2009 are entitled to notice of and to vote at the Annual Meeting.

A list of all stockholders entitled to vote at the 2009 Annual Meeting will be available for examination at the Office of General Counsel of Avantair, Inc., at 4311 General Howard Drive, Clearwater, Florida 33762, for the ten days before the meeting between 9:00 a.m. and 5:00 p.m., local time, and at the place of the Annual Meeting during the Annual Meeting.

You have the option to receive future proxy materials electronically via the Internet. You may choose to do so by following the simple instructions contained in this mailing. Offering electronic delivery of future annual reports and proxy statements is not only cost-effective for Avantair but is also friendlier to the environment.

All stockholders are cordially invited to attend the Annual Meeting in person. However, to ensure your representation at the Annual Meeting, you are urged to vote your shares using one of the following methods: (1) vote through the Internet at the website shown on the proxy card; or (2) mark, date, sign and return the enclosed proxy as promptly as possible in the postage-prepaid envelope enclosed for that purpose. If you elected to receive the 2009 proxy materials over the Internet, you will not receive a paper proxy card and you should vote online, unless you cancel your enrollment or we discontinue the availability of our proxy materials on the Internet. YOU MAY REVOKE YOUR PROXY IN THE MANNER DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT AT ANY TIME BEFORE IT HAS BEEN VOTED AT THE ANNUAL MEETING. ANY STOCKHOLDER ATTENDING THE ANNUAL MEETING MAY VOTE IN PERSON EVEN IF HE OR SHE HAS RETURNED A PROXY.

FOR THE BOARD OF DIRECTORS OF AVANTAIR, INC.

Allison Roberto
General Counsel and Secretary
Clearwater, Florida
January 29, 2009

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on March 4, 2009

The Proxy Statement and Annual Report to Stockholders are available at
http://www.cstproxy.com/avantair/2009
Information on our website, other than this Proxy Statement, is not a part of this Proxy Statement.

IMPORTANT: WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, YOU ARE REQUESTED TO COMPLETE AND PROMPTLY RETURN THE ENCLOSED PROXY IN THE ENVELOPE PROVIDED OR VOTE THROUGH THE INTERNET.

AVANTAIR, INC.

PROXY STATEMENT
FOR ANNUAL MEETING OF STOCKHOLDERS
March 4, 2009

INFORMATION CONCERNING SOLICITATION AND VOTING

General

The enclosed proxy is solicited on behalf of Avantair, Inc., a Delaware corporation (except where the context otherwise requires, references herein to "Avantair," "we," "our," or "us" mean Avantair, Inc.), for use at the Annual Meeting of Stockholders to be held on Wednesday, March 4, 2009, at 12:00 p.m., local time, and at any adjournment thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Stockholders. The Annual Meeting will be held in the Avantair Executive Conference Room located at Avantair's principal location at 4311 General Howard Drive, Clearwater, Florida 33762, and its telephone number at that location is (727) 539-0071.

These proxy solicitation materials, together with Avantair's Fiscal 2008 Annual Report to Stockholders, were mailed on or about February 6, 2009 to all stockholders entitled to vote at the Annual Meeting.

What if other matters come up at the annual meeting?

The matters described in this proxy statement are the only matters we know will be voted on at the annual meeting. If other matters are properly presented at the meeting, the proxy holders will vote your shares as they determine, in their discretion.

Who can vote?

Stockholders of record at the close of business on January 28, 2009 (the "Record Date") are entitled to notice of and to vote at the Annual Meeting. As of January 26, 2009 (the "Measurement Date"), 15,306,666 shares of Avantair's common stock were issued and outstanding. For information regarding security ownership by management and by the beneficial owners of more than 5% of Avantair's common stock, see "Security Ownership of Certain Beneficial Owners and Management. The enclosed proxy card shows the number of shares you can vote.

How do I vote?

Follow the instructions on the enclosed proxy card to vote on each proposal to be considered at the annual meeting. Please promptly vote by internet, by telephone or by signing and dating the proxy card and mail it back to us in the enclosed envelope. The proxy holders named on the proxy card will vote your shares as you instruct.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering to Avantair's Secretary a written notice of revocation or a duly executed proxy bearing a later date (or voting via the Internet at a later date) or by attending the Annual Meeting and voting in person.

What does it mean if I get more than one proxy card?

It means you hold shares registered in more than one account. Sign and return all proxies to ensure that all your shares are voted.

Voting and Solicitation

Each stockholder is entitled to one vote for each share of common stock on all matters presented at the Annual Meeting. Stockholders do not have the right to cumulate their votes in the election of directors.

The cost of soliciting proxies will be borne by Avantair. In addition, Avantair may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation materials to such beneficial owners. Proxies may also be solicited by certain of Avantair's directors, officers and regular employees, without additional compensation, personally or by telephone, telegram, letter or facsimile. While we have not chosen at this time to engage the services of a proxy solicitor to aid in the solicitation of proxies and to verify records relating to the solicitation, should we do so, we will bear all costs of such solicitation of proxies. We anticipate that if we retain the services of a proxy solicitor, we would pay that firm customary fees for those services, which we believe would not be significant.

Quorum; Abstentions; Broker Non-Votes

A majority of the shares of Avantair common stock outstanding on the Record Date must be present or represented at the Annual Meeting in order to have a quorum for the transaction of business. Shares on which an abstention, a withheld vote or a broker non-vote has occurred will be counted as present for purposes of determining the presence of a quorum. If you own shares through a broker, bank, or other nominee, you must instruct that party how to vote in order for your vote to be counted.

Can I change my vote after I return my proxy card?

Yes. At any time before the vote on a proposal, you can change your vote either by giving our corporate secretary a written notice revoking your proxy card or by signing, dating, and returning to us a new proxy card. We will honor the proxy card with the latest date.

How are nominees for election to our board of directors selected?

Our corporate governance and nominating committee recommend to our board of directors individuals as nominees for election to our board of directors at the annual meeting of stockholders and to fill any vacancy or newly created directorship on the board of directors. In identifying and evaluating nominees for director, the board of directors considers each candidate's independence, personal and professional integrity, financial literacy or other professional or business experience relevant to an understanding of our business, ability to think and act independently and with sound judgment and ability to serve our stockholders' long term interests.

Our Bylaws provide that the voting standard for the election of our directors in uncontested elections is based on a majority voting standard. In contested director elections, the plurality standard will apply. We have nominated seven directors for election at the Annual Meeting, and because we did not receive advance notice under our Bylaws of any stockholder nominees for directors, the 2009 election of directors is an uncontested election. To be elected in an uncontested election, the votes "for" a director must exceed 50% of the votes actually cast with respect to the director's election. Votes actually cast include votes where the authority to cast a vote for the director's election is explicitly withheld and exclude abstentions with respect to that director's election, so abstentions and any broker non-votes will have no effect on the election of directors. If an incumbent director is not elected and no successor has been elected at the meeting, he or she shall promptly tender his or her conditional resignation following certification of the vote. The Nominating and Corporate Governance Committee shall consider the resignation offer and recommend to the Board of Directors whether to accept such offer. The Board of Directors will endeavor to act on the recommendation within 90 days following the recommendation.

The board of directors will consider stockholder nominations as nominees for election to our board of directors. In evaluating such nominations, the board of directors will use the same selection criteria the board of directors uses to evaluate other potential nominees. Any stockholder may suggest a nominee by sending the following information to our board of directors: (1) such stockholder's name, mailing address and telephone number; (2) the class and number of shares of the Company which are owned beneficially and of record by the stockholder; (3) the suggested nominee's name, mailing address and telephone number; (4) a statement whether the suggested nominee knows that his or her name is being suggested by you; (5) the suggested nominee's resume or other description of his or her background and experience; (6) such stockholder's reasons for suggesting that the individual be considered; (7) whether such stockholder has any material interest in the election of such nominee, and what such interest is; and (8) whether the stockholder intends to deliver a proxy statement and form of proxy to holders of at least a majority of our issued and outstanding shares of common stock. The information should be sent to the board of directors addressed as follows: Board of Directors Nominations, Avantair, Inc., 4311 General Howard Drive, Clearwater, Florida 33762.

Voting Results

Votes will be tabulated by the inspector of election appointed for the Annual Meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes.

Voting Electronically via the Internet

For Shares Directly Registered in the Name of the Stockholder. Stockholders with shares registered directly with Continental Stock Transfer ("Continental"), Avantair's transfer agent, may vote by mailing in the proxy or on the Internet at the following address on the World Wide Web: www.continentalstock.com. Specific instructions to be followed by any registered stockholder interested in voting via the Internet are set forth on the enclosed proxy card. Votes submitted via the Internet by a registered stockholder must be received by 7:00 p.m. (Eastern Standard Time) on March 3, 2009.

For Shares Registered in the Name of a Brokerage or Bank. A number of brokerage firms and banks are participating in a program for shares held in "street name" that offers Internet voting options. This program is different from the program provided by Continental for shares registered in the name of the stockholder. If your shares are held in an account at a brokerage firm or bank participating in the street name program, you may have already been offered the opportunity to elect to vote using the Internet. Votes submitted via the Internet through the street name program must be received by 7:00 p.m. (Eastern Standard Time) on March 3, 2009. The giving of such a proxy will not affect your right to vote in person should you decide to attend the Annual Meeting.

These Internet voting procedures, which comply with Delaware law, are designed to authenticate stockholders' identities, to allow stockholders to vote their shares and to confirm that stockholders' votes have been recorded properly. Stockholders voting via the Internet through either of these voting procedures should understand that there may be costs associated with electronic access, such as usage charges from Internet access providers and telephone companies that must be borne by the stockholders. Also, please be aware that Avantair is not involved in the operation of either of these Internet voting procedures and cannot take responsibility for any access or Internet service interruptions that may occur or any inaccuracies, erroneous or incomplete information that may appear.

You may elect to receive future notices of meetings, proxy materials and annual reports electronically via the Internet, if then made available by Avantair. If you have previously consented to electronic delivery, your consent will remain in effect until withdrawn. If you have not yet enrolled in Avantair's Internet delivery program, we strongly encourage you to do so as it is a cost-effective way for Avantair to send you the proxy statement and annual report materials. Participation instructions are set forth on the enclosed proxy card. When next year's proxy statement and annual report materials are available, you may be sent an e-mail telling you how to access them electronically. Please note, however, that the Securities and Exchange Commission (the "SEC") has enacted rules regarding the electronic distribution of proxy materials on websites, as opposed to being mailed, and we may decide to change our procedures for the distribution of our proxy materials by next year.

If you elect to access these materials via the Internet, you may still request paper copies by contacting your brokerage firm, bank or Avantair. Your participation in the new Internet program will remain in effect until you cancel your enrollment. You are free to cancel your enrollment at any time.

What vote is required to approve each item?

Election of Directors. The seven nominees receiving the highest number of affirmative votes of the votes cast at the meeting, either in person or by proxy, shall be elected as directors. A properly executed proxy card marked "WITHOUT AUTHORITY" with respect to the election of one or more directors will not be voted with respect to the director or directors indicated, although it will be counted for purposes of determining whether there is a quorum.

Ratification of the appointment of J.H. Cohn, LLP. Stockholder ratification of the selection of J.H. Cohn, LLP, an independent registered public accounting firm, as our independent auditor is not required by the Company's Bylaws or otherwise. However, the board of directors is submitting the selection of J.H. Cohn, LLP to the stockholders for ratification as a matter of good corporate practice. The affirmative vote of holders of a majority of the shares of our common stock present in person or represented by proxy and entitled to vote is required for the adoption of this proposal. For purposes of this vote, a vote to abstain (or a direction to your broker, bank or other nominee to abstain) will be counted as present in person or represented by proxy and entitled to vote at the annual meeting, and therefore, will have the effect of a negative vote. Shares represented by such "broker non-votes" will, however, be counted in determining whether there is a quorum.

What is the recommendation of the board of directors?

Unless you give other instructions on your proxy card, the persons named as proxy holders on the proxy card will vote in accordance with the recommendations of the board of directors. The board of directors recommends a vote to approve Proposal No. 1, for election of the nominated slate of directors to serve until the 2010 annual meeting of stockholders or until their successors are duly elected and qualified, as set forth in the notice of meeting on the cover page of this proxy statement and Proposal No. 2, for the ratification of the appointment of J.H. Cohn, LLP as our independent auditors for the fiscal year ending June 30, 2009. With respect to any other matter that properly comes before the meeting, the proxy holders will vote in accordance with their best judgment.

Deadline for Receipt of Stockholder Proposals

Pursuant to Rule 14a-8 under the Securities Exchange Act, our stockholders may present proposals for inclusion in our proxy statement for consideration at the 2010 annual meeting of our stockholders by submitting their proposals to us in a timely manner. Any such proposal must comply with Rule 14a-8 and must be received by the company at the address appearing on the first page of this proxy statement no later than October 30, 2009.

Stockholders who intend to propose business for consideration by stockholders at an annual meeting, other than stockholder proposals that are included in the proxy statement, shall give written notice to our Secretary not less than 60 days nor more than 90 days before the date of the annual meeting. If, however, less than 70 days notice or prior public disclosure of the date of the annual meeting is given or made to stockholders, notice by the stockholders to be timely must be received not later than the close of business on the tenth day following the day on which notice of the date of the annual meeting is mailed or publicly announced. The written notice should be sent to our corporate secretary, Allison Roberto, Avantair, Inc., 4311 General Howard Drive, Clearwater, Florida 33762, and must include a brief description of the business, the reasons for conducting such business, any material interest the stockholder has in such business, the name and address of the stockholder as they appear on our books and the number of shares of our common stock the stockholder beneficially owns.

SEC rules set forth standards for what stockholder proposals we are required to include in a proxy statement for an annual meeting.

Fiscal Year End

Avantair's fiscal year ends June 30.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Nominees

A Board of seven directors (constituting the entire board of directors) are to be elected at the Annual Meeting. The persons named below have been nominated by the board of directors on recommendation of its corporate governance and nominating committee named herein as candidates. All nominees have consented to be named and have indicated their intent to serve if elected. If any nominee is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for any nominee who shall be designated by the present Board of Directors to fill the vacancy. Avantair is not aware of any nominee who will be unable or will decline to serve as a director. The term of office of each person elected as a director will continue until the next Annual Meeting of Stockholders and until a successor has been elected and qualified, or until his or her earlier death, resignation or removal.

The names of Avantair's nominees for director and certain information about them are set forth below:

Name	Age	Position
Barry J. Gordon	63	Chairman of the Board
Arthur H. Goldberg	66	Director
Steven Santo	41	Chief Executive Officer and Director
Stephanie A. Cuskley	48	Director
A. Clinton Allen	64	Director
Robert J. Lepofsky	64	Director
Richard B. DeWolfe	64	Director

Barry J. Gordon. Mr. Gordon has been Avantair's (formerly known as Ardent Acquisition Corporation) Chairman of the Board since its inception. Mr. Gordon has nearly 40 years of experience in evaluating aviation industry securities, including membership for 25 years in the Society of Airline Analysts (with 5 years as its president), and over 30 years experience in the senior management of a mutual fund specializing in the airline, aerospace and technology industries. Mr. Gordon served as executive vice president of American Fund Advisors, Inc. from September 1978 until December 1980, as its president from December 1980 until May 1987 and has been its chairman of the board since May 1987. American Fund Advisors is a private money management firm that manages money for high net worth individuals, pension and profit sharing plans. Mr. Gordon has been a director of American Fund Advisors since December 1980. From December 1991 to March 2005, he was president, and from December 1991 to December 1993, he was director, of the John Hancock Technology Series, Inc., an investment company. Since September 1999, Mr. Gordon has been President, Chief Executive Officer and a director of BlueStone AFA Management, LLC, the general partner of the AFA Private Equity Fund 1 (formerly BlueStone AFA Fund), a venture capital fund providing equity capital for public and private companies primarily in the technology sector, and since January 2000, he has been a director of the AFA Private Equity Fund. Mr. Gordon has been Chairman of the Board and Chief Executive Officer of North Shore Acquisition Corp., a blank check company formed in June 2007 for the purpose of effecting a business combination with an operating business, since its inception in June 2007. Mr. Gordon has also been chairman of the board and Chief Executive Officer of the New Jersey Cardinals, a Class A affiliate of the St. Louis Cardinals, from February 1990 until April 2006 and the Norwich Navigators, a Class AA affiliate of the San Francisco Giants, from March 1991 until April 2005. He also served as a director of Winfield Capital Corp., an Over The Counter Bulletin Board listed small business investment company, from October 1995 to October 2005. In 1992, Mr. Gordon was awarded Entrepreneur of the Year for Long Island in financial services. Mr. Gordon received a B.B.A. from the University of Miami and an M.B.A. from Hofstra University.

Arthur H. Goldberg. Mr. Goldberg has been a member of Avantair's (formerly known as Ardent Acquisition Corporation) Board of Directors since inception. Mr. Goldberg has served as a member of Corporate Solutions Group since January 2000. From February 1994 to December 1999, Mr. Goldberg served president of Manhattan Associates, an investment and merchant banking firm. Mr. Goldberg has been a trustee of Ramco-Gershenson Properties Trust (formerly named RPS Realty Trust), a New York Stock Exchange listed real estate investment trust, since 1998. Mr. Goldberg has been a director of North Shore Acquisition Corp., a blank check company formed in June 2007 for the purpose of effecting a business combination with an operating business, since its inception in June 2007. Mr. Goldberg received a B.S. (cum laude) from New York University Stern School and a J.D. from the New York University School of Law.

Steven Santo. Mr. Santo has served as Chief Executive Officer, President and a Director of Avantair since its inception in June 2003 and Skyline Aviation Services, Inc. since June 2002. Mr. Santo is a licensed, commercially-rated pilot who has been flying for approximately 15 years. From 1995 through 2001, Mr. Santo practiced law as an attorney in private practice, concluding his law practice in 2001 as a name partner at the firm of Fields, Silver & Santo. From 1992 to 1995, Mr. Santo served as an Assistant District Attorney in New York working in the office's major crimes unit. Mr. Santo received a J.D. from St. Johns' University School of Law and a bachelor's degree from Villanova University.

Stephanie A. Cuskley. Ms. Cuskley has served as a member of our Board of Directors since 2007. In addition, Ms. Cuskley has been on the Board of Directors of Insituform Technologies Inc. (NASDAQ:INSU) since 2005 and is chair of its audit committee. From 2003 thru 2005, Ms. Cuskley was a Managing Director and Project Manager with JPMorgan Chase where she headed the Investment Banking Coverage for the firm's mid-cap clients located in the eastern US. Ms. Cuskley joined JPMorgan Chase in 1994 and spent 7 years in high yield origination. From 2001 to 2003, she led a global culture and leadership development initiative (LeadershipMorganChase of JPMorgan Chase) sponsored by the firm's CEO and Executive Committee. Prior to joining JPMorgan Chase, Ms. Cuskley was an Executive VP with Integrated Resources, a large NY-based financial services company, and advised on their financial restructuring. She started her investment banking career in 1985 at Drexel Burnham Lambert as a corporate finance generalist. She is also a commissioner and co-head of the Economic Development committee of the NYC Mayor's Commission on Women's Issues and a member of the Resources Development Committee for United Way of New York City. Ms. Cuskley received her MBA from Cornell and her BA from the University of Toronto. Most recently, on January 19, 2009, she was appointed to the position of Chief Executive Officer of NPower, a nonprofit information technology services network. She also serves as the Executive Director of NPower NY, an affiliated organization of NPower."

A. Clinton Allen. Mr. Allen has served as a member of our Board of Directors since 2007. Mr. Allen is the CEO of A. C. Allen & Company, a private investment banking consulting firm. He is the Lead Director of Steinway Musical Instruments, one of the world's largest manufacturers of musical instruments. He is also a member of the board of directors of Brooks Automation, Inc., which provides integrated tool and factory automation solutions for the global semiconductor and related industries, the board of directors and Executive Committee of LKQ Corporation, the largest nationwide provider of recycled OEM automotive parts and Chairman of the Board of Collectors Universe, a high end provider of collectible and gem grading. He served on the board of directors of Blockbuster Entertainment Corporation from 1986 until its acquisition by Viacom/Paramount in September 1994. Mr. Allen graduated from Harvard University and serves on the Executive Committee of the Friends of Harvard Football, as well as the Harvard Visiting Committee on University Resources and the Harvard Major Gifts Committee. He is a member of the Board of Directors and the President's Council of the Massachusetts General Hospital. Mr. Allen has earned an Advanced Professional Director Certification issued by the Corporate Directors Group, an accredited educational organization of RiskMetric ISS Governance Services.

Robert J. Lepofsky. Mr. Lepofsky has served as a member of our Board of Directors since 2007. Mr. Lepofsky has been the President, Chief Executive Officer and Director of Brooks Automation, Inc., a publicly held producer of automation, vacuum and instrumentation solutions for the global semiconductor industry since October 2007. Mr. Lepofsky has also been Chairman of Westcliff Capital Group, a private holding company since November 2006. After serving for ten years on the Board of Directors of Ensign-Bickford Industries, Inc., a broadly diversified, privately-held corporation with business interests ranging from food flavorings, industrial manufacturing, aerospace defense products and real estate development, Mr. Lepofsky became President and Chief Executive Officer of Ensign-Bickford in January 2005, a position he held until his retirement in November, 2006. From January 1989 to December 2004, Mr. Lepofsky was President and Chief Executive Officer of Helix Technology Corporation, a publicly-held producer of innovative vacuum systems for the semiconductor industry. Mr. Lepofsky previously served as its Senior Vice President and Chief Operating Officer from 1979 through 1988. From January 2005 Mr. Lepofsky was non-executive Chairman of the Board of Helix, a position he held until October 2005 when Helix merged with Brooks Automation, Inc. In the not-for-profit sector Mr. Lepofsky is a member of the Board of Overseers of the Boston Symphony Orchestra and a Life Trustee at the Beth Israel Deaconess Medical Center - a major Harvard teaching hospital in Boston. Mr. Lepofsky received his B.S. degree from Drexel Institute of Technology.

Richard B. DeWolfe. Mr. DeWolfe was appointed to the Board effective January 29, 2009. Mr. DeWolfe is Managing Partner of DeWolfe & Company, LLC, a real estate management and investment consulting firm. He serves as a Director and Chairman of the Audit Committee of Manulife Financial Corporation which is the parent company of John Hancock Financial Services, Inc. Mr. DeWolfe holds a BAS, Marketing and Finance from Boston University. He is also a director of The Boston Foundation; Trustee of Boston University; Trustee of the Marine Biological Laboratory; and an honorary director of The Boston Center for Community and Justice. He was formerly Chairman and CEO of The DeWolfe Companies, Inc., the largest homeownership organization in New England, which was previously listed on the American Stock Exchange and acquired by Cendant Corporation in 2002. Mr. DeWolfe was formerly Chairman and Founder of Reliance Relocations Services, Inc. and was formerly Chairman of the Board of Trustees, Boston University.

Recommendation of the Board of Directors

The seven nominees who receive the highest number of affirmative votes of the shares present in person or represented by proxy and entitled to vote for them, a quorum being present, shall be elected as directors. Only votes cast for a nominee will be counted, except that the accompanying proxy will be voted for all nominees in the absence of instruction to the contrary. Abstentions, broker non-votes and instructions on the accompanying proxy card to withhold authority to vote for one or more nominees will result in the respective nominees receiving fewer votes. Abstentions and withheld votes have no effect on the vote.

THE BOARD OF DIRECTORS DEEMS "PROPOSAL NO. 1 — ELECTION OF DIRECTORS" TO BE IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS AND RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH OF THE NOMINEES FOR DIRECTOR.

CORPORATE GOVERNANCE AND BOARD OF DIRECTORS MATTERS

The affairs of Avantair are managed by the Board of Directors, which is comprised of at least a majority of independent directors. Each member of the Board of Directors is elected at the annual meeting of stockholders each year or appointed by the incumbent Board of Directors and serves until the next annual meeting of stockholders or until a successor has been elected or approved.

Current Members of the Board of Directors

The members of the Board of Directors on the date of this Proxy Statement, and the committees of the Board of Directors on which they serve, are identified below:

Director	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Barry J. Gordon			
Arthur H. Goldberg	√	√	√
Steven Santo			
Stephanie A. Cuskley	Chair		√
A. Clinton Allen		Chair	
Robert J. Lepofsky	√	√	Chair
Richard B. DeWolfe			

Role of the Board of Directors' Committees

The Board of Directors has a standing Audit, Compensation and Nominating and Corporate Governance Committees.

Audit Committee . The functions of the Audit Committee are described below under the heading "Report of the Audit Committee." The current charter of the Audit Committee was revised on September 18, 2008, and is available in the Investors section of Avantair's website (www.avantair.com). A copy of this charter may also be obtained upon request from Avantair's Corporate Secretary. The audit committee consists of three directors, Ms. Cuskley and Messrs. Goldberg and Lepofsky each of who are considered independent within the meaning of SEC regulations and the listing standards of the Nasdaq Global Market. Our audit committee includes at least one member who has been determined by our board of directors to meet the qualifications of an "audit committee financial expert" (as that term is defined in the rules promulgated by the SEC pursuant to the Sarbanes-Oxley Act of 2002). Ms. Cuskley is the independent director who has been determined to be an audit committee financial expert. The Audit Committee met four times during the fiscal year ended June 30, 2008. .

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is responsible for developing and implementing policies and practices relating to corporate governance, including reviewing and monitoring implementation of Avantair's Corporate Governance Charter. In addition, the Nominating and Corporate Governance Committee develops and reviews background information on candidates for the Board of Directors and makes recommendations to the Board of Directors regarding such candidates. The Nominating and Corporate Governance Committee also evaluates and makes recommendations to the Board of Directors in connection with its annual review of director independence. The current charter of the Nominating and Corporate Governance Committee is available in the Investors section of Avantair's website (www.avantair.com). A copy of this charter may also be obtained upon request from Avantair's Corporate Secretary. All of the members of the Nominating and Corporate Governance Committee are independent within the meaning of the listing standards of the Nasdaq Global Market. The members of our corporate governance and nominating committee are Ms. Cuskley and Messrs. Goldberg and Lepofsky. Mr. Lepofsky serves as chairman of the corporate governance and nominating committee. The Nominating and Corporate Governance Committee met two times the during fiscal year ended June 30, 2008.

Compensation Committee. The compensation committee of our board of directors reviews, makes recommendations to the board and approves our compensation policies and all forms of compensation to be provided to our executive officers and directors, including, among other things, annual salaries, bonuses, stock options and other incentive compensation arrangements. In addition, our compensation committee administers our stock plans, including reviewing and granting stock options, with respect to our executive officers and directors, and may from time to time assist our board of directors in administering our stock plans with respect to all of our other employees. Our compensation committee also reviews and approves other aspects of our compensation policies and matters. The current charter of the Compensation Committee was revised on September 18, 2008, and is available in the Investors section of Avantair's website (www.avantair.com). A copy of this charter may also be obtained upon request from Avantair's Corporate Secretary. All of the members of the Compensation Committee are independent within the meaning of the listing standards of the Nasdaq Global Market. The current members of our compensation committee are Messrs. Allen, Goldberg and Lepofsky. Mr. Allen serves as chairman of the Compensation Committee. The Compensation Committee met two times during the fiscal year ended June 30, 2008.

Executive Sessions of the Independent Directors

Our "non-management" directors (as determined under the listing standards of the Nasdaq Global Market) typically meet at each regularly scheduled meeting of the Board of Directors, in executive session without any of our management present. No single director has been chosen to preside at all of such meetings. Instead, a director is selected at each such meeting to preside over such meeting. See the section titled "Stockholder Communication with the Board of Directors" for the method for interested parties to make their concerns known to an independent director, or the independent directors as a group.

Selection of Nominees for the Board of Directors

One of the tasks of the Nominating and Corporate Governance Committee is to identify and recruit candidates to serve on the Board of Directors. The Nominating and Corporate Governance Committee is responsible for providing a list of nominees to the Board of Directors for nomination at the annual meeting of stockholders. The Nominating and Corporate Governance Committee will consider nominees for board membership suggested by its members and other Board of Directors members, as well as management and stockholders. The Nominating and Corporate Governance Committee may at its discretion retain a third-party executive search firm to identify potential nominees. The Nominating and Corporate Governance Committee will evaluate a prospective nominee against the standards and qualifications set out in the Nominating and Corporate Governance Committee Charter. The Nominating and Corporate Governance Committee will take into account many factors in evaluating a prospective nominee, including, among other things, having integrity and being accountable, being able to exercise informed judgment, being financially literate and having high performance standards.

The Nominating and Corporate Governance Committee will consider nominees recommended by stockholders. The Nominating and Corporate Governance Committee will give consideration to these recommendations for positions on the Board of Directors where the Nominating and Corporate Governance Committee has not determined to re-nominate a qualified incumbent director. For each annual meeting of stockholders, the Nominating and Corporate Governance Committee will accept for consideration only one recommendation from any stockholder or affiliated group of stockholders. An affiliated group of stockholders means stockholders constituting a group under SEC Regulation 13D. While the Nominating and Corporate Governance Committee has not established a minimum number of shares that a stockholder must own in order to present a nominating recommendation for consideration, or a minimum length of time during which the stockholder must own its shares, the Nominating and Corporate Governance Committee will take into account the size and duration of a recommending stockholder's ownership interest in Avantair. The Nominating and Corporate Governance Committee will only consider recommendations of nominees who satisfy the minimum qualifications prescribed from time to time by the Nominating and Corporate Governance Committee or the full Board of Directors for board candidates, including that a director must represent the interests of all stockholders and not serve for the purpose of favoring or advancing the interests of any particular stockholder group or other constituency.

All stockholder nominating recommendations must be in writing, addressed to the Nominating and Corporate Governance Committee care of Avantair's Corporate Secretary at Avantair's principal headquarters, 4311 General Howard Drive, Clearwater, Florida 33762. Submissions must be made by mail, courier or personal delivery. E-mailed submissions will not be considered. If a recommendation is submitted by a group of two or more stockholders, the information regarding recommending stockholders must be submitted with respect to each stockholder in the group. Acceptance of a recommendation for consideration does not imply that the Nominating and Corporate Governance Committee will nominate the recommended candidate. In addition to proposing nominees for consideration to the Nominating and Corporate Governance Committee, stockholders may also directly propose nominees for consideration at an annual meeting of stockholders. The requirements and procedures to be followed by stockholders for directly nominating directors are discussed on page 3 under "Deadline for Receipt of Stockholder Proposals."

A nominating recommendation must be accompanied by the following information concerning each recommending stockholder:

- the name and address, including telephone number, of the recommending stockholder;
- the number of Avantair's shares owned by the recommending stockholder and the time period for which such shares have been held;
- if the recommending stockholder is not a stockholder of record, a statement from the record holder of the shares (usually a broker or bank) verifying the holdings of the stockholder and a statement from the recommending stockholder of the length of time that the shares have been held (alternatively, the stockholder may furnish a current Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 filed with the SEC reflecting the holdings of the stockholder, together with a statement of the length of time that the shares have been held); and
- a statement from the stockholder as to whether the stockholder has a good faith intention to continue to hold the reported shares through the date of Avantair's next annual meeting of stockholders.

A nominating recommendation must be accompanied by the following information concerning the proposed nominee:

- the information required by Item 401 of SEC Regulation S-K (generally providing for disclosure of the name, address, any arrangements or understanding regarding nomination and five-year business experience of the proposed nominee, as well as information regarding certain types of legal proceedings within the past five years involving the nominee);
- the information required by Item 403 of SEC Regulation S-K (generally providing for disclosure regarding the proposed nominee's ownership of securities of Avantair);
- the information required by Item 404 of SEC Regulation S-K (generally providing for disclosure of transactions between Avantair and the proposed nominee valued in excess of $120,000 and certain other types of business relationships with Avantair);
- a description of the relationships between the proposed nominee and the recommending stockholder and any agreements or understandings between the recommending stockholder and the nominee regarding the nomination;
- a description of all relationships between the proposed nominee and any of Avantair's competitors, customers, suppliers, labor unions or other persons with special interests regarding Avantair known to the recommending stockholder or director in Avantair's filings with the SEC;
- a statement supporting the nominating stockholder's view that the proposed nominee possesses the minimum qualifications prescribed by the Nominating and Corporate Governance Committee for nominees or directors from time to time, and briefly describing the contributions that the nominee would be expected to make to the Board of Directors and to the governance of Avantair;
- a statement as to whether, in the view of the nominating stockholder, the nominee, if elected, would represent all stockholders and not serve for the purpose of advancing or favoring any particular stockholder or other constituency of Avantair; and
- the consent of the proposed nominee to be interviewed by the Nominating and Corporate Governance Committee, if the Nominating and Corporate Governance Committee chooses to do so in its discretion (and the recommending stockholder must furnish the proposed nominee's contact information for this purpose), and, if nominated and elected, to serve as a director of Avantair.

Majority Voting for Directors

In contested director elections, the plurality standard will apply, which means the nominees receiving the greatest numbers of votes will be elected to serve as directors.

To be elected in an uncontested election, the votes "for" a director must exceed 50% of the votes actually cast with respect to the director's election. Votes actually cast include votes where the authority to cast a vote for the director's election is explicitly withheld and exclude abstentions with respect to that director's election, so abstentions and any broker non-votes will have no effect on the election of directors. If an incumbent director is not elected and no successor has been elected at the meeting, he or she shall promptly tender his or her conditional resignation following certification of the vote. The Nominating and Corporate Governance Committee shall consider the resignation offer and recommend to the Board of Directors whether to accept such offer. The Board of Directors will endeavor to act on the recommendation within 90 days following the recommendation. Thereafter, the Board of Directors will promptly disclose its decision whether to accept the director's resignation offer (and the reasons for rejecting the offer, if applicable) in a Report on Form 8-K or by a press release. If the Board of Directors does not accept the resignation, the director will continue to serve until the next annual meeting and until a successor has been elected and qualified or until his or her earlier death, resignation or removal. If the Board of Directors accepts the resignation, then the Board of Directors, in its sole discretion, may fill any resulting vacancy or may decrease the size of the Board of Directors.

The election of directors at the Annual Meeting is an uncontested election and thus the majority voting standard applies.

Determinations of Director Independence

For a director to be considered independent, the Board of Directors must determine that the director does not have any material relationship with Avantair that falls within the eight categories below. The Board of Directors reviews these categories to assist it in determining director independence, which conform to or are more exacting than the independence requirements in the Nasdaq Global Market listing standards. As required by the Nasdaq Global Market listing standards, the Board of Directors will consider all material relevant facts and circumstances known to it in making an independence determination, both from the standpoint of the director and from that of persons or organizations with which the director has an affiliation. As a result of this review, the Board of Directors determined that the following six directors will be independent as of the date of the Annual Meeting: Barry J. Gordon, Arthur H. Goldberg, Stephanie A.Cuskley, A. Clinton Allen, Robert J. Lepofsky and Richard B. DeWolfe.

A director will not be independent if the director falls within one of the following categories as determined by the Board of Directors or a committee thereof based on facts known to it in light of the meanings ascribed to those categories under applicable Nasdaq Global Market guidance, where applicable, and otherwise by the Board of Directors or a committee thereof within its discretion (determinations are based upon relationships during the 36 months preceding the determination):

- the director is employed by Avantair, or an immediate family member is an executive officer of Avantair;
- the director receives more than $100,000 per year in direct compensation from Avantair, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);
- an immediate family member of the director is employed by Avantair and receives more than $100,000 per year in direct compensation from Avantair;
- the director is affiliated with or employed by Avantair's independent auditor, or an immediate family member is affiliated with or employed in a professional capacity by Avantair's independent auditor;
- an Avantair executive is on the compensation committee of the Board of Directors of a company which employs an Avantair director, or an immediate family member of that Avantair director, as an executive officer;
- the director is an executive officer or employee, or if an immediate family member is an executive officer, of another company that does business with Avantair and the sales by that company to Avantair or purchases by that company from Avantair, in any single fiscal year during the evaluation period, are more than the greater of two percent of the annual revenues of that company or $1 million;
- the director is an executive officer or employee, or an immediate family member is an executive officer, of another company which is indebted for borrowed money to Avantair, or to which Avantair is indebted for borrowed money, and the total amount of either of such company's indebtedness to the other at the end of the last completed fiscal year is more than two percent of the other company's total consolidated assets; or
- the director serves as an officer, director or trustee of a charitable organization, and Avantair's discretionary charitable contributions to the organization are more than two percent of that organization's total annual charitable receipts during its last completed fiscal year.

Our board of directors has made a subjective determination as to each independent director that no relationships exist which, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our directors reviewed and discussed information provided by the directors and us with regard to each director's business and personal activities as they may relate to us and our management.

Board of Directors Meetings during Fiscal 2008

The Board of Directors held a total of eight meetings during the fiscal year ended June 30, 2008. All directors attended 75% or more of the aggregate number of Board of Directors meetings and committee meetings. The Chairman of the Board presides over all meetings of the Board of Directors.

Policy Regarding Attendance at Annual Meeting of Stockholders

Avantair encourages all directors to endeavor to attend all annual stockholders meetings, absent unanticipated personal or professional obligations which preclude them from doing so. The majority Avantair's directors attended the 2008 Annual Meeting.

Stockholder Communication with the Board of Directors

The board of directors will give appropriate attention to written communications on issues that are submitted by stockholders and other interested parties, and will respond if and as appropriate. The chairman of the nominating and corporate governance committee will be primarily responsible for monitoring communications from stockholders and other interested parties and will provide copies or summaries of such communications to the other directors as he considers appropriate.

Communications will be forwarded to all directors if they relate to substantive matters and include suggestions or comments that the chairman of the nominating and corporate governance committee considers to be important for the directors to know.

Stockholders and other interested parties who wish to send communications on any topic to the board of directors should address such communications to chairman of the corporate nominating and corporate governance committee at the address provided on the first page of this proxy statement.

Code of Conduct and Professional Ethics

Our board of directors has adopted a code of conduct and professional ethics that applies to all of our directors, employees and officers, including our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. The full text of our code of conduct and professional ethics is posted on our Web site at www.avantair.com under the Corporate Governance section. We intend to disclose future amendments, if any, to certain provisions of our code of conduct and professional ethics, or waivers of such provisions, applicable to our directors and executive officers, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, at the same location on our Web site identified above and also in a Current Report on Form 8-K within four business days following the date of such amendment or waiver. The inclusion of our Web site address in this proxy does not include or incorporate by reference the information on our Web site into this proxy.

PROPOSAL NO. 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

The Audit Committee has selected J.H. Cohn, LLP as the Company's independent auditors for the fiscal year ending June 30, 2009, and has further directed that management submit the selection of independent auditors for ratification by stockholders at the annual meeting. Stockholder ratification of the selection of J.H. Cohn, LLP as the Company's independent auditors is not required by the Company's Bylaws or otherwise. However, the Audit Committee of the Board of Directors is submitting the selection of J.H. Cohn, LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee of the Board of Directors will reconsider whether or not to retain that firm. Even if the selection were ratified, the Audit Committee of the Board of Directors at its discretion may direct the appointment of a different independent accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interests of the Company and its stockholders.

J.H. Cohn, LLP has audited the Company's financial statements since August 1, 2006. A representative of the firm of J.H. Cohn, LLP is expected to be available at the annual meeting and will have an opportunity to make a statement if he or she so desires and will be available to respond to appropriate questions.

AUDIT COMMITTEE REPORT

Avantair, Inc.'s Audit Committee serves to assist Avantair's Board in fulfilling the oversight responsibilities it has under the law with respect to financial reports and other financial information provided by Avantair to the public, Avantair's systems of internal controls regarding finance and accounting that management and the Board have established and Avantair's auditing, accounting and financial reporting processes generally.

The Audit Committee is comprised solely of independent directors, as defined in the listing standards of the Nasdaq Global Market, as well as other statutory, regulatory and other requirements applicable to Avantair.

The Audit Committee operates under a written charter adopted by the Board, a copy of which is available in the Investor Relations section of Avantair's website (www.avantair.com). The Audit Committee annually reviews and assesses the adequacy of its charter in order to insure early or timely compliance with statutory, regulatory, listing and other requirements applicable to Avantair.

Avantair's management has primary responsibility for the preparation, presentation and integrity of Avantair's financial statements and its financial reporting process, including internal control over financial reporting. Avantair's independent registered public accounting firm, J.H. Cohn, LLP, is responsible for expressing an opinion on the conformity of Avantair's financial statements with accounting principles generally accepted in the United States. The Audit Committee members are not professional accountants or auditors and their functions are not intended to duplicate or to certify the activities of management and the independent registered public accounting firm.

The Audit Committee has the authority and responsibility to select, evaluate and, when appropriate, replace the independent registered public accounting firm. The Audit Committee also has periodic discussions with management and the independent registered public accounting firm with regard to the quality and adequacy of Avantair's internal controls. Management's and the independent registered public accounting firm's presentations to, and discussions with, the Audit Committee also cover various topics and events that may have significant financial impact or are the subject of discussions between management and the independent registered public accounting firm.

In this context, the Audit Committee reports as follows:

1. The Audit Committee has reviewed and discussed the audited financial statements with Avantair's management and J.H. Cohn, LLP.

2. The Audit Committee has discussed with J.H. Cohn, LLP the matters required to be discussed by SAS 61 (Codification of Statements on Auditing Standards, AU §380).

3. The Audit Committee has received and reviewed the written disclosures and the letter from J.H. Cohn, LLP required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence and has discussed with J.H. Cohn, LLP its independence from Avantair.

4. Based on the review and discussion referred to in paragraphs (1) through (3) above, the Audit Committee recommended to Avantair's Board, and the Board has approved, that the audited financial statements be included in Avantair's Annual Report on Form 10-K for the fiscal year ended June 30, 2008, for filing with the Securities and Exchange Commission. The Audit Committee has also appointed J.H. Cohn, LLP as Avantair's independent registered public accounting firm for the fiscal year ending June 30, 2009.

Submitted by the audit committee:

STEPHANIE A. CUSKLEY
ARTHUR H. GOLDBERG
ROBERT J. LEPOFSKY

The information contained in the above Audit Committee Report shall not be deemed "soliciting material" or "filed" with the SEC, or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, except to the extent that we specifically incorporate it by reference into such filings.

Principal Accounting Fees and Services

The following table presents fees for professional audit services rendered by J.H. Cohn, LLP for the audit of Avantair's annual financial statements for the fiscal years ended June 30, 2008 and June 30, 2007, and fees billed for other services rendered by J.H. Cohn, LLP during those periods.

Fee Category	Fiscal 2008 Fees	Fiscal 2007 Fees
Audit Fees	$ 281,000	$ 230,699
Audit-Related Fees	98,500	96,000
Tax Fees	—	—
All Other Fees	—	—
Total Fees	$ 379,500	$ 326,699

Audit Fees. Consists of fees billed for professional services rendered for the audit of Avantair's consolidated financial statements, and review of the interim financial statements included in quarterly reports and services that are normally provided by J.H. Cohn, LLP in connection with statutory and regulatory filings or engagements.

Audit-Related Fees. Consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements in connection with regulatory filings and are not reported under "Audit Fees."

Tax Fees. Avantair did not incur any additional fees under this category.

All Other Fees. Avantair did not incur any additional fees under this category.

Policy on Audit Committee Pre-Approval of Audit, Audit-Related and Permissible Non-Audit Services of the Independent Registered Public Accountants

The Audit Committee's policy is to pre-approve all audit, audit-related and permissible non-audit services provided by the independent registered public accountants in order to assure that the provision of such services does not impair the auditor's independence. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. Management is required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accountants in accordance with this pre-approval, and the fees for the services performed to date. During the fiscal year ended June 30, 2008, all services were pre-approved by the Audit Committee in accordance with this policy.

Recommendation of the Board of Directors

The affirmative vote of holders of a majority of the shares of our common stock present in person or represented by proxy and entitled to vote is required for the adoption of this proposal. If you hold your shares through a broker, bank or other nominee and you do not instruct them on how to vote on this proposal; your broker will not have authority to vote your shares. An abstention from voting by a stockholder present in person or by proxy at the meeting has the same legal effect as a vote "against" the matter because it represents a share present or represented at the meeting and entitled to vote, thereby increasing the number of affirmative votes required to approve this proposal.

THE BOARD OF DIRECTORS DEEMS "PROPOSAL NO. 2 — RATIFICATION OF INDEPENDENT AUDITORS" TO BE IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS AND RECOMMENDS A VOTE "FOR" APPROVAL OF THIS PROPOSAL.

PROPOSAL NO. 3

TRANSACTION OF SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE ANNUAL MEETING, INCLUDING ANY ADJOURNMENT THEREOF

The Board does not know of any matter for action by stockholders at the 2009 Annual Meeting other than Proposals 1 and 2. The enclosed proxy card, however, will confer discretionary authority to the persons named in the proxy card (Allison Roberto and Tom Palmiero, or either of them) with respect to matters which are unknown at the date of printing this proxy statement and which may properly come before the meeting (including any adjournment thereof). Ms. Roberto and Mr. Palmiero intend to vote on any such matter in accordance with their judgment on such matter.

Recommendation of the Board of Directors

The Board of Directors believes that it is in Avantair's best interests to authorize Ms. Roberto and Mr. Palmiero to vote on any matters which are unknown at the date of printing this proxy statement and which may properly come before the 2009 Annual Meeting (including any adjournment thereof).

OTHER INFORMATION

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth the beneficial ownership of common stock of Avantair as of the Measurement Date by: (i) each of Avantair's directors and nominees for director; (ii) each of the Named Executive Officers listed in the Summary Compensation Table below; (iii) all current directors and executive officers of Avantair as a group and (iv) each person known by Avantair to own beneficially more than five percent of the outstanding shares of its common stock. The number and percentage of shares beneficially owned is determined under rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares as to which the individual has the right to acquire beneficial ownership of such shares within 60 days of the Measurement Date through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned. A total of 15,306,666 shares of Avantair's common stock were issued and outstanding as of the Measurement Date.

Name and Address of Beneficial Owner[1]	Amount and Nature of Beneficial Ownership	Percent of Class
Jonathan Auerbach[1]	4,923,905[2]	25.4%
Steven Santo[3]	1,701,011	8.8%
Allison Roberto[4]	1,646,650	8.5%
Paul Sonkin[5]	3,247,481[6]	16.8%
Jeffrey Kirby[7]	864,900	4.5%
Paul J Solit[8]	2,282,246[8]	11.8%
Seth Klarman[9]	1,156,000	6%
Fred B. Barbara[10]	756,426	3.9%
Barry J. Gordon[11]	642,439[12]	3.3%
Richard A. Pytak Jr	7,500[13]	*
Arthur H. Goldberg[14]	348,000[15]	1.8%
Stephanie A. Cuskley[16]	13,000[17]	*
A. Clinton Allen[18]	35,000[19]	*
Robert J. Lepofsky[20]	23,000[21]	*
Kevin Beitzel	24,042[22]	*
Gilder, Gagnon, & Howe & Co. LLC[23]	1,663,156	8.6%
Richard B. DeWolfe[25]	35,000	*
All directors and executive officers as a group (9 individuals) [24]	2,828,992	15.8%

* Less than 1%

(1) Unless otherwise noted, the business address of each of the following is c/o Avantair, 4311 General Howard Drive, Clearwater FL 33762

(2) The business address of Mr. Auerbach is Hound Partners, LLC 101 Park Avenue, 48th Floor, New York, NY 10178. The shares are held by Hound Partners, LP, and Hound Partners Offshore Fund, LP. Mr. Auerbach is the Managing Member of Hound Performance, LLC and Hound Partners, LLC, investment management firms that serve as the general partner and investment manager, respectively, to Hound Partners, LP and Hound Partners Offshore Fund, LP. Includes 2,170,138 shares of common stock issuable upon exercise of warrants and 1,941,748 shares of common stock that may be acquired upon the conversion of Series A Convertible Preferred Stock. This information is based on Form 4 filed with the SEC on August 8, 2008 and Schedule 13D filed with the SEC on November 21, 2007 by these persons.

(3) 1,641,650 of the shares are held by Camelot 27 LLC. Each of Steven Santo and Allison Roberto are members of Camelot 27 LLC. Includes 59,361 shares of restricted stock which were granted to Steven Santo individually, which one third vested on May 18, 2008 and one twelfth of the shares vest every 3 months thereafter.

(4) 1,641,650 of the shares are held by Camelot 27 LLC. Each of Steven Santo and Allison Roberto are members of Camelot 27 LLC. Includes 5,000 shares of restricted stock which was granted to Allison Roberto individually which one third vested on May 18, 2008 and one twelfth of the shares vest every 3 months thereafter.

(5) The business address of Mr. Sonkin is 460 Park Avenue, 12th Floor, New York, New York 10022. The shares are held by Hummingbird Value Fund, L.P., The Hummingbird Microcap Value Fund, L.P. and The Hummingbird Concentrated Fund, L.P. Mr. Sonkin, as managing member and control person of Hummingbird Management LLC, the investment manager of such entities, has sole voting and dispositive power over such shares.
This information is based upon Schedule 13D filed with the SEC on November 26, 2007 and Form 4 filed with the SEC on November 26, 2007 by these persons.

(6) Includes 1,173,590 shares of common stock issuable upon exercise of warrants and 233,010 shares of common stock that may be acquired upon the conversion of 12,000 shares of Series A Convertible Preferred Stock.

(7) The business address of Mr. Kirby is P.O. Box 70458, Reno, Nevada 89570. This information is based upon Schedule 13D filed with the SEC on March 5, 2007 by Mr. Kirby.

(8) The business address of Mr. Solit is Potomac Capital Management, 825 Third Avenue, 33 Floor, New York, NY 10022. The shares are held by Potomac Capital Management LLC and Potomac Capital Management Inc. Mr. Solit is the Managing Member of Potomac Capital Management LLC and the President and Sole Owner of Potomac Capital Management Inc. Includes 430,000 shares of common stock issuable upon exercise of warrants and 776,680 shares of common stock that may be acquired upon the conversion of Series A Convertible Preferred Stock. This information is based on the Schedule 13G filed with the SEC on August 28, 2008 by these persons.

(9) The business address of Mr. Klarman is The Baupost Group, LLC, 10 St. James Avenue, Suite 1700, Boston, MA 02116. The shares are held by The Baupost Group, LLC. The Baupost Group LLC is a registered investment advisor. SAK Corporation is the Manager of The Baupost Group LLC. Seth Klarman is the sole Director of SAK Corporation and a controlling person of The Baupost Group LLC. This information is based on Form 13G filed with the SEC on February 12, 2008 by these persons.

(10) The business address of Mr. Barbara is BHP Partners LLC, 2300 South Archer Avenue, Chicago, IL 60616. This information is based upon Schedule 13D filed with the SEC on March 5, 2007 by Mr. Barbara.

(11) The business address of Mr. Gordon is 7808 Talavera Place, DelRay Beach, Florida 33446.

(12) Includes 10,000 shares of common stock issuable upon exercise of options which vested on February 23, 2008. Includes 3,000 shares of restricted stock which vest one-third upon each of the next 3 successive annual meetings of stockholders.

(13) Represents 7,500 shares of restricted stock granted to Mr. Pytak which vest one-third on June 30, 2009 and one-twelfth of the shares vest every 3 months thereafter.

(14) The business address of Mr. Goldberg is c/o Corporate Solutions Group, 175 Great Neck Road, Suite 408, Great Neck, NY 11021.

(15) Includes 125,000 shares of common stock issuable upon exercise of warrants. Includes 10,000 shares of common stock issuable upon exercise of options which vested on February 23, 2008. Includes 3,000 shares of restricted stock which vest one-third upon each of the next 3 successive annual meetings of stockholders.

(16) The business address of Ms. Cuskley is 145 West 30th Street, New York, NY 10001.

(17) Includes 10,000 shares of common stock issuable upon exercise of options which vested on February 23, 2008. Includes 3,000 shares of restricted stock which vest one-third upon each of the next 3 successive annual meetings of stockholders.

(18) The business address of Mr. Allen is 710 South Street, Needham, MA 02492.

(19) Includes 10,000 shares of common stock issuable upon exercise of options which vested on February 23, 2008. Includes 3,000 shares of restricted stock which vest one-third upon each of the next 3 successive annual meetings of stockholders.

(20) The business address of Mr. Lepofsky is c/o Westcliff Capital Group, PO Box 81367, Wellesley Hills, MA 02461.

(21) Includes 10,000 shares of common stock issuable upon exercise of options which vested on February 23, 2008. Includes 3,000 shares of restricted stock which vest one-third upon each of the next 3 successive annual meetings of stockholders.

(22) Represents 10,000 shares of restricted stock granted to Mr. Beitzel which one third vested on May 18, 2008 and one-twelfth of the shares vest every three months thereafter. In addition, 15,000 shares of restricted stock were granted to Mr. Beitzel on June 30, 2008 which one third vests on June 30, 2009 and one-twelfth of the shares vest every 3 months thereafter.

(23) This information is based on Schedule 13G filed with the SEC on February 6, 2008 by Walter Weadock, member of Gilder, Gagnon, Howe and Co. LLC.

(24) Includes 499,626 shares of common stock issuable upon exercise of warrants. Includes 107,054 shares of restricted stock. Includes 50,000 shares of common stock issuable upon exercise of options.

(25) The business address of Mr. DeWolfe is c/o DeWolfe & Company, PO Box 299, Milton, MA 02186.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires Avantair's executive officers and directors, and persons who beneficially own more than ten percent of our common stock to file initial reports of ownership and reports of changes in ownership with the SEC. Executive officers, directors and beneficial owners of more than ten percent of the Company's common stock are required by the SEC to furnish us with copies of all Section 16(a) forms they file.

Based upon a review of the forms furnished to Avantair and written representations from its executive officers and directors, the Company believes that during fiscal 2008 all Section 16(a) filing requirements applicable to its executive officers, directors and beneficial owners of more than ten percent of our common stock were complied with.

Compensation Committee Interlocks and Insider Participation

No member of the compensation committee of the board of directors was an officer or employee of Avantair during the fiscal year ended June 30, 2008 or was formerly our officer or employee. In addition, none of Avantair's executive officers served as a member of another entity's board of directors or as a member of the compensation committee of another entity (or other board committee performing equivalent functions) during the fiscal year June 30, 2008, which entity had an executive officer serving on the board of directors. There are no compensation committee interlocks and no insider participation in compensation decisions that are required to be reported under the rules and regulations of the Exchange Act.

MANAGEMENT

Executive Officers

The following table contains the names, ages, and positions of our current executive officers:

Name	Age	Position
Steven Santo	41	Chief Executive Officer and Director
Richard A. Pytak Jr.	46	Chief Financial Officer
Kevin Beitzel	40	Chief Operating Officer

Steven Santo has served as Chief Executive Officer, President and a Director of Avantair since its inception in June 2003 and Skyline Aviation Services, Inc. since June 2002. Mr. Santo is a licensed, commercially-rated pilot who has been flying for approximately 15 years. From 1995 through 2001, Mr. Santo practiced law as an attorney in private practice, concluding his law practice in 2001 as a name partner at the firm of Fields, Silver & Santo. From 1992 to 1995, Mr. Santo served as an Assistant District Attorney in New York working in the office's major crimes unit. Mr. Santo received a J.D. from St. Johns' University School of Law and a bachelor's degree from Villanova University.

Richard Pytak has been the Chief Financial Officer since April 14, 2008. Prior thereto, Mr. Pytak was the Company's Vice President of Finance since joining the Company in February 2008. Prior to joining Avantair, Mr. Pytak served as Group Controller of Gibraltar Industries, Inc., from August 2003 to January 2008 and as Treasurer from June 1998 to July 2003. Gibraltar Industries, Inc. is a leading manufacturer, processor, and distributor of products for the building, industrial, and vehicular markets, with annual sales of over $1 billion dollars in 2007.

Kevin Beitzel has been the Chief Operating Officer since February 8, 2008. Mr. Beitzel served as the Company's Executive Vice President of Maintenance and Operations from September 2007 to February 8, 2008. From December 2005 through August 2007, Mr. Beitzel served as the Company's Vice President of Maintenance. Prior to joining Avantair, Mr. Beitzel served as Director of Vendor Maintenance at US Airways from February 2005 to December 2005. From July 1999 to February 2005 Mr. Beitzel served as Maintenance Operations Manager at US Airways.

Executive Compensation

COMPENSATION DISCUSSION AND ANALYSIS

The primary goals of the compensation committee of Avantair's board of directors with respect to executive compensation are to attract and retain the most talented and dedicated executives possible, to tie annual and long-term cash and stock incentives to achievement of specified performance objectives, and to align executives' incentives with stockholder value creation.

To achieve these goals, our compensation committee recommends executive compensation packages to our board of directors that are generally based on a mix of salary, discretionary bonus and equity awards. Although our compensation committee has not adopted any formal guidelines for allocating total compensation between equity compensation and cash compensation, we intend to implement and maintain compensation plans that tie a substantial portion of our executives' overall compensation to achievement of corporate goals and value-creating milestones such as the development of our products, the establishment and maintenance of key strategic relationships, reaching sales and marketing targets and the growth of our customer base as well as our financial and operational performance, as measured by metrics such as revenues and profitability.

We retained compensation consultants to review our policies and procedures with respect to executive compensation. They intend to conduct an annual benchmark review of the aggregate level of our executive compensation, as well as the mix of elements used to compensate our executive officers.

Our compensation committee will perform a review based on a survey of executive compensation paid by peer companies in the fractional aircraft industry as well as review other industries of similar age and size, as it sees fit, in connection with the establishment of cash and equity compensation and related policies.

Elements of Compensation

Our compensation committee evaluates individual executive performance with a goal of setting compensation at levels the committee believes are comparable with executives in other companies of similar size and stage of development operating in our industry and are competitive and further our objectives of motivating achievement of our short- and long-term financial performance goals and strategic objectives, rewarding superior performance and aligning the interests of our executives and shareholders. The compensation received by our executive officers consists of the following elements:

The compensation received by our executive officers consists of the following elements:

- base salary;
- discretionary annual bonus;
- equity-based long-term incentives, including stock appreciation rights and performance-based restricted stock; and
- 401(k), profit-sharing, welfare and other personal benefits

Base Salary

General Considerations

Base salaries for our executives are established based on the scope of their responsibilities and individual experience, taking into account competitive market compensation paid by other companies for similar positions within the fractional aircraft industry. Base salaries are reviewed annually, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience. Since February 2007, the base salary of our Chief Executive Officer has been $416,000. The annual base salary for our other executive officers range from $150,000 to $250,000.

Our compensation committee believes that these base salary levels are commensurate with the general salary levels for similar positions in companies in a similar stage of development in our industry.

Annual Incentive Compensation

Discretionary Annual Bonus

In addition to base salaries, our compensation committee has the authority to award discretionary annual bonuses to our executive officers. The annual incentive bonuses are intended to compensate officers for achieving corporate goals and for achieving what the committee believes to be value-creating milestones.

Long-Term Compensation- 2006 Long-Term Incentive Plan

In February 2007, Avantair's Board of Directors and stockholders approved Avantair's 2006 Long Term Incentive Plan (which we sometimes refer to as the Plan).

Purpose

The purpose of the Plan is to further and promote the interests of Avantair, its subsidiaries and its stockholders by enabling Avantair and its subsidiaries to attract, retain and motivate employees, non-employee directors and consultants or those who will become employees, non-employee directors or consultants, and to align the interests of those individuals and Avantair's stockholders.

Number of Shares

The maximum number of shares of Avantair common stock as to which awards may be granted under the Plan may not exceed 1,500,000 shares. Shares of Avantair common stock subject to issuance upon exercise or settlement of awards with respect to stock options, stock appreciation rights, restricted stock and restricted stock units shall count against this limit. Awards of performance units which are paid in cash are not subject to this limit and will not count against the number of shares of Avantair common stock available under the Plan. With respect to awards intending to be "qualified performance-based compensation" under Section 162(m) of the Internal Revenue Code (which is referred to as the Code) the maximum amount that can be awarded in any calendar year to any participant is (i) in respect of performance units, performance-based restricted shares and restricted stock units and other awards (other than options and stock appreciation rights), 150,000 shares of Avantair common stock (or the then equivalent fair market value of such shares), and (ii) in the case of stock options and stock appreciation rights, 150,000 underlying shares of Avantair common stock. Avantair may grant awards that exceed the 150,000-share limit so long as the amount in excess of such limit is not intended to be "qualified performance-based compensation" under Code Section 162(m). The limits on the numbers of shares described in this paragraph and the number of shares subject to any award under the Plan are subject to proportional adjustment as determined by Avantair's Board to reflect certain stock changes, such as stock dividends and stock splits (see "Recapitalization Adjustments" below).

If any awards under the Plan expire or terminate unexercised, the shares of common stock allocable to the unexercised or terminated portion of such award shall return to Avantair's treasury and again be available for award under the Plan.

Administration

The administration, interpretation and operation of the Plan will be vested in the Compensation Committee of Avantair's Board of Directors. The Compensation Committee may designate persons other than members of the Compensation Committee to carry out the day-to-day administration of the Plan.

Eligibility

The Plan permits awards to employees and non-employee directors and consultants of Avantair and its subsidiary.

No determination has been made as to future awards which may be granted under the Plan, although it is anticipated that recipients of awards will include the current executive officers of Avantair. It is not determinable what awards under the Plan would have been received by the executive officers and directors of Avantair and its subsidiaries.

Awards under the Plan

Awards under the Plan may consist of stock options, stock appreciation rights (which are sometimes referred to as SARs), restricted shares, restricted stock units or performance unit awards, each of which is described below. All awards will be evidenced by an award agreement between Avantair and the individual participant and approved by the Compensation Committee. At the discretion of the Compensation Committee, an eligible employee may receive awards from one or more of the categories described below, and more than one award may be granted to an eligible employee.

Stock Options and Stock Appreciation Rights

A stock option is an award that entitles a participant to purchase shares of Avantair common stock at a price fixed at the time the option is granted. Stock options granted under the Plan may be in the form of incentive stock options (which qualify for special tax treatment) or non-qualified stock options, and may be granted alone or in addition to other awards under the Plan.

An SAR entitles a participant to receive, upon exercise, an amount equal to the excess of the fair market value on the exercise date of a share of Avantair common stock, over the fair market value of a share of Avantair common stock on the date the SAR was granted, multiplied by the number of shares of Avantair common stock for which the SAR has been exercised.

The exercise price and other terms and conditions of stock options and the terms and conditions of SARs will be determined by the Compensation Committee at the time of grant, and in the case of stock options, the exercise price per share may not be less than 100 percent of the fair market value of a share of Avantair common stock on the date of the grant. In addition, the term of any incentive stock options granted under the Plan may not exceed ten years. An option or SAR grant under the Plan does not provide the recipient of the option any rights as a shareholder and such rights will accrue only as to shares actually purchased through the exercise of an option or the settlement of an SAR.

If stock options and SARs are granted together in tandem, the exercise of such stock option or the related SAR will result in the cancellation of the related stock option or SAR to the extent of the number of shares in respect of which such option or SAR has been exercised.

Stock options and SARs granted under the Plan shall become exercisable at such time as designated by the Compensation Committee at the time of grant.

Payment for shares issuable pursuant to the exercise of a stock option may be made either in cash, by certified check, bank draft or money order payable to the order of Avantair, or by payment through any other mechanism permitted by the Compensation Committee, including, if the Compensation Committee so determines, by delivery of shares of Avantair common stock.

In addition, the Compensation Committee, in its sole discretion, may provide in any stock option or SAR award agreement that the recipient of the stock option or SAR will be entitled to dividend equivalents with respect to such award. In such instance, in respect of any such award which is outstanding on a dividend record date for Avantair common stock, the participant would be entitled to an amount equal to the amount of cash or stock dividends that would have paid on the shares of Avantair common stock covered by such stock option or SAR award had such shares of Avantair common stock been outstanding on the dividend record date.

Restricted Share Awards and Restricted Stock Units

Restricted share awards are grants of Avantair common stock made to a participant subject to conditions established by the Compensation Committee in the relevant award agreement on the date of grant. Restricted stock units are similar to restricted shares except that no shares of common stock are actually awarded to a participant on the date of grant and the common stock underlying the award will generally be provided to the participant after the vesting conditions have been satisfied.

Restricted shares and restricted stock units will vest in accordance with the conditions and vesting schedule, if any, provided in the relevant award agreement. A participant may not sell or otherwise dispose of restricted shares or restricted stock units until the conditions imposed by the Compensation Committee with respect to such shares and/or units have been satisfied. Restricted share awards and restricted stock units under the Plan may be granted alone or in addition to any other awards under the Plan. Restricted shares which vest will be reissued as unrestricted shares of Avantair common stock.

Each participant who receives a grant of restricted shares will have the right to receive all dividends and vote or execute proxies for such shares. Any stock dividends granted with respect to such restricted shares will be treated as additional restricted shares. Participants receiving grants of restricted stock units will not be stockholders until the common stock underlying the award is provided to them and they will not enjoy the rights of stockholders (such as receiving dividends and voting or executing proxies) until that time.

Performance Units

Performance units (with each unit representing a monetary amount designated in advance by the Compensation Committee) are awards which may be granted to participants alone or in addition to any other awards granted under the Plan. Generally, participants receiving performance unit grants will only earn such units if certain performance goals are satisfied during a designated performance period. The Compensation Committee will establish such performance goals and may use measures such as level of sales, earnings per share, income before income taxes and cumulative effect of accounting changes, income before cumulative effect of accounting changes, net income, earnings before interest and taxes, return on assets, return on equity, return on capital employed, total stockholder return, market valuation, cash flow, Cash EBITDA, completion of acquisitions and/or divestitures, comparisons to peer companies, individual or aggregate participant performance or such other measure or measures of performance as the Compensation Committee determines. The participant may forfeit such units in the event the performance goals are not met. If all or a portion of a performance unit is earned, payment of the designated value thereof will be made in cash, unrestricted shares of Avantair common stock, in restricted shares or in any combination thereof, as provided in the relevant award agreement.

Performance Goals for Qualified Performance-Based Compensation

Section 162(m) of the Code limits Avantair's ability to deduct compensation paid to its senior executive officers, unless the compensation qualifies as "qualified performance-based compensation," as defined in that section and the regulations promulgated under that section. In order to qualify as "qualified performance-based compensation," the material terms of the performance goals must be disclosed to Avantair's stockholders and approved by the stockholders. Among the material terms of the performance goals are descriptions of the business criteria on which the performance goals will be based.

To the extent possible Avantair intends to have the Plan satisfy the requirements of Section 162(m) so that the Compensation Committee is able to grant awards satisfying the requirements of "qualified performance-based compensation." Consequently, Avantair must disclose the following business criteria in establishing performance goals under the plan:

- level of sales,
- earnings per share,
- income before income taxes and cumulative effect of accounting changes,
- income before cumulative effect of accounting changes,
- net income,
- earnings before interest and taxes,
- return on assets,
- return on equity,
- return on capital employed,
- total stockholder return,
- market valuation,
- cash flow,
- cash EBITDA,
- comparisons to peer companies, and
- completion of acquisitions and/or divestitures.

These performance goals will be based on any of the above business criteria, either alone or in any combination, on either a consolidated or business unit or divisional level, as the Compensation Committee may determine. Such business criteria will have any reasonable definitions that the Compensation Committee may specify, which may include or exclude any or all of the following items: extraordinary, unusual or non-recurring items; effects of accounting changes; effects of currency fluctuations; effects of financing activities (e.g., effect on earnings per share of issuing convertible debt securities); expenses for restructuring or productivity initiatives; non-operating items; acquisition expenses; and effects of divestitures. Any such performance criterion or combination of such criteria may apply to a participant's award opportunity in its entirety or to any designated portion or portions of the award opportunity, as the Compensation Committee may specify.

Recapitalization Adjustments

Awards granted under the Plan, any agreements evidencing such awards and the maximum number of shares of Avantair common stock subject to all awards, as well as the per participant per calendar year limitations described above, shall be subject to adjustment or substitution, as determined by Avantair's Board of Directors, as to the number, price or kind of a security or other consideration subject to such awards or as otherwise determined by the Board to be equitable (i) in the event of changes in the outstanding stock or in the capital structure of Avantair by reason of stock or extraordinary cash dividends, stock splits, reverse stock splits, recapitalization, reorganizations, mergers, consolidations, combinations, exchanges, or other relevant changes in capitalization occurring after the date of grant of any such award or (ii) in the event of any change in applicable laws or any change in circumstances which results in or would result in any substantial dilution or enlargement of the rights granted to, or available for, participants, or which otherwise warrants equitable adjustment because it interferes with the intended operation of the Plan. Avantair shall give each participant notice of an adjustment hereunder and, upon notice, such adjustment shall be conclusive and binding for all purposes.

Mergers and Other Similar Events

In the event of any of the following:

A. Avantair is merged into or consolidated with another corporation or entity;

B. All or substantially all of the assets of Avantair are acquired by another person; or

C. The reorganization or liquidation of Avantair

Avantair's Board of Directors may cancel any outstanding awards and cause the holders thereof to be paid, in cash, securities or other property (including any securities or other property of a successor or acquirer), or any combination thereof, the value of such awards as determined by Avantair Board of Directors, in its sole discretion (e.g., in the case of Stock Options, based upon the excess of the value of a share of Avantair common stock over the exercise price per share). Avantair's Board of Directors may provide that such cash, securities or other property is subject to vesting and/or exercisability terms similar to the award being cancelled.

Amendment, Suspension or Termination of the Plan

Unless earlier terminated by Avantair's Board of Directors, the Plan shall terminate on the date 10 years after the date the first award is granted thereunder. The Board may amend, suspend or terminate the Plan (or any portion thereof) at any time. However, no amendment shall (a) materially and adversely affect the rights of any participant under any outstanding award, without the consent of such participant (except as described below) or (b) increase the number of shares available for awards under the Plan without shareholder approval.

Section 409A of the Code provides substantial penalties to persons deferring taxable income, unless the requirements of Section 409A have been satisfied. The Plan provides the ability to issue awards that may be subject to subject to Section 409. The Plan explicitly provides the ability for Avantair's Board of Directors to amend the Plan , without participant consent, in any way it deems appropriate, even if such amendment would materially and adversely affect the rights of participants to satisfy Section 409A and the regulations that will be issued thereunder.

401(k) and Retirement Programs

We have a tax-qualified employee savings and retirement plan, or 401(k) plan, which generally covers our employees. The plan is intended to qualify under Sections 401(a), 401(k) and 401(m) of the Internal Revenue Code of 1986, as amended, so that contributions, and income earned thereon, are not taxable to employees until withdrawn from the plan. Under the plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit ($15,500 in calendar year 2008) and have the amount of the reduction contributed to the plan. The plan also permits, but does not require, us to make matching contributions and profit-sharing contributions to the plan on behalf of participants. In addition, eligible employees may elect to contribute an additional amount of their eligible compensation as a catch-up contribution to the 401(k) plan, provided that such employees are age 50 or older ($5,000 in calendar year 2008). To date, we have not made any discretionary or profit-sharing contributions to the 401(k) plan. As a tax-qualified plan, we can generally deduct contributions from the participants pre-tax compensation when made, and such contributions and their earnings are not taxable to participants until distributed from the plan. Pursuant to the terms of the plan, participants may direct the trustees to invest their accounts in selected investment options.

Nonqualified Deferred Compensation

On December 18, 2008, the Company adopted the Avantair Leadership Deferred Compensation Plan (which we sometimes refer to as the "Deferred Compensation Plan") approved by the Board of Directors for a select group of management or highly compensated employees, and non-employee Directors, effective January 1, 2009. The Deferred Compensation Plan is comprised of an Adoption Agreement and a Basic Plan Document. The Deferred Compensation Plan is a nonqualified, unfunded deferred compensation plan that provides specified benefits to a select group of management or highly compensated employees. Specifically, the Deferred Compensation Plan is intended to:

- provide participants with supplemental retirement benefits determined by the Company in its complete discretion (which amounts may vary by participant and which are subject to a vesting requirement); and
- allow participants to defer compensation in excess of the amounts permitted under the Avantair Inc. 401(k) Profit Sharing Plan & Trust.

Investment returns on amounts credited pursuant to the Plan are based on one or more investment funds selected by a participant from among those provided under the Deferred Compensation Plan.

The Deferred Compensation Plan will provide the payments to a participant who separated from service in a single lump sum or in annual installments over 5, 10, or 15 years, as elected by the participant. Payments will be made in a single lump sum due to the participant's death, disability, or termination of the Deferred Compensation Plan (under certain conditions). In addition, in the event of an unforeseeable financial emergency, a participant may make a written request to the Deferred Compensation Plan administrator for a hardship withdrawal. No income taxes are payable on amounts credited pursuant to the Deferred Compensation Plan until paid to the participant.

The Company may amend or terminate the Deferred Compensation Plan at any time.

Welfare and Other Benefits

We maintain benefit programs for our U.S.-based employees, including medical and prescription coverage, dental and vision programs, short and long-term disability insurance, group life insurance and supplemental life insurance as well as customary vacation, leave of absence and other similar policies. Our Named Executive Officers are eligible to participate in these programs on the same basis as the rest of our salaried employees.

Policies Relating to Our Common Stock

Insider Trading Policy and Stock Ownership Guidelines

Our insider trading policy prohibits directors, employees and certain of their family members from purchasing or selling any type of security, whether issued by us or another company, while aware of material non-public information relating to the issuer of the security or from providing such material non-public information to any person who may trade while aware of such information. We restrict trading by our officers and directors, as well as other categories of employees who may be expected in the ordinary course of performing their duties to have access to material non-public information, to quarterly trading windows that begin at the close of business on the second trading day following the date of public disclosure of the financial results for the prior fiscal quarter or year and end on the first calendar day of the third fiscal month of the fiscal quarter. While we do not have a policy that specifically prohibits our executive officers from hedging the economic risk of stock ownership in our stock, we discourage our executive officers from entering into certain types of hedges with respect to our securities. In addition, federal securities laws prohibit our executive officers from selling "short" our stock.

Tax and Accounting Considerations

Tax Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code generally prohibits a public company from deducting compensation paid in any year to Named Executive Officers in excess of $1 million. Certain compensation is specifically exempt from the deduction limit to the extent it qualifies as "performance-based" under the qualification requirements established under Section 162(m). In evaluating whether to structure executive compensation components as qualified performance-based compensation and thus, tax deductible, the Compensation Committee considers the net cost to us, its ability to effectively administer executive compensation in the long-term interest of stockholders, and the specific corporate goal underlying the various items of compensation. Stock option grants and performance share awards made to executive officers under our 2006 Long- term Incentive Plan and cash payments under our Discretionary Annual Bonus are structured generally to be fully deductible under Section 162(m). The Compensation Committee believes, however, that it is important to preserve the flexibility in administering compensation programs in a manner designed to promote corporate goals.

Section 409A of the Internal Revenue Code requires that "nonqualified deferred compensation" be deferred and paid under plans or arrangements that satisfy the requirements of the law with respect to the timing of deferral elections, timing of payments and certain other matters. In general, it is our intention to design and administer our compensation and benefits plans and arrangements for all of our employees so that they are either exempt from, or satisfy the requirements of, Section 409A. We believe we are currently operating such plans in compliance with Section 409A.

Accounting for Share-Based Compensation

Before we grant share-based compensation awards, we consider the accounting impact of the award as structured and other scenarios in order to analyze the expected impact of the award.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with management the "Compensation Discussion and Analysis" section of this proxy statement. Based on its review and discussion, the Compensation Committee has recommended to the Board and the Board has approved, that this Compensation Discussion and Analysis be included in this proxy statement for the 2009 Annual Meeting of Shareholders which is also incorporated by reference in the company's Annual Report on Form 10-K for the fiscal year ended June 30, 2008.

By the Compensation Committee

A. Clinton Allen, Chair
Arthur H. Goldberg
Robert J. Lepofsky

The foregoing Compensation Committee Report does not constitute soliciting material and the Report should not be deemed filed or incorporated by reference into any other previous or future filings by Avantair under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that Avantair specifically incorporates this Report by reference therein.

SUMMARY COMPENSATION TABLE

The fol'owing table summarizes the compensation of our Named Executive Officers for the fiscal year ended June 30, 2008. The Named Executive Officers are our Chief Executive Officer and Chief Financial Officer, along with each of our next two most highly compensated executive officers, based upon their total compensation as reflected in the table below.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	All Other Compensation ($)(2)	Total ($)
Steven Santo	2008	$ 400,000	$ 100,000	$ 94,173	$ 74,450	$ 668,623
Chief Executive Officer and Director	2007	343,750	200,000	16,190	55,670	615,610
Richard A. Pytak Jr. (3)	2008	59,077	50,000	-	37,539	146,616
Chief Financial Officer	2007	-	-	-	-	-
(As of April 14, 2008)						
John Waters	2008	222,115	12,500	134,921	183,333	552,869
Chief Financial Officer and Director	2007	195,673	150,000	12,082	22,500	380,255
(October 1, 2006 - April 11, 2008)						
Kevin L. Beitzel	2008	179,006	50,000	14,933	6,468	250,407
Chief Operating Officer	2007	97,308	-	1,539	528	99,375
(As of February 8, 2008)						
Tracy Chaplin	2008	149,870	5,000	-	69,791	224,661
Chief Operating Officer	2007	180,709	53,651	8,216	-	242,576
(January 30, 2006 - February 7, 2008)						

(1) The amounts shown reflect the dollar amount recognized for financial statement reporting purposes, in accordance with Statement of Financial Accounting Standards No. 123(R).

(2) The following are comprised of automobile allowances to Messrs. Santo and Beitzel and Ms. Chaplin of $25,958, $6,000 and $5,600, respectively; housing allowances to Messrs. Santo and Pytak of $44,543 and $4,526, respectively; reimbursed moving expenses to Mr. Pytak of $33,013; a payment to Mr. Waters of $183,333 with respect to his separation agreement with the Company; a payment to Ms. Chaplin of $63,902 in connection with her departure from the Company; and 401K employer match contributions for Messrs. Santo and Beitzel and Ms. Chaplin of $4,038, $468 and $288, respectively.

(3) Mr. Pytak was not compensated by the Company in 2007 as his employment commenced in February 2008.

GRANTS OF PLAN-BASED AWARDS IN FISCAL 2008

We have granted shares of restricted stock or other plan-based awards and plan to continue to grant shares of restricted stock or other plan-based awards to executive officers, employees and other service providers. The following table provides information, as of June 30, 2008, concerning restricted stock granted to our named executive officers during the fiscal year ended June 30, 2008:

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (#)(1)
Richard A. Pytak Jr.	6/30/2008	7,500
Kevin Beitzel	6/30/2008	15,000

(1) Awards of restricted stock granted under the 2006 Long-Term Incentive Plan. One-third of the shares granted to each executive officer vest on June 30, 2009, and one-twelfth of the shares vest every three months thereafter.

The Plan was approved on February 22, 2007. Since the approval, Avantair granted an aggregate of 22,500 and 214,000 shares of restricted stock to its executive officers and employees in the fiscal years ended June 30, 2008 and 2007, respectively.

OUTSTANDING EQUITY AWARDS AT FISCAL 2008 YEAR END

The following table provides information concerning outstanding equity awards as of June 30, 2008, by each of our named executive officers:

Name	Date Granted	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested
Steven Santo	5/18/07	44,667	$ 218,868
John Waters	5/18/07	—(2)	$ —
Tracy Chaplin	5/18/07	—(3)	$ —
Richard A. Pytak Jr.	6/30/08	7,500	$ 14,550
Kevin Beitzel	6/30/08	21,667(4)	$ 61,768

(1) Awards of restricted stock granted under the 2006 Long-Term Incentive Plan. One-third of the share granted to each executive officer vested one year following the grant date, and one-twelfth of the shares vest every three months thereafter.

(2) Effective April 11, 2008, Mr. Waters employment ended and in connection therewith, Mr. Waters forfeited 16,666 of these shares.

(3) Effective February 7, 2008, Ms. Chaplin's employment ended and in connection therewith, these shares were forfeited.

(4) Mr. Beitzel was granted 10,000 shares on May 18, 2007 as well as another 15,000 shares on June 30, 2008. Each grant award contained vesting terms of one-third of the shares granted to vest one year following the grant date, and one-twelfth of the shares vest every three months thereafter. Therefore, as of June 30, 2008, approximately two-thirds of the shares granted in 2007 and all of the 2008 shares had not yet vested and are included in the calculation above.

OPTION EXERCISES AND STOCK VESTED IN FISCAL 2008

No named executive officer was granted any stock options and there were no options exercised during the fiscal year ended June 30, 2008. In addition, there were 76,663 shares of restricted stock that vested and 10,668 that were exercised during the fiscal year ended June 30, 2008.

EMPLOYMENT ARRANGEMENT WITH NAMED EXECUTIVE OFFICER

Steven Santo

On September 29, 2006, we entered into an employment agreement with Mr. Santo, our Chief Executive Officer and a director. The agreement provides that Mr. Santo will receive an annual base salary of $400,000 after the closing of the sale of the company to Ardent Acquisition Corporation and will be eligible to receive an annual performance bonus, which for 2007 may be 60% of his base salary. Future annual base salary will not be less than $400,000, with increases approved by the Compensation Committee and/or the Board of Directors. Mr. Santo is entitled, among other things, to:

- participate in all benefit programs, including the registered retirement savings plan, established and made available to its employees;
- monthly living expenses in the amount of $2,800 through December 31, 2008;
- monthly automobile lease reimbursement of $1,500; and
- reimbursement for any reasonable out-of-pocket expenses incurred in the course of employment.

The term of the employment agreement is three years.

We do not have an employment agreement with the other named executive officers.

Termination Benefits

If the agreement is terminated by Mr. Santo voluntarily without good reason, Avantair shall have no further obligations following the effective date of termination other than to pay the employee for any accrued but unpaid salary and reimbursable expenses.

If the agreements are terminated by Avantair without cause or by the executive for good reason or for disability, then Mr. Santo is respectively entitled to:

- any then accrued but unpaid base salary and performance bonus as of the date of termination; and
- payment of the base salary in effect at the time of termination and continuation of health insurance for a period of 12 months.

In each agreement, "cause" means:

- employee's fraud or breach of fiduciary obligations in connection with performance of his duties with Avantair (including but not limited to any acts of embezzlement or misappropriation of funds);
- employee's indictment for a felony or plea of guilty or nolo contendere to a felony charge or any criminal act involving moral turpitude;

- employee's being under the influence of any drugs (other than prescription medicine or other medically-related drugs to the extent that they are taken in accordance with their directions) or repeatedly being under the influence of alcohol, during the performance of his duties under his employment agreement, or, while under the influence of such drugs or alcohol, engaging in grossly inappropriate conduct during the performance of his duties under his employment agreement;
- employee's refusal to substantially perform his duties under his employment agreement, except in the event that the employee becomes permanently disabled;
- employee's willful misconduct or gross negligence in connection with his employment;
- employee's material violation of any Avantair policies or procedures relating to harassment, discrimination or insider trading; or employee's material breach of any provision of his employment agreement.

In each agreement, "good reason" means:

- Avantair's willful material breach of any provision of his employment agreement;
- any material adverse change in employee's position, authority, duties or responsibilities (other than a change due to employee's permanent disability or as an accommodation under the Americans With Disabilities Act) which results in: (A) a diminution in any material respect in employee's position, authority, duties, responsibilities or compensation, which diminution continues in time over at least thirty (30) days, such that it constitutes an effective demotion; or (B) a material diversion from employee's performance of the functions of employee's position, excluding for this purpose material adverse changes made with employee's written consent or due to employee's termination for cause or termination by employee without good reason; or
- relocation of Avantair's headquarters and/or employee's regular work address to a location which requires the employee to travel more than forty (40) miles from employee's place of employment on the date of his employment agreement.

In addition, Mr. Santo's interest in any stock options or restricted stock will fully vest on the effective date of a termination without cause.

Under the employment agreement with Mr. Santo, if the employment agreement had been terminated by the Company without cause or by Mr. Santo for good reason or for disability, effective June 30, 2008 (the last business day of our fiscal year of 2008), he would have been paid a total of $497,454, including: (i) $400,000 representing his base salary then in effect, (ii) $10,800 representing the continuation of health insurance for a period of 12 months; and (iii) $86,654 representing the acceleration of the vesting of 44,667 shares of restricted stock from the 2006 Long-term Incentive Plan (based on the closing price of $1.94 per share as of June 30, 2008).

DIRECTOR COMPENSATION

Upon the recommendation of the compensation committee, the full board of directors approved an annual compensation arrangement for our independent directors effective February 23, 2007. Such arrangement is comprised as follows:

Annual Fee. Each director, other than those directors serving as employees, receives an annual cash retainer in the amount of $40,000, paid quarterly in arrears. Each director has the option to receive, in whole or in part, such amount in cash or hours flown in Company aircraft. The hours flown in Company aircraft will be valued at estimated fair market value. Mr. Gordon will receive an additional $35,000 in annual cash compensation for service as our non-Executive Chairman.

Audit Committee Chair. The chair of the audit committee, Ms. Cuskley, receives an additional annual cash compensation of $20,000 as our audit committee chair.

On March 5, 2008 Avantair granted 3,000 shares of restricted stock to each of Barry Gordon, Arthur Goldberg, Stephanie Cuskley, Robert Lepofsky and A. Clinton Allen. The restricted shares granted to the directors vest one third upon each of the next three (3) successive annual meetings, subject to the grantee's continued service on the Board of Directors.

The following director compensation table shows the compensation we paid in the fiscal year ended June 30, 2008 to our non-employee directors:

Director Compensation Table

Name	Fees Earned or Paid in Cash ($)(1)	Restricted Stock Awards ($)(2)	Total ($)
A. Clinton Allen	40,000	1,140	41,140
Barry Gordon	75,000	1,140	76,140
Arthur Goldberg	40,000	1,140	41,140
Robert Lepofsky	40,000	1,140	41,140
Stephanie Cuskley	60,000	1,140	61,140

(1) The fees earned by the directors may be paid, at the director's option, in cash and/or in hours flown in Company aircraft at estimated fair market value per hour. Messrs. Allen, Goldberg and Lepofsky have chosen to be paid in hours flown in company aircraft.

Mr. Gordon and Ms. Cuskley have chosen to be paid in cash.

(2) The amounts shown reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended June 30, 2008, in accordance with Statement of Financial Accounting Standards No. 123(R). The balance remaining to be recognized over the remaining vesting period of the award is $47,627.

RELATED PARTY TRANSACTIONS

Related Party Transactions Policy

We have adopted a Code of Conduct and Professional Ethics, applicable to our directors, officers and employees, including our Chief Executive Officer, Chief Financial Officer and all of our other executives pursuant to which all directors, officers and employees must promptly disclose to us, any material transaction or relationship that reasonably could be expected to give rise to an actual or apparent conflict of interest with Avantair, Inc. In approving or rejecting the proposed agreement, our audit committee shall consider the relevant facts and circumstances available and deemed relevant to the audit committee, including, but not limited to the risks, costs and benefits to us, the terms of the transaction, the availability of other sources for comparable services or products, and, if applicable, the impact on a director's independence. Our audit committee shall approve only those agreements that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee determines in the good faith exercise of its discretion.

Related Party Transactions

The following is a summary of transactions entered into during the fiscal year ended June 30, 2008, to which we have been a party in and in which any of our executive officers, directors or beneficial holders of more than 5% of our capital stock had or will have a direct or indirect material interest, other than compensation arrangements.

Effective April 11, 2008, the Company's former Chief Financial Officer departed the Company and resigned his position as a director of the Company. In connection with the former Chief Financial Officer's departure, on April 14, 2008, the Company entered into a separation agreement pursuant to which the former Chief Financial Officer will receive (i) a payment equal to eight months salary ($183,333), (ii) reimbursement of premium payments for COBRA benefits until the earlier of a period of eight (8) months commencing April 14, 2008 or at such time that the former Chief Financial Officer obtains employment providing health benefits and (iii) pursuant to an amendment to his previously issued restricted stock award, 33,334 shares of common stock. In addition, the former Chief Financial Officer has agreed not to transfer any shares of the Company's common stock for a period of six (6) months commencing April 14, 2008. At the end of the six (6) month period, the former Chief Financial Officer's unrestricted shares shall be freely tradable in the open market, subject to the Company's "Right of First Refusal" and in compliance with applicable securities law. In addition, the former Chief Financial Officer has agreed to cooperate fully with the Company's reasonable requests for assistance in transitioning his previous responsibilities for a period of eight (8) months commencing April 14, 2008.

On March 5, 2008, Avantair granted 3,000 shares of restricted stock to each of Barry Gordon, Arthur Goldberg, Stephanie Cuskley, Robert Lepofsky and A. Clinton Allen. Each of these individuals is a director of Avantair. The shares of restricted stock granted to the directors' vest one third upon each of the next 3 successive annual meetings of stockholders, subject to the grantee's continued service on the Board of Directors.

Annually, Avantair participates as one of the sponsors of the Corporate Directors Group, an accredited educational organization of RiskMetric ISS Governance Services, of which our director, A. Clinton Allen presides as its chairman. The sponsorship provides the Corporate Directors Group with 23 hours of aircraft usage annually in lieu of cash.

OTHER MATTERS

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements with respect to two or more stockholders sharing the same address and the same last name by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially provides extra convenience for stockholders and cost savings for companies. We and some brokers household proxy materials, delivering a single proxy statement to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once stockholders have received notice from their broker or us that materials will be sent in the householding manner to the stockholder's address, householding will continue until otherwise notified or until the stockholder revokes such consent. If, at any time, stockholders no longer wish to participate in householding and would prefer a separate proxy statement, they should notify their broker if shares are held in a brokerage account or us if holding registered shares. We will deliver promptly upon written or oral request a separate copy of the proxy statement to a stockholder at a shared address to which a single copy of the document was delivered. Any such notice should be addressed to the Investor Relations Department at the address appearing on the first page of this proxy statement, or notice can be given by calling Avantair at (727) 539-0071:

- to receive a separate copy of a proxy statement for this meeting;
- to receive a separate copy of a proxy statement for future meetings; or
- if the stockholder shares an address and wishes to request delivery of a single copy of proxy statements if now receiving multiple copies of proxy statements.

Our board of directors knows of no other business that will be presented to the annual meeting. If any other business is properly brought before the annual meeting, proxies in the enclosed form will be voted in respect thereof in accordance with the judgments of the persons voting the proxies.

Avantair's Annual Report on Form 10-K, as filed by Avantair with the SEC (excluding exhibits), is a portion of the Annual Report that is being mailed, together with this Proxy Statement, to all stockholders entitled to vote at the Annual Meeting. However, such Annual Report, including the Annual Report on Form 10-K is not to be considered part of this proxy solicitation material.

It is important that the proxies be returned promptly and that your shares be represented. You are urged to sign, date and promptly return the enclosed proxy card in the enclosed envelope.

On behalf of the board of directors,

/s/ Barry J. Gordon
Chairman of the Board

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General and administrative expenses increased 11.7% to $20.7 million for the fiscal year ended June 30, 2008 from $18.5 million for the fiscal year ended June 30, 2007, primarily due to:

- an increase of $2.2 million in expenses related to fixed based operations;
- an increase of $0.6 million in costs associated with being publicly traded;
- an increase of $0.2 million in flight center expenses due to increased in salary and purchasing expenses;
- an increase of $0.4 million in pilot training;
- an increase of $1.0 million in salary, payroll tax and employee benefit expenses;
- an increase in computer expense of $.2 million; and
- the above were partially offset by a decrease in share-based compensation of $2.4 million.

Selling expenses increased to $4.7 million for the fiscal year ended June 30, 2008 from $4.3 million for the fiscal year ended June 30, 2007 due to an increase of $0.4 million in advertising expenses and aircraft shows.

Loss from operations was $16.6 million for the fiscal year ended June 30, 2008, a decrease of 12.9% from $19.0 million for the fiscal year ended June 30, 2007 for the reasons set forth above.

Total other expense was $2.3 million for the fiscal year ended June 30, 2008 compared to $2.7 million for the fiscal year ended June 30, 2007, primarily due to recognition of a $0.3 million gain on the sale of a non-fractionalized aircraft and a $0.5 million gain through the sale of its rights to purchase 18 Embraer Phenom 100 aircraft during the fiscal year ended June 30, 2008, which were offset by a 7.5% increase in interest expense to $3.7 million for the fiscal year ended June 30, 2008 from $3.4 million for the fiscal year ended June 30, 2007.

Net loss decreased to $18.9 million for the fiscal year ended June 30, 2008 compared to $21.7 million for the fiscal year ended June 30, 2007 due to the decrease in net loss is the decrease in loss from operations and the decrease in total other expense discussed above.

Fiscal year ended June 30, 2007 compared to fiscal year ended June 30, 2006.

Revenues for the fiscal year ended June 30, 2007 were $76.4 million, an increase of 57.9% from $48.4 million for the fiscal year ended June 30, 2006. This increase was the result of a 25% increase in the revenue generated from the sale of fractional aircraft shares to $29.7 million for the fiscal year ended June 30, 2007 from $23.8 million for the fiscal year ended June 30, 2006, an increase of 70.0% in maintenance and management fees to $38.8 million for the fiscal year ended June 30, 2007 from $22.8 million for the fiscal year ended June 30, 2006 and an increase of 336% in demonstration and charter card revenue to $7.9 million for the fiscal year ended June 30, 2007 from $1.8 million for the fiscal year ended June 30, 2006. Revenue from the sale of fractional aircraft shares increased due to a 48% increase in the number of fractional shares sold to 499.5 through the fiscal year ended June 30, 2007 from 337.5 fractional shares sold through the fiscal year ended June 30, 2006. The increase in revenue from maintenance and management fees increased due to several primary factors:

- a price increase in the annual maintenance and management fees from $7,900 to $8,900; and

- an increase in fleet size.

Demonstration and charter card revenue increased $4.9 million primarily due to (i) an increase in demonstration sales of $1.5 million or 108.5% due to a 20% increase in the cost charged for such demonstration flights and an increase in the number of demonstration flights; (ii) an increase in charter card revenue of $3.4 million since charter cards were not sold during most of the fiscal year ended June 30, 2006, (iii) an increase in remarketing fees of $0.78 million, (iv) an increase in rent revenue of $0.28 million, and (v) fuel revenue of $0.4 million.

Operating expenses for the fiscal year ended June 30, 2007 were 40.3% higher than during the fiscal year ended June 30, 2006, with total expenses of $95.4 million compared to $68.0 million. The cost of fractional aircraft shares sold increased to $24.4 million for the fiscal year ended June 30, 2007 from $19.2 million for the fiscal year ended June 30, 2006, due to an increase of 48 % in the number of fractional shares sold to 499.5 fractional shares sold through the fiscal year ended June 30, 2007 from 337.5 fractional shares sold through the fiscal year ended June 30, 2006. The cost of flight operations increased 44.3% to $45.9 million for the fiscal year ended June 30, 2007 from $31.8 million for the fiscal year ended June 30, 2006, primarily due to:

- an increase of $2.4 million in maintenance expenses, comprised primarily of an increase in parts expense and maintenance insurance coverage due to an increase in fleet size;

- an increase of $4.1 million in fuel prices and flight fees (which includes landing fees, airport fees and ground transportation fees) borne by Avantair for repositioning flights, demonstration flights and pilot training flights;

- an increase of $4.9 million in pilot expenses due to hiring an additional 21 pilots, including salaries and related pilot expenses, including hotel expenses, pilot airfare and living expenses;

- an increase of $1.5 million in chartering expenses; and

- an increase of $1.2 million in aircraft leasing expenses.

Cost of flight operations (including maintenance expenses, costs related to repositioning, pilot-related costs and charter expenses) was negatively impacted in all areas by a delay at the FAA in approving a newly designed avionics package in the Piaggio Avanti II. This delay caused 6 planes originally scheduled for delivery during the last 6 months of fiscal year ended June 30, 2006 to be delivered, in part, in September 2006. The greater than anticipated use of Avantair's existing fleet resulted in increased maintenance expenses due to accelerated mileage-based maintenance events and periodic refurbishment, and increased pilot-related costs due to the need to transport pilots to and from various locations in order for the aircraft to operate. Compensation expense increased primarily due to 474,000 shares of common stock issued to certain officers of Avantair for prior services rendered at a cost of $5.36 per share.

General and administrative expenses increased 58.4% to $18.5 million for the fiscal year ended June 30, 2007 from $10.8 million for the fiscal year ended June 30, 2006, primarily due to:

- an increase of $2.4 million in expenses related to fixed based operations;

- an increase of $0.5 million in legal and accounting salaries and expenses; and

- an increase of $0.8 million in flight center expenses caused by an increase in salary and purchasing expenses.
- an increase of $0.4 million in pilot training;
- an increase of $0.3 million in employee benefits; and
- an increase in share-based compensation of $2.8 million.

Selling expenses increased to $4.3 million for the fiscal year ended June 30, 2007 from $3.7 million for the fiscal year ended June 30, 2006 due to an increase of $0.6 million in advertising expenses and aircraft shows.

Loss from operations was $19.0 million for the fiscal year ended June 30, 2007, a decrease of 3.1% from $19.6 million for the fiscal year ended June 30, 2006 for the reasons set forth above.

Total other expense was $2.7 million for the fiscal year ended June 30, 2007 compared to $1.1 million for the fiscal year ended June 30, 2006, primarily due to a 61.4% increase in interest expense to $3.4 million for the fiscal year ended June 30, 2007 from $2.1 million for the fiscal year ended June 30, 2006. Interest expense increased due to an increase in the interest rate on Avantair's line of credit and an increase in the balance outstanding on the Avantair's line of credit during most of the year.

Net loss increased to $21.7 million for the fiscal year ended June 30, 2007 compared to $20.8 million for the fiscal year ended June 30, 2006. The primary reason for the increase in the net loss is the loss from operations and the increase in total other expense discussed above.

Liquidity and Capital Resources

Avantair's primary sources of liquidity have been cash provided by operations, cash raised from its equity offering with Ardent Acquisition Corp., cash provided from its debt facility with CNM, Inc., cash raised in the recent preferred stock offering, and other asset based borrowing (see Notes 7 and 10 to the Company's consolidated financial statements). The Company uses its cash primarily to fund losses from operations, deposits made on fractional aircraft, leasehold improvements, and to fund the purchase of core aircraft and aircraft which are to be fractionalized but which have not yet been pre-sold. Cash generated from operations has not been sufficient to provide for all the working capital needed to meet Avantair's present requirements. At June 30, 2008 and June 30, 2007, Avantair had a working capital deficit of approximately $30.2 and $8.4 million, respectively, and an accumulated deficit of approximately $77 million and $58 million, respectively. Certain components of working capital which are comprised of cash and amounts readily convertible into rights to receive or obligations to pay cash including accounts receivable, accounts payable and accrued expenses increased to $14.6 million at June 30, 2008 from $8.8 million at June 30, 2007. As of June 30, 2008, cash and cash equivalents amounted to approximately $19 million and total assets of $204.5 million. The cash and cash equivalent balance increased $6.6 million from June 30, 2007 while total assets increased $44 million. The increase in cash and cash equivalents occurred primarily as a result of the Company taking possession of eleven aircraft during the fiscal year ending June 30, 2008 and selling 139 shares in fiscal year 2008 out of 176 available shares relating to these eleven aircraft. At June 30, 2007, the Company had presold eleven fractional shares.

As of June 30, 2008, the Company's recurring losses resulting in an accumulated deficit of $76,967,468 and a working capital deficiency of $30,152,512. In order to achieve profitable income from operations before depreciation and amortization, management currently estimates that the Company will need to have 45 fully fractionalized aircraft. At June 30, 2008, the Company had 41.3 fractionalized aircraft. Therefore, Avantair's primary growth strategy is to continue to increase the number of fractional share owners and aircraft under management. The Company believes income from operations before depreciation and amortization is useful to investors as it excludes non-cash expenses that do not directly relate to the operation of fractionalized aircraft. This measure is a supplement to generally accepted accounting principles (GAAP) used to prepare the Company's consolidated financial statements and should not be viewed as a substitute for GAAP measures. In addition, the Company's non-GAAP measure may not be comparable to non-GAAP measures of other companies. Income from operations according to GAAP would include depreciation and amortization expense, estimated to be approximately $330,000 per month at the time of fully fractionalizing the 45 th aircraft. In connection with future financing of growth, the Company may obtain additional funds through equity financing, including the sale of additional shares of common stock, assets sales, accelerated payments of maintenance and management fees, debt financing, or a combination thereof. During the fiscal year ended June 30, 2008, the Company raised net proceeds of $14.4 million through an equity offering detailed in Note 11, $2.5 million from the sale of the Company's rights to purchase eighteen Embraer Phenom 100 aircraft, and approximately $6.9 million of cash through accelerated payments of management fees through our incentivization program. With this capital, the Company has sufficient cash to continue its operations for the forseeable future.

Fiscal year ended June 30, 2008 compared to fiscal year ended June 30, 2007.

Net cash used in operating activities was $15.5 million for the year ended June 30, 2008 compared to cash used in operating activities of $17.2 million for the same period last year. The decrease in net cash used in operating activities is primarily attributable to a decrease in cash due to the eleven planes delivered to the Company during the year ended June 30, 2008, since a portion of such planes were not fully fractionalized upon the Company taking possession, partially offset by approximately $2.5 million in cash received from the sale of the Company's rights to purchase eighteen Embraer Phenom 100 aircraft and approximately $6.9 million cash received from shareholders prepaying their maintenance and management fee on an annual basis. At June 30, 2008, the Company held 26 unsold fractional aircraft shares. For the year ended June 30, 2007, the Company took possession of twelve aircraft and at June 30, 2007 had presold eleven fractional shares.

Net cash used in investing activities was $2.7 million for the year ended June 30, 2008 compared to cash provided by investing activities of $2.5 million for the same period last year. The cash provided by investing activities during the year ended June 30, 2008 resulted from $2.5 million in proceeds from rights to purchase 18 Embraer Phenom 100 Positions, net of capital expenditures on leasehold improvements and computer systems at the Florida and California facilities. Cash provided by investing activities for the year ended June 30, 2007 resulted from the sale of property and equipment.

Net cash used by financing activities for the year ended June 30, 2008 results primarily from net proceeds from the issuance of a new class of convertible preferred stock of $14.4 million and additional borrowings. On November 14, 2007 and December 5, 2007, the Company entered into a Preferred Stock Purchase Agreement (the "Preferred Stock Agreement") with certain investors. Under the Preferred Stock Agreement, the Company agreed to issue 152,000 shares of its newly-created Series A Convertible Preferred Stock to certain investors for an aggregate purchase price of $15.2 million. During the fiscal year ended June 30, 2008, the Company had additional net borrowings under short-term notes payable, comprised of floor plan agreements, of $15.8 million and a net decrease of long-term notes payable of $4.4 million.

Fiscal year ended June 30, 2007 compared to fiscal year ended June 30, 2006.

Net cash used in operating activities totaled $17.2 million for the fiscal year ended June 30, 2007 compared to net cash provided by operating activities of $3.6 million for the fiscal year ended June 30, 2006. The increase in net cash used in operating activities during the fiscal year ended June 30, 2007 is primarily due to the fact that the Company paid approximately $10 million for two aircraft received in fiscal year 2007, for which the shares were presold in fiscal year 2006. In addition, the Company paid approximately $3.7 million to vendors, as well as, deposits of approximately $2.9 million for letters of credit to secure fuel purchases and credit card chargeback's in fiscal year 2007.

Net cash provided by investing activities was $2.5 million for the fiscal year ended June 30, 2007 compared to $0.7 million for the fiscal year ended June 30, 2006. The cash provided by investing activities during the fiscal year ended June 30, 2007 resulted from the sale of one of the aircraft held for sale.

Net cash provided by financing activities was $25.0 million for the fiscal year ended June 30, 2007 compared to net cash used of $4.2 million for the fiscal year ended June 30, 2006. During the fiscal year ended June 30, 2007, Avantair received an increase of $43.3 million in proceeds from the issuance of stock, an increase of $11.3 million in borrowings under long-term notes payable, an increase of $7.6 million in proceeds from borrowings under the line of credit, an increase in principal payments made on long-term notes payable of $13.0 million and an increase in the principal payments made on the line of credit of $22.8 million.

Financing Arrangements

Avantair's financing commitments as of June 30, 2008, are described below:

- Wells Fargo Equipment Finance, Inc.: In February 2005, the Company entered into financing arrangements for the purchase of three aircraft under various notes payable with Wells Fargo Equipment Finance, Inc. In January 2008, the Company sold one of these aircraft and repaid the outstanding balance on the related note payable. The notes outstanding at June 30, 2008 in the amount of $3,486,167 are payable in monthly installments ranging from $10,644 to $38,480 with interest ranging from 5.96% to 6.12% per annum, through 2012.

- Jet Support Services, Inc.: On April 24, 2006, Avantair financed an aircraft maintenance program contract with Jet Support Services, Inc. ("JSSI") in the amount of $3.4 million. The promissory note provided for seven monthly installments of $145,867 and 53 monthly installments of $45,867, respectively including interest at 7% per year. On April 15, 2008, the balance of this note was rolled into a new payment arrangement with JSSI in the amount of a $5.6 million promissory note. The note matures on April 1, 2011 and bears interest at the rate of 10% per annum, with 35 monthly payments of principal and interest in an amount of $185,127 beginning on June 2, 2008. The note covers the balance of the aforementioned $3.4 million promissory note as well as other costs and fees to be paid by the Company under service agreements with JSSI.

- CNM, Inc.: In August 2007, the Company and CNM, Inc. ("CNM") executed a new note agreement which converted an outstanding note obligation of approximately $7 million into a term loan payable monthly over three years and bearing interest at 10% per annum. CNM also assumed a promissory note due to Wells Fargo Bank for $2,900,000 which was included as part of this new note agreement.

- Midsouth Services, Inc.: On October 3, 2007, the Company entered into a floor plan agreement with Midsouth Services, Inc. ("Midsouth") which provides for up to approximately $5.1 million of financing for aircraft to be acquired from Piaggio America, Inc. extended on a month-to-month basis from April 2008 and repaid on July 2008. Effective March 3, 2008, the Company entered into a second floor plan agreement with Midsouth that provides for up to $5.3 million of financing for aircraft to be acquired from Piaggio America, Inc. for the six month period commencing with the first delivery of aircraft under the plan. Each agreement requires a $75,000 monthly facility fee with payment of any outstanding borrowings due in full prior to taking delivery of additional aircraft. Midsouth also agreed, at the option of the Company, to provide an additional loan in the amount of $5.3 million, with terms and conditions of the additional loan substantially similar to the terms of the March 2008 loan, upon expiration of the October 3, 2007 floor plan agreement. Borrowings outstanding under these arrangements at June 30, 2008 totaled approximately $10.5 million.

  Subsequently, on July 31, 2008, Avantair, Inc. (the "Company") entered into two new Floor Plan Finance Agreements (each, an "Agreement" and collectively "the Agreements"), pursuant to which MidSouth Services, Inc. (the "Lender") has agreed to extend credit to the Company in an amount not to exceed $5,345,000 under each Agreement ($10,690,000 in total for the Agreements), for an initial term of three (3) months for each Agreement. Indebtedness under the Agreements will be used by the Company to fund the purchase of new Piaggio P-180 aircraft. The Company shall have the sole option to renew the Agreements for three (3) consecutive additional one (1) month terms at the expiration of the initial term. The effective dates of the two Agreements are July 31, 2008, and August 1, 2008, respectively. The Company has agreed to pay to the Lender a monthly fee of $75,000 under each Agreement.

  In connection with the entry into the Agreements, on July 31, 2008, the Company terminated the prior Floor Plan Finance Agreements dated March 3, 2008 and October 3, 2007 between the Company and the Lender.

- Century Bank, F.S.B.: The Company entered into a Promissory Note ("Note") with Century Bank, F.S.B. ("Lender"), effective May 29, 2008, pursuant to which Lender agreed to provide financing to the company in the amount of $5,200,000 to be used towards the purchase of a new Piaggio P-180 aircraft. The Company was to pay the following fees for the Note: (1) $37,500 on the effective date of the Note and (2) $75,000 on the 30th day of the each month thereafter until repayment in full of the principal amount of the Note ("Term"). The Principal amount of the Note was to be paid in full within 120 days from the Effective Date of the Note. The Company was to make partial payments to Lender in $325,000 increments upon the closing of each fractional interest and Lender shall provide partial lien releases as to the respective fractional interests sold. Additionally, the Company was to pay a fee of $52,000 at the time of repayment in full of the principal amount of the Note, constituting a fee a 1% of the principal amount. If repayment was made in full within 90 days after the effective date of this Note, the fee would be reduced to $26,000, constituting a fee of 0.5% of the principal amount.

  In July 2008, the Company repaid the full amount of the Promissory Note ("Note") with Century Bank , F.S.B. ("Lender"), which became effective on May 29, 2008.The Company paid the following fees for the Note: (1) $37,500 on the effective date of the Note and (2) $75,000 on the 30 th day of the each month thereafter until repayment in full of the principal amount of the Note ("Term"). Additionally, the Company was to also pay a fee of $52,000,at the time of repayment in full of the principal amount of the Note, constituting a fee of 1 % of the principal amount. However, as the Company repaid the note in full in July 2008 (within 90 days after the effective date of the note), the fee was reduced to 0.5% of the principal amount or $26,000.

- Midsouth Services, Inc.: On October 10, 2007, the Company entered into a five year lease agreement for one Piaggio Avanti P-180 aircraft. The aircraft will be used as a core aircraft and not fractionalized. The obligation is accounted for as a capital lease with lease payments of $89,000 per month. Upon expiration of the term, the Company will be required to purchase the aircraft from the lessor for $2.3 million.

- Wachovia Bank: On October 31, 2007, the Company entered into a financing arrangement for the purchase of one used Piaggio Avanti P-180 aircraft at a total purchase price of approximately $4.5 million (inclusive of the value of a charter card of 100 hours). Financing was obtained from a lending institution through a note payable of $3.9 million. This debt will be repaid monthly over 7 years at an interest rate of the LIBOR rate plus 4.0%.

For additional information regarding these financing arrangements, see Notes 7 and 10 to the Company's consolidated financial statements.

The following table represents long-term debt obligations, contractual obligations and aircraft purchase commitments, each as of June 30, 2008:

Obligations as of June 30, 2008 (In U.S. currency) (1)	Long-Term Debt Obligations	Operating Leases(2)	Aircraft Purchase Commitments(3)
2009	$ 6,648,093	$ 3,216,974	$ 39,509,385
2010	7,210,997	3,245,430	50,670,495
2011	3,536,173	3,240,259	50,670,495
2012	7,826,962	2,508,376	50,670,495
2013	4,538,018	2,419,858	53,167,995
After 2013	744,172	20,445,019	104,202,435
Total minimum payment	$ 30,504,415	$ 35,075,916	$ 348,891,300
Less Obligation Prepayment as of June 30, 2008	—	—	8,000,000
	$ 30,504,415	$ 35,075,916	$ 340,891,300

(1) Amounts shown in table are not necessarily representative of, and may vary substantially from, amounts that will actually be paid in future years as Avantair may incur additional or different obligations subsequent to June 30, 2008.

(2) Includes hangar, office and auto leases.

(3) Includes purchase commitments for 60 Piaggio aircraft

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Quantitative and Qualitative Disclosures about Market Risk

Avantair is exposed to various market risks, including changes in interest rates. Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest rates and foreign currency exchange rates. Avantair does not enter into derivatives or other financial instruments for trading or speculative purposes. Avantair has also not entered into financial instruments to manage and reduce the impact of changes in interest rates and foreign currency exchange rates, although Avantair may enter into such transactions in the future.

Interest Rate Risk

Avantair is subject to market risk from exposure to changes in interest rates associated with its debt facility with Wells Fargo Bank and its debt facility with Wachovia Bank. The current liability, pursuant to which Avantair is obligated to pay Wells Fargo Bank, has an interest rate that is 1.0% above prime. The current liability, pursuant to which Avantair is obligated to pay Wachovia Bank, has an interest rate that is equal to the LIBOR rate plus 4.0%. At June 30, 2008, the liabilities of Avantair with exposure to interest rate risk were approximately $3.5 million.

June 30, 2008

Expected Maturity Date

	2009	2010	2011	2012	2013	Thereafter	Total
Liabilities							
Long term debt:							
Fixed Rate	$ 6,088,090	$ 6,652,868	$ 2,978,045	$ 7,268,833	$ 3,979,889	-	$ 26,967,725
Average interest rate	8.4%	8.4%	8.4%	8.4%	8.4%	8.4%	
Variable Rate	$ 560,004	$ 558,129	$ 558,129	$ 558,129	$ 558,129	$ 744,172	$ 3,536,690
Averate interest rate	7.3%	7.3%	7.3%	7.3%	7.3%	7.3%	

Off-Balance Sheet Arrangements

Avantair has no off-balance sheet obligations nor guarantees and has not historically used special purpose entities for any transactions.

Item 8. Financial Statements and Supplementary Data

The financial statements and supplementary data required by this item are included in this Annual Report on Form 10-K beginning on page F-1.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A(T). Controls and Procedures

Management has made its evaluation of our disclosure controls and procedures as of June 30, 2008. Avantair is aware of the existence of a material weakness in the design and operation of Avantair's internal controls over financial reporting that could adversely affect its ability to record, process, and report financial information consistent with the assertions of management in the financial statements and concludes that the internal controls are ineffective as of June 30, 2008. A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness evaluation first began with the independent audit of the fiscal years ended June 30, 2004, 2005, 2006 and 2007. The auditors' letter on material weakness states the following:

- Avantair's accounting files for fiscal 2004 were incomplete, which required significant modifications of accounting data for that period.
- Costs of fractional shares and revenue on certain contracts during the years ended June 30, 2006, 2005 and 2004 were not recognized properly due to errors made on the electronic worksheets for reporting this information.
- There was an insufficient number of accounting staff with the appropriate level of knowledge, which contributed to errors and deficiencies in financial reporting and disclosures.

Avantair is addressing the concerns stated in the auditor's letter on internal controls and making appropriate changes in an attempt to remedy concerns over internal controls and reduce the possibility of a misstatement of Avantair's financial statements. The actions taken to date include the hiring of a Chief Financial Officer, Assistant Controller, Senior Accountant and a Director of Financial Reporting and Sarbanes Oxley Compliance. In addition, Avantair has modified its business processes to include enhanced controls over its core processes, the more significant of which are described below. Avantair continues to educate the senior accounting staff on the requirements of Section 404 of the Sarbanes-Oxley Act.

During fiscal 2008, Avantair:

- hired additional accounting personnel with the appropriate level of knowledge to properly record transactions in the general ledger and prepare financial statements in accordance with accounting principles generally accepted in the United States of America.
- and has engaged consultants who are assisting the Company in implementation of a new back-office accounting software package which will further improve the accounting process and related internal controls.

In fiscal 2009, Avantair intends to achieve sustainable compliance by building an efficient infrastructure that enables repeatable and reliable actions. The compliance infrastructure will entail a control framework which:

- will ensure that relevant information is identified and communicated in a timely manner.
- will develop policies and procedures that help ensure that actions identified to manage risk are executed and timely.
- will determine whether internal controls are adequately designed, executed, effective and adaptive.
- will perform evaluations of internal and external factors that impact the organization's performance.

The control conscience of the Company is a priority, and management intends to increase due diligence in all areas. This due diligence will include a review of internal controls, conduct a formal cultural and environmental assessment of the company, and provide training regarding the COSO framework and the internal control requirements in Sarbanes-Oxley. The Company has taken steps beginning in fiscal year 2009 by hiring a Director of Financial Reporting and Sarbanes Oxley Compliance. The initial roles and responsibilities of the position include:

- assisting department management in understanding and documenting its existing business processes, risks and controls.
- assisting management with the development and documentation of its control objectives and related control activities.
- assisting management in assessing the effectiveness of its controls and provide recommendation for improvement.
- assisting management in deploying an internal control self-assessment process.
- assisting management with the adoption of technologies to support its documentation, evaluation and monitoring of controls.

Because Avantair has not completed its remediation plan, management has concluded that a material weakness in the operation of our disclosure controls and procedures exists and that controls are ineffective at June 30, 2008. Any failure to effectively address a material weakness or other control deficiency of Avantair or implement required new or improved controls, or difficulties encountered in their implementation, could disrupt Avantair's ability to process key components of its results of operations and financial condition timely and accurately and cause Avantair to fail to meet its reporting obligations under rules of the Securities and Exchange Commission.

There has been no change in the our internal control over financial reporting during the fourth quarter of the fiscal year ended June 30, 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Further, this annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report.

Item 9B. Other Information

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Executive Officers and Directors

Our current directors and executive officers are as follows:

Name	Age	Position
Barry J. Gordon	63	Chairman of the Board
Arthur H. Goldberg	66	Director
Steven Santo	41	Chief Executive Officer and Director
Richard A. Pytak Jr.	46	Chief Financial Officer
Kevin L. Beitzel	39	Chief Operating Officer
Stephanie A. Cuskley	48	Director
A. Clinton Allen	64	Director
Robert J. Lepofsky	63	Director

Barry J. Gordon has been Avantair's (formerly known as Ardent Acquisition Corporation) Chairman of the Board and Chief Executive Officer since its inception. Mr. Gordon has nearly 40 years of experience in evaluating aviation industry securities, including membership for 25 years in the Society of Airline Analysts (with 5 years as its president), and over 30 years experience in the senior management of a mutual fund specializing in the airline, aerospace and technology industries. Mr. Gordon served as executive vice president of American Fund Advisors, Inc. from September 1978 until December 1980, as its president from December 1980 until May 1987 and has been its chairman of the board since May 1987. American Fund Advisors is a private money management firm that manages money for high net worth individuals, pension and profit sharing plans. Mr. Gordon has been a director of American Fund Advisors since December 1980. From December 1991 to March 2005, he was president, and from December 1991 to December 1993, he was director, of the John Hancock Technology Series, Inc., an investment company. Since September 1999, Mr. Gordon has been President, Chief Executive Officer and a director of BlueStone AFA Management, LLC, the general partner of the AFA Private Equity Fund I (formerly BlueStone AFA Fund), a venture capital fund providing equity capital for public and private companies primarily in the technology sector, and since January 2000, he has been a director of the AFA Private Equity Fund. Mr. Gordon has been Chairman of the Board and Chief Executive Officer of North Shore Acquisition Corp., a blank check company formed in June 2007 for the purpose of effecting a business combination with an operating business, since its inception in June 2007. Mr. Gordon has also been chairman of the board and Chief Executive Officer of the New Jersey Cardinals, a Class A affiliate of the St. Louis Cardinals, from February 1990 until April 2006 and the Norwich Navigators, a Class AA affiliate of the San Francisco Giants, from March 1991 until April 2005. He also served as a director of Winfield Capital Corp., an Over The Counter Bulletin Board listed small business investment company, from October 1995 to October 2005. In 1992, Mr. Gordon was awarded Entrepreneur of the Year for Long Island in financial services. Mr. Gordon received a B.B.A. from the University of Miami and an M.B.A. from Hofstra University.

Arthur H. Goldberg has been a member of Avantair's (formerly known as Ardent Acquisition Corporation) Board of Directors since inception. Mr. Goldberg has served as a member of Corporate Solutions Group since January 2000. From February 1994 to December 1999, Mr. Goldberg served president of Manhattan Associates, an investment and merchant banking firm. Mr. Goldberg has been a trustee of Ramco-Gershenson Properties Trust (formerly named RPS Realty Trust), a New York Stock Exchange listed real estate investment trust, since 1998. Mr. Goldberg has been a director of North Shore Acquisition Corp., a blank check company formed in June 2007 for the purpose of effecting a business combination with an operating business, since its inception in June 2007. Mr. Goldberg received a B.S. (cum laude) from New York University Stern School and a J.D. from the New York University School of Law.

Steven Santo has served as Chief Executive Officer, President and a Director of Avantair since its inception in June 2003 and Skyline Aviation Services, Inc. since June 2002. Mr. Santo is a licensed, commercially-rated pilot who has been flying for approximately 15 years. From 1995 through 2001, Mr. Santo practiced law as an attorney in private practice, concluding his law practice in 2001 as a name partner at the firm of Fields, Silver & Santo. From 1992 to 1995, Mr. Santo served as an Assistant District Attorney in New York working in the office's major crimes unit. Mr. Santo received a J.D. from St. Johns University School of Law and a bachelor's degree from Villanova University.

Richard Pytak has been the Chief Financial Officer since April 14, 2008. Mr. Pytak has been serving as the Company's Vice President of Finance since February 2008. Prior to joining Avantair, Mr. Pytak served as Group Controller of Gibraltar Industries, Inc., from August 2003 to January 2008 and as Treasurer from July 1998 to July 2003. Gibraltar Industries, Inc. is a leading manufacturer, processor, and distributor of products for the building, industrial, and vehicular markets, with annual sales of over $1 billion dollars in 2007.

Kevin Beitzel has been the Chief Operating Officer since February 8, 2008. Mr. Beitzel served as the Company's Executive Vice President of Maintenance and Operations from September 2007 to February 8, 2008. From December 2005 through August 2007, Mr. Beitzel served as the Company's Vice President of Maintenance. Prior to joining Avantair, Mr. Beitzel served as Director of Vendor Maintenance at US Airways from February 2005 to December 2005. From July 1999 to February 2005 Mr. Beitzel served as Maintenance Operations Manager at US Airways.

Stephanie A. Cuskley has been on the Board of Directors of Insituform Technologies Inc. (NASDAQ:INSU) since 2005 and is chair of its audit committee. Until her retirement in May 2005, Ms. Cuskley was a managing director with JPMorgan Chase where she most recently (2003-2005) headed Investment Banking Coverage for the firm's mid-cap clients located in the eastern US. Ms. Cuskley joined JPMorgan Chase in 1994 and spent 7 years in high yield origination. Subsequently, from 2001 to 2003, she led a global culture and leadership development initiative (LeadershipMorganChase) sponsored by the firm's CEO and Executive Committee. Prior to joining JPMorgan Chase, Ms. Cuskley was an Executive VP with Integrated Resources, a large NY-based financial services company, and advised on their financial restructuring. She started her investment banking career in 1985 at Drexel Burnham Lambert as a corporate finance generalist. She is also a commissioner and co-head of the Economic Development committee of the NYC Mayor's Commission on Women's Issues and a member of the Resources Development Committee for United Way of New York City. Ms. Cuskley received her MBA from Cornell and her BA from the University of Toronto.

A. Clinton Allen has been the Chairman and Chief Executive Officer of A.C. Allen & Company, a holding company and consulting firm, since 1987. In 2002, Mr. Allen became, and is currently, Non-Executive Chairman and Director of Collectors Universe, a provider of value added services to dealers and collectors. From 1989 to 2002, Mr. Allen served as Vice Chairman of the Board of Psychemedics Corporation, Inc., a biotechnology company with a proprietary drug testing product, and as Chairman of the Board of Psychemedics from 2002 to 2003. Mr. Allen was Vice Chairman and a director of the DeWolfe Companies, a real estate firm, from 1991 until it was acquired by Cendant Corporation in 2002. Additionally, he was a director and member of the executive committee of Swiss Army Brands, world's leading distributor of Swiss Army products from 1994 until it was acquired by Victorinox Corporation in 2002. Mr. Allen also provided the original financing for Blockbuster Entertainment, was their founding director, and served on the Board until Blockbuster was acquired by Viacom/Paramount in 1994. Mr. Allen also served as a director of Steinway Musical Instruments Company, a manufacturer of musical instruments, since 1999 and, since 2003, as its lead director; since 2003, as a director and member of the executive committee of LKQ Corporation, a supplier of recycled OEM automotive parts; and since 2003, as a director of Brooks Automation, a provider of integrated tool and factory automation solutions for the global semiconductor and related industries. Mr. Allen received his undergraduate degree from Harvard University.

Robert J. Lepofsky has been the President, Chief Executive Officer and Director of Brooks Automation, Inc., a publicly held producer of factory automation solutions for the global semiconductor and related industries, since October 2007. Mr. Lepofsky has been Chairman of Westcliff Capital Group, a private holding company since November 2006. After serving for ten years on the Board of Directors of Ensign-Bickford Industries, Inc., a broadly diversified, privately-held corporation with business interests ranging from food flavorings, industrial manufacturing, aerospace defense products and real estate development, Mr. Lepofsky became President and Chief Executive Officer of Ensign-Bickford in January 2005, a position he held until his retirement in November, 2006. From January 1989 to December 2004, Mr. Lepofsky was President and Chief Executive Officer of Helix Technology Corporation, a publicly-held producer of innovative vacuum systems for the semiconductor industry and Mr. Lepofsky previously served as its Senior Vice President and Chief Operating Officer from 1979 through 1988. In January 2005 Mr. Lepofsky was named non-executive Chairman of the Board of Helix, a position he held until October 2005 when Helix merged with Brooks Automation, Inc. Mr. Lepofsky is a director of Moldflow Corporation, a publicly-held provider of software products and services for the plastics industry and chair of its Corporate Governance and Nominating committee. In the not-for-profit sector Mr. Lepofsky is Vice-Chairman of the CareGroup Health System, a major Harvard-affiliated healthcare system in Boston and a member of the Board of Overseers of the Boston Symphony Orchestra. Mr. Lepofsky received his B.S. degree from Drexel Institute of Technology.

Compliance With Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires our directors, executive officers and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of the common stock and other equity securities of our Company. Officers, directors, and greater than ten percent beneficial owners are required by SEC regulation to furnish us with copies of all Section 16(a) reports they file.

Based solely upon information furnished to us and contained in reports filed with the SEC, as well as any written representations that no other reports were required, we believe that all SEC filings of our directors, executive officers and beneficial owners of greater than ten percent complied with Section 16 of the Exchange Act.

Corporate Governance and Board Composition

Our board of directors is comprised of at least a majority of independent directors.

Independent Directors

Each of our directors other than Messrs. Gordon and Santo qualifies as an independent director in accordance with the published listing requirements of the Nasdaq Global Market and the other national securities exchanges. In addition, our board of directors has made a subjective determination as to each independent director that no relationships exist which, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our directors reviewed and discussed information provided by the directors and us with regard to each director's business and personal activities as they may relate to us and our management.

Board Structure and Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and governance committee. The charter for each of these committees is available on our website, www.avantair.com . Our board of directors and its committees set schedules to meet throughout the year and also can hold special meetings and act by written consent from time to time as appropriate. The independent directors on our board of directors also hold separate regularly scheduled executive session meetings at which only independent directors are present. Our board of directors has delegated various responsibilities and authority to its committees as generally described below. The committees regularly report on their activities and actions to the full board of directors. Each member of each committee of our board of directors qualifies as an independent director. Each committee of our board of directors has a written charter approved by our board of directors. Copies of each charter are posted on our web site at www.avantair.com under the Corporate Governance section. The inclusion of our web site address in this Annual Report on Form 10-K does not include or incorporate by reference the information on our web site into this Annual Report on Form 10-K.

Audit Committee

The functions of the audit committee and its activities during fiscal 2008 are described in the "Charter of the Audit Committee." From July 1, 2007 through June 30, 2008, the audit committee consisted of three independent directors, Ms. Cuskley and Messrs. Goldberg and Lepofsky. During such period, the audit committee held four meetings. Ms. Cuskley serves as chairperson of the audit committee.

Compensation Committee

The compensation committee of our board of directors reviews, makes recommendations to the board and approves our compensation policies and all forms of compensation to be provided to our executive officers and directors, including, among other things, annual salaries, bonuses, stock options and other incentive compensation arrangements. In addition, our compensation committee administers our stock option plans, including reviewing and granting stock options, with respect to our executive officers and directors, and may from time to time assist our board of directors in administering our stock option plans with respect to all of our other employees. Our compensation committee also reviews and approves other aspects of our compensation policies and matters. The current members of our compensation committee are Messrs. Allen, Goldberg and Lepofsky. Mr. Allen serves as chairman of the compensation committee. From July 1, 2007 through June 30, 2008 the compensation committee held one formal meeting and also met informally periodically over the course of the year.

Nominating and Governance Committee

The nominating and governance committee of our board of directors' reviews and reports to our board of directors on a periodic basis with regard to matters of corporate governance, and reviews, assesses and makes recommendations on the effectiveness of our corporate governance policies. In addition, our nominating and governance committee reviews and makes recommendations to our board of directors regarding the size and composition of our board of directors and the appropriate qualities and skills required of our directors in the context of the then current make-up of our board of directors. This includes an assessment of each candidate's independence, personal and professional integrity, financial literacy or other professional or business experience relevant to an understanding of our business, ability to think and act independently and with sound judgment and ability to serve our stockholders' long-term interests. These factors, and others as considered useful by our nominating and governance committee, are reviewed in the context of an assessment of the perceived needs of our board of directors at a particular point in time. As a result, the priorities and emphasis of our nominating and governance committee and of our board of directors may change from time to time to take into account changes in business and other trends, and the portfolio of skills and experience of current and prospective directors.

Our nominating and governance committee establishes procedures for the nomination process and leads the search for, select and recommend candidates for election to our board of directors, subject to legal rights, if any, of third parties to nominate or appoint directors. Consideration of new director candidates typically will involve a series of committee discussions, review of information concerning candidates and interviews with selected candidates. Candidates for nomination to our board of directors typically have been suggested by other members of our board of directors or by our executive officers. From time to time, our nominating and governance committee may engage the services of a third-party search firm to identify director candidates. Our nominating and governance committee selects the candidates for election to our board of directors. Candidates proposed by stockholders will be evaluated by our nominating and governance committee using the same criteria as for all other candidates. The members of our nominating and governance committee are Ms. Cuskley and Messrs. Goldberg and Lepofsky. Mr. Lepofsky serves as chairman of the nominating and governance committee. From July 1, 2007 through June 30, 2008 the nominating and governance committee held two meetings.

Policy Regarding Director Attendance

The Company encourages members of its board of directors to attend annual stockholders meetings.

Stockholder Communications with the Board of Directors

The board of directors will give appropriate attention to written communications on issues that are submitted by stockholders and other interested parties, and will respond if and as appropriate. The chairman of the nominating and governance committee will be primarily responsible for monitoring communications from stockholders and other interested parties and will provide copies or summaries of such communications to the other directors as he considers appropriate.

Communications will be forwarded to all directors if they relate to substantive matters and include suggestions or comments that the chairman of the nominating and governance committee considers to be important for the directors to know.

Stockholders and other interested parties who wish to send communications on any topic to the board of directors should address such communications to chairman of the nominating and governance committee at the address provided on the first page of this Annual Report on Form 10K.

Code of Conduct and Professional Ethics

Our board of directors has adopted a code of conduct and professional ethics that applies to all of our directors, employees and officers, including our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. The full text of our code of conduct and professional ethics is posted on our Web site at www.avantair.com under the Corporate Governance section. We intend to disclose future amendments, if any, to certain provisions of our code of conduct and professional ethics, or waivers of such provisions, applicable to our directors and executive officers, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, at the same location on our Web site identified above and also in a Current Report on Form 8-K within four business days following the date of such amendment or waiver. The inclusion of our Web site address in this Annual Report on Form 10K does not include or incorporate by reference the information on our Web site into this Annual Report on Form 10K.

Audit Committee Financial Expert

Our audit committee includes at least one member who has been determined by our board of directors to meet the qualifications of an "audit committee financial expert" (as that term is defined in the rules promulgated by the SEC pursuant to the Sarbanes-Oxley Act of 2002). Ms. Cuskley is the independent director who has been determined to be an audit committee financial expert.

Compensation Committee Interlocks and Insider Participation

No member of the compensation committee of the board of directors was an officer or employee of us during fiscal year 2008 or was formerly our officer or employee. In addition, none of our executive officers served as a member of another entity's board of directors or as a member of the compensation committee of another entity (or other board committee performing equivalent functions) during fiscal year 2008, which entity had an executive officer serving on the board of directors.

Item 11. Executive Compensation

COMPENSATION DISCUSSION AND ANALYSIS

The primary goals of the compensation committee of our board of directors with respect to executive compensation are to attract and retain the most talented and dedicated executives possible, to tie annual and long-term cash and stock incentives to achievement of specified performance objectives, and to align executives' incentives with stockholder value creation.

To achieve these goals, our compensation committee recommends executive compensation packages to our board of directors that are generally based on a mix of salary, discretionary bonus and equity awards. Although our compensation committee has not adopted any formal guidelines for allocating total compensation between equity compensation and cash compensation, we intend to implement and maintain compensation plans that tie a substantial portion of our executives' overall compensation to achievement of corporate goals and value-creating milestones such as the development of our products, the establishment and maintenance of key strategic relationships, reaching sales and marketing targets and the growth of our customer base as well as our financial and operational performance, as measured by metrics such as revenues and profitability.

We have recently retained compensation consultants to review our policies and procedures with respect to executive compensation. They intend to conduct an annual benchmark review of the aggregate level of our executive compensation, as well as the mix of elements used to compensate our executive officers.

Our compensation committee intends to perform a review based on a survey of executive compensation paid by peer companies in the fractional aircraft industry as well as review other industries of similar age and size, as it sees fit, in connection with the establishment of cash and equity compensation and related policies.

Elements of Compensation

Our compensation committee evaluates individual executive performance with a goal of setting compensation at levels the committee believes are comparable with executives in other companies of similar size and stage of development operating in our industry while taking into account our relative performance and our own strategic goals. The compensation received by our executive officers consists of the following elements:

Base Salary. Base salaries for our executives are established based on the scope of their responsibilities and individual experience, taking into account competitive market compensation paid by other companies for similar positions within the fractional aircraft industry. Base salaries are reviewed annually, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience. Since February 2007, the base salary of our Chief Executive Officer has been $400,000. The annual base salary for our other executive officers range from $150,000 to $250,000.

Our compensation committee believes that these base salary levels are commensurate with the general salary levels for similar positions in companies in a similar stage of development in our industry.

Discretionary Annual Bonus. In addition to base salaries, our compensation committee has the authority to award discretionary annual bonuses to our executive officers. The annual incentive bonuses are intended to compensate officers for achieving corporate goals and for achieving what the committee believes to be value-creating milestones.

2006 Long-Term Incentive Plan

In February 2007, Avantair's Board of Directors and stockholders approved Avantair's 2006 Long Term Incentive Plan (which we sometimes refer to as the Plan).

Purpose

The purpose of the Plan is to further and promote the interests of Avantair, its subsidiaries and its stockholders by enabling Avantair and its subsidiaries to attract, retain and motivate employees, non-employee directors and consultants or those who will become employees, non-employee directors or consultants, and to align the interests of those individuals and Avantair's stockholders.

Number of Shares

The maximum number of shares of Avantair common stock as to which awards may be granted under the Plan may not exceed 1,500,000 shares. Shares of Avantair common stock subject to issuance upon exercise or settlement of awards with respect to stock options, stock appreciation rights, restricted stock and restricted stock units shall count against this limit. Awards of performance units which are paid in cash, are not subject to this limit and will not count against the number of shares of Avantair common stock available under the Plan. With respect to awards intending to be "qualified performance-based compensation" under Section 162(m) of the Internal Revenue Code (which is referred to as the Code) the maximum amount that can be awarded in any calendar year to any participant is (i) in respect of performance units, performance-based restricted shares and restricted stock units and other awards (other than options and stock appreciation rights), 150,000 shares of Avantair common stock (or the then equivalent fair market value of such shares), and (ii) in the case of stock options and stock appreciation rights, 150,000 underlying shares of Avantair common stock. Avantair may grant awards that exceed the 150,000-share limit so long as the amount in excess of such limit is not intended to be "qualified performance-based compensation" under Code Section 162(m). The limits on the numbers of shares described in this paragraph and the number of shares subject to any award under the Plan are subject to proportional adjustment as determined by Avantair's Board to reflect certain stock changes, such as stock dividends and stock splits (see "Recapitalization Adjustments" below).

If any awards under the Plan expire or terminate unexercised, the shares of common stock allocable to the unexercised or terminated portion of such award shall return to Avantair's treasury and again be available for award under the Plan.

Administration

The administration, interpretation and operation of the Plan will be vested in the Compensation Committee of Avantair's Board of Directors. The Compensation Committee may designate persons other than members of the Compensation Committee to carry out the day-to-day administration of the Plan.

Eligibility

The Plan permits awards to employees and non-employee directors and consultants ofAvantair and its subsidiary.

No determination has been made as to future awards which may be granted under the Plan, although it is anticipated that recipients of awards will include the current executive officers of Avantair. It is not determinable what awards under the Plan would have been received by the executive officers and directors of Avantair and its subsidiaries during the fiscal year ended December 31, 2005 had the Plan then been in effect.

Awards Under the Plan

Awards under the Plan may consist of stock options, stock appreciation rights (which are sometimes referred to as SARs), restricted shares, restricted stock units or performance unit awards, each of which is described below. All awards will be evidenced by an award agreement between Avantair and the individual participant and approved by the Compensation Committee. At the discretion of the Compensation Committee, an eligible employee may receive awards from one or more of the categories described below, and more than one award may be granted to an eligible employee.

Stock Options and Stock Appreciation Rights

A stock option is an award that entitles a participant to purchase shares of Avantair common stock at a price fixed at the time the option is granted. Stock options granted under the Plan may be in the form of incentive stock options (which qualify for special tax treatment) or non-qualified stock options, and may be granted alone or in addition to other awards under the Plan.

An SAR entitles a participant to receive, upon exercise, an amount equal to the excess of:

the fair market value on the exercise date of a share of Avantair common stock, over

the fair market value of a share of Avantair common stock on the date the SAR was granted,

multiplied by the number of shares of Avantair common stock for which the SAR has been exercised.

The exercise price and other terms and conditions of stock options and the terms and conditions of SARs will be determined by the Compensation Committee at the time of grant, and in the case of stock options, the exercise price per share may not be less than 100 percent of the fair market value of a share of Avantair common stock on the date of the grant. In addition, the term of any incentive stock options granted under the Plan may not exceed ten years. An option or SAR grant under the Plan does not provide the recipient of the option any rights as a shareholder and such rights will accrue only as to shares actually purchased through the exercise of an option or the settlement of an SAR.

If stock options and SARs are granted together in tandem, the exercise of such stock option or the related SAR will result in the cancellation of the related stock option or SAR to the extent of the number of shares in respect of which such option or SAR has been exercised.

Stock options and SARs granted under the Plan shall become exercisable at such time as designated by the Compensation Committee at the time of grant.

Payment for shares issuable pursuant to the exercise of a stock option may be made either in cash, by certified check, bank draft or money order payable to the order of Avantair, or by payment through any other mechanism permitted by the Compensation Committee, including, if the Compensation Committee so determines, by delivery of shares of Avantair common stock.

In addition, the Compensation Committee, in its sole discretion, may provide in any stock option or SAR award agreement that the recipient of the stock option or SAR will be entitled to dividend equivalents with respect to such award. In such instance, in respect of any such award which is outstanding on a dividend record date for Avantair common stock, the participant would be entitled to an amount equal to the amount of cash or stock dividends that would have paid on the shares of Avantair common stock covered by such stock option or SAR award had such shares of Avantair common stock been outstanding on the dividend record date.

Restricted Share Awards and Restricted Stock Units

Restricted share awards are grants of Avantair common stock made to a participant subject to conditions established by the Compensation Committee in the relevant award agreement on the date of grant. Restricted stock units are similar to restricted shares except that no shares of common stock are actually awarded to a participant on the date of grant and the common stock underlying the award will generally be provided to the participant after the vesting conditions have been satisfied.

Restricted shares and restricted stock units will vest in accordance with the conditions and vesting schedule, if any, provided in the relevant award agreement. A participant may not sell or otherwise dispose of restricted shares or restricted stock units until the conditions imposed by the Compensation Committee with respect to such shares and/or units have been satisfied. Restricted share awards and restricted stock units under the Plan may be granted alone or in addition to any other awards under the Plan. Restricted shares which vest will be reissued as unrestricted shares of Avantair common stock.

Each participant who receives a grant of restricted shares will have the right to receive all dividends and vote or execute proxies for such shares. Any stock dividends granted with respect to such restricted shares will be treated as additional restricted shares. Participants receiving grants of restricted stock units will not be stockholders until the common stock underlying the award is provided to them and they will not enjoy the rights of stockholders (such as receiving dividends and voting or executing proxies) until that time.

Performance Units

Performance units (with each unit representing a monetary amount designated in advance by the Compensation Committee) are awards which may be granted to participants alone or in addition to any other awards granted under the Plan. Generally, participants receiving performance unit grants will only earn such units if certain performance goals are satisfied during a designated performance period. The Compensation Committee will establish such performance goals and may use measures such as level of sales, earnings per share, income before income taxes and cumulative effect of accounting changes, income before cumulative effect of accounting changes, net income, earnings before interest and taxes, return on assets, return on equity, return on capital employed, total stockholder return, market valuation, cash flow, Cash EBITDA, completion of acquisitions and/or divestitures, comparisons to peer companies, individual or aggregate participant performance or such other measure or measures of performance as the Compensation Committee determines. The participant may forfeit such units in the event the performance goals are not met. If all or a portion of a performance unit is earned, payment of the designated value thereof will be made in cash, unrestricted shares of Avantair common stock, in restricted shares or in any combination thereof, as provided in the relevant award agreement.

Performance Goals for Qualified Performance-Based Compensation

Section 162(m) of the Code limits Avantair's ability to deduct compensation paid to its senior executive officers, unless the compensation qualifies as "qualified performance-based compensation," as defined in that section and the regulations promulgated under that section. In order to qualify as "qualified performance-based compensation," the material terms of the performance goals must be disclosed to Avantair's stockholders and approved by the stockholders. Among the material terms of the performance goals are descriptions of the business criteria on which the performance goals will be based.

To the extent possible Avantair intends to have the Plan satisfy the requirements of Section 162(m) so that the Compensation Committee is able to grant awards satisfying the requirements of "qualified performance-based compensation." Consequently, Avantair must disclose the following business criteria in establishing performance goals under the plan:

- level of sales,
- earnings per share,
- income before income taxes and cumulative effect of accounting changes,
- income before cumulative effect of accounting changes,
- net income,
- earnings before interest and taxes,
- return on assets,
- return on equity,
- return on capital employed,
- total stockholder return,
- market valuation,
- cash flow,
- cash EBITDA,
- comparisons to peer companies, and
- completion of acquisitions and/or divestitures.

These performance goals will be based on any of the above business criteria, either alone or in any combination, on either a consolidated or business unit or divisional level, as the Compensation Committee may determine. Such business criteria will have any reasonable definitions that the Compensation Committee may specify, which may include or exclude any or all of the following items: extraordinary, unusual or non-recurring items; effects of accounting changes; effects of currency fluctuations; effects of financing activities (e.g., effect on earnings per share of issuing convertible debt securities); expenses for restructuring or productivity initiatives; non-operating items; acquisition expenses; and effects of divestitures. Any such performance criterion or combination of such criteria may apply to a participant's award opportunity in its entirety or to any designated portion or portions of the award opportunity, as the Compensation Committee may specify.

Recapitalization Adjustments

Awards granted under the Plan, any agreements evidencing such awards and the maximum number of shares of Avantair common stock subject to all awards, as well as the per participant per calendar year limitations described above, shall be subject to adjustment or substitution, as determined by Avantair's Board of Directors, as to the number, price or kind of a security or other consideration subject to such awards or as otherwise determined by the Board to be equitable (i) in the event of changes in the outstanding stock or in the capital structure of Avantair by reason of stock or extraordinary cash dividends, stock splits, reverse stock splits, recapitalization, reorganizations, mergers, consolidations, combinations, exchanges, or other relevant changes in capitalization occurring after the date of grant of any such award or (ii) in the event of any change in applicable laws or any change in circumstances which results in or would result in any substantial dilution or enlargement of the rights granted to, or available for, participants, or which otherwise warrants equitable adjustment because it interferes with the intended operation of the Plan. Avantair shall give each participant notice of an adjustment hereunder and, upon notice, such adjustment shall be conclusive and binding for all purposes.

Mergers and Other Similar Events

In the event of any of the following:

A. Avantair is merged into or consolidated with another corporation or entity;

B. All or substantially all of the assets of Avantair are acquired by another person; or

C. The reorganization or liquidation of Avantair

Avantair's Board of Directors may cancel any outstanding awards and cause the holders thereof to be paid, in cash, securities or other property (including any securities or other property of a successor or acquirer), or any combination thereof, the value of such awards as determined by Avantair Board of Directors, in its sole discretion (e.g., in the case of Stock Options, based upon the excess of the value of a share of Avantair common stock over the exercise price per share). Avantair's Board of Directors may provide that such cash, securities or other property is subject to vesting and/or exercisability terms similar to the award being cancelled.

Amendment, Suspension or Termination of the Plan

Unless earlier terminated by Avantair's Board of Directors, the Plan shall terminate on the date 10 years after the date the first award is granted thereunder. The Board may amend, suspend or terminate the Plan (or any portion thereof) at any time. However, no amendment shall (a) materially and adversely affect the rights of any participant under any outstanding award, without the consent of such participant (except as described below) or (b) increase the number of shares available for awards under the Plan without shareholder approval.

Section 409A of the Code provides substantial penalties to persons deferring taxable income, unless the requirements of Section 409A have been satisfied. Many awards provided under the Plan could be viewed as deferring income for participants and may, therefore, be subject to Section 409A. As of the date this report is being prepared, the Internal Revenue Service has not yet issued final regulations interpreting Section 409A, but they are expected to be issued in the near future. These final regulations, when issued, may require amendments to be made to the Plan. Consequently, the Plan explicitly provides that Avantair's Board of Directors may amend the Plan, without participant consent, in any way it deems appropriate, even if such amendment would materially and adversely affect the rights of participants to satisfy Section 409A and the regulations that will be issued thereunder.

401(k) Plan

We have a tax-qualified employee savings and retirement plan, or 401(k) plan, which generally covers our employees. The plan is intended to qualify under Sections 401(a), 401(k) and 401(m) of the Internal Revenue Code of 1986, as amended, so that contributions, and income earned thereon, are not taxable to employees until withdrawn from the plan. Under the plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit ($15,500 in calendar year 2008) and have the amount of the reduction contributed to the plan. The plan also permits, but does not require, us to make matching contributions and profit-sharing contributions to the plan on behalf of participants. In addition, eligible employees may elect to contribute an additional amount of their eligible compensation as a catch-up contribution to the 401(k) plan, provided that such employees are age 50 or older ($5,000 in calendar year 2008). To date, we have not made any discretionary or profit-sharing contributions to the 401(k) plan. As a tax-qualified plan, we can generally deduct contributions from the participants pre-tax compensation when made, and such contributions and their earnings are not taxable to participants until distributed from the plan. Pursuant to the terms of the plan, participants may direct the trustees to invest their accounts in selected investment options.

Summary Compensation Table

The following table summarizes the compensation paid to our Chief Executive Officer, Chief Financial Officer, and to our other two most highly compensated executive officers whose total annual salary and bonus exceeded $100,000, for services rendered in all capacities to us during our fiscal year 2008. We refer to these officers as our named executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	All Other Compensation ($)(2)	Total ($)
Steven Santo	2008	$ 400,000	$ 100,000	$ 94,173	$ 74,450	$ 668,623
Chief Executive Officer	2007	343,750	200,000	16,190	55,670	615,610
Richard A. Pytak Jr. (3)	2008	59,077	50,000	-	37,539	146,616
Chief Financial Officer	2007	-	-	-	-	-
(As of April 14, 2008)						
John Waters	2008	222,115	12,500	134,921	183,333	552,869
Chief Financial Officer and Director	2007	195,673	150,000	12,082	22,500	380,255
(October 1, 2006 - April 11, 2008)						
Kevin L. Beitzel	2008	179,006	50,000	14,933	6,468	250,407
Chief Operating Officer	2007	97,308	-	1,539	528	99,375
(As of February 8, 2008)						
Tracy Chaplin	2008	149,870	5,000	-	69,791	224,661
Chief Operating Officer	2007	180,709	53,651	8,216	-	242,576
(January 30, 2006 - February 7, 2008)						

(1) The amounts shown reflect the dollar amount recognized for financial statement reporting purposes, in accordance with Statement of Financial Accounting Standards No. 123(R).

(2) The following are comprised of automobile allowances to Messrs. Santo and Beitzel and Ms. Chaplin of $25,958, $6,000 and $5,600, respectively; housing allowances to Messrs. Santo and Pytak of $44,543 and $4,526, respectively; reimbursed moving expenses to Mr. Pytak of $33,013; a payment to Mr. Waters of $183,333 with respect to his separation agreement with the Company; a payment to Ms. Chaplin of $63,902 in connection with her departure from the Company; and 401K employer match contributions for Messrs. Santo and Beitzel and Ms. Chaplin of $4,038, $468 and $288, respectively.

(3) Mr. Pytak was not compensated by the Company in 2007 as his employment commenced in February 2008.

Grants of Plan - Based Awards for the Fiscal Year Ended June 30, 2008

We have granted shares of restricted stock or other plan-based awards and plan to continue to grant shares of restricted stock or other plan-based awards to executive officers, employees and other service providers. The following table provides information, as of June 30, 2008, concerning restricted stock granted to our named executive officers during the fiscal year ended June 30, 2008:

2008 Grants of Plan-Based Awards

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (#)(1)
Richard A. Pytak Jr.	6/30/2008	7,500
Kevin Beitzel	6/30/2008	15,000

(1) Awards of restricted stock granted under the 2006 Long-Term Incentive Plan. One-third of the shares granted to each executive officer vest on June 30, 2009, and one-twelfth of the shares vest every three months thereafter.

The Plan was approved on February 22, 2007. Since the approval, Avantair granted an aggregate of 22,500 and 214,000 shares of restricted stock to its executive officers and employees in fiscal years 2008 and 2007, respectively.

Outstanding Equity Awards for the Fiscal Year Ended June 30, 2008

The following table provides information concerning outstanding equity awards as of June 30, 2008, by each of our named executive officers:

Stock Awards

Name	Date Granted	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)
Steven Santo	5/18/07	44,667	218,868
John Waters	5/18/07	—(2)	—
Tracy Chaplin	5/18/07	—(3)	—
Richard A. Pytak Jr.	6/30/08	7,500	14,550
Kevin Beitzel	6/30/08	21,667(4)	61,768

(1) Awards of restricted stock granted under the 2006 Long-Term Incentive Plan. One-third of the share granted to each executive officer vested one year following the grant date, and one-twelfth of the shares vest every three months thereafter.

(2) Effective April 11, 2008, Mr. Waters employment ended and in connection therewith, Mr. Waters forfeited 16,666 of these shares.

(3) Effective February 7, 2008, Ms. Chaplin's employment ended and in connection therewith, these shares were forfeited.

(4) Mr. Kevin Beitzel was granted 10,000 shares on May 18, 2007 as well as another 15,000 shares on June 30, 2008. Each grant award contained vesting terms of one-third of the shares granted to vest one year following the grant date, and one-twelfth of the shares vest every three months thereafter. Therefore, as of June 30, 2008, approximately two-thirds of the shares granted in 2007 and all of the 2008 shares had not yet vested and are included in the calculation above.

Option Exercises and Stock Vested

No named executive officer was granted any stock options and there were no options exercised during the fiscal year ended June 30, 2008. In addition, there were 76,663 shares of restricted stock that vested and 10,668 that were exercised during the fiscal year ended June 30, 2008.

COMPENSATION OF DIRECTORS

Upon the recommendation of the compensation committee, the full board of directors approved an annual compensation arrangement for our independent directors effective February 23, 2007. Such arrangement is comprised as follows:

Annual Fee. Each director, other than those directors serving as employees, receives an annual cash retainer in the amount of $40,000, paid quarterly in arrears. Each director has the option to receive, in whole or in part, such amount in cash or hours flown in Company aircraft. The hours flown in Company aircraft will be valued at estimated fair market value. Mr. Gordon will receive an additional $35,000 in annual cash compensation for service as our non-Executive Chairman.

Audit Committee Chair. The chair of the audit committee, Ms. Cuskley, receives an additional annual cash compensation of $20,000 as our audit committee chair.

On March 5, 2008 Avantair granted 3,000 shares of restricted stock to each of Barry Gordon, Arthur Goldberg, Stephanie Cuskley, Robert Lepofsky and A. Clinton Allen. The restricted shares granted to the directors vest one third upon each of the next three (3) successive annual meetings, subject to the grantee's continued service on the Board of Directors.

The following director compensation table shows the compensation we paid in 2008 to our non-employee directors:

Director Compensation Table

Name	Fees Earned or Paid in Cash ($)(1)	Restricted Stock Awards ($)(2)	Total ($)
A. Clinton Allen	40,000	1,140	41,140
Barry Gordon	75,000	1,140	76,140
Arthur Goldberg	40,000	1,140	41,140
Robert Lepofsky	40,000	1,140	41,140
Stephanie Cuskley	60,000	1,140	61,140

(1) The fees earned by the directors may be paid, at the director's option, in cash and/or in hours flown in Company aircraft at estimated fair market value per hour. Messrs. Allen, Goldberg and Lepofsky have chosen to be paid in hours flown in company aircraft.

Mr. Gordon and Ms. Cuskley have chosen to be paid in cash.

(2) The amounts shown reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended June 30, 2008, in accordance with Statement of Financial Accounting Standards No. 123(R). The balance remaining to be recognized over the remaining vesting period of the award is $47,627.

Pension Benefits

Our named executive officers did not participate in, or otherwise receive any benefits under, any pension or retirement plan sponsored by us during the fiscal year ended June 30, 2008.

Nonqualified Deferred Compensation

Our named executive officers did not earn any nonqualified deferred compensation benefits from us during the fiscal year ended June 30, 2008.

Employment Arrangements with Named Executive Officers

Steven Santo

On September 29, 2006, we entered into an employment agreement with Mr. Santo, our Chief Executive Officer and a director. The agreement provides that Mr. Santo will receive an annual base salary of $400,000 after the closing of the sale of the company to Ardent Acquisition Corporation and will be eligible to receive an annual performance bonus, which for 2007 may be 60% of his base salary. Future annual base salary will not be less than $400,000, with increases approved by the Compensation Committee and/or the Board of Directors. Mr. Santo is entitled, among other things, to:

- participate in all benefit programs, including the registered retirement savings plan, established and made available to its employees;
- monthly living expenses in the amount of $2,800 through December 31, 2008;
- monthly automobile lease reimbursement of $1,500; and
- reimbursement for any reasonable out-of-pocket expenses incurred in the course of employment.

The term of the employment agreement is three years.

We do not have an employment agreement with the other named executive officers.

Termination Benefits

If the agreement is terminated by Mr. Santo voluntarily without good reason, Avantair shall have no further obligations following the effective date of termination other than to pay the employee for any accrued but unpaid salary and reimbursable expenses.

If the agreements are terminated by Avantair without cause or by the executive for good reason or for disability, then Mr. Santo is respectively entitled to:

- any then accrued but unpaid base salary and performance bonus as of the date of termination; and
- payment of the base salary in effect at the time of termination and continuation of health insurance for a period of 12 months.

In each agreement, "cause" means:

- employee's fraud or breach of fiduciary obligations in connection with performance of his duties with Avantair (including but not limited to any acts of embezzlement or misappropriation of funds);
- employee's indictment for a felony or plea of guilty or nolo contendere to a felony charge or any criminal act involving moral turpitude;
- employee's being under the influence of any drugs (other than prescription medicine or other medically-related drugs to the extent that they are taken in accordance with their directions) or repeatedly being under the influence of alcohol, during the performance of his duties under his employment agreement, or, while under the influence of such drugs or alcohol, engaging in grossly inappropriate conduct during the performance of his duties under his employment agreement;
- employee's refusal to substantially perform his duties under his employment agreement, except in the event that the employee becomes permanently disabled;
- employee's willful misconduct or gross negligence in connection with his employment;

- employee's material violation of any Avantair policies or procedures relating to harassment, discrimination or insider trading; or employee's material breach of any provision of his employment agreement.

In each agreement, "good reason" means:

- Avantair's willful material breach of any provision of his employment agreement;

- any material adverse change in employee's position, authority, duties or responsibilities (other than a change due to employee's permanent disability or as an accommodation under the Americans With Disabilities Act) which results in: (A) a diminution in any material respect in employee's position, authority, duties, responsibilities or compensation, which diminution continues in time over at least thirty (30) days, such that it constitutes an effective demotion; or (B) a material diversion from employee's performance of the functions of employee's position, excluding for this purpose material adverse changes made with employee's written consent or due to employee's termination for cause or termination by employee without good reason; or

- relocation of Avantair's headquarters and/or employee's regular work address to a location which requires the employee to travel more than forty (40) miles from employee's place of employment on the date of his employment agreement.

In addition, Mr. Santo's interest in any stock options or restricted stock will fully vest on the effective date of a termination without cause.

Under the employment agreement with Mr. Santo, if the employment agreement had been terminated by the Company without cause or by Mr. Santo for good reason or for disability, effective June 30, 2008 (the last business day of our fiscal year of 2008), he would have been paid a total of $497,454, including: (i) $400,000 representing his base salary then in effect, (ii) $10,800 representing the continuation of health insurance for a period of 12 months; and (iii) $86,654 representing the acceleration of the vesting of 44,667 shares of restricted stock from the 2006 Long-term Incentive Plan (based on the closing price of $1.94 per share as of June 30, 2008).

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table sets forth information regarding the beneficial ownership of our common stock as of September 18, 2008.

- each person who, to our knowledge, beneficially owns of more than 5% of our outstanding shares of common stock;
- each of our directors and names executive officers; and
- all of our executive officers and directors as a group.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common stock. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of shares beneficially owned by a person listed below and the percentage ownership of such person, shares of common stock underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of September 18, 2008 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person.

Unless otherwise indicated in the footnotes to the following table, each person named in the table has sole voting and investment power and that person's address is 4311 General Howard Drive, Clearwater, Florida 33762.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percent of Class
Jonathan Auerbach(2)	5,025,752(2)	32.9%
Steven Santo(3)	1,702,362	11.1%
Allison Roberto(4)	1,646,650	10.8%
Paul Sonkin(5)	3,247,481(6)	21.2%
Jeffrey Kirby(7)	864,900	5.7%
Paul J Solit(8)	2,282,246(8)	14.9%
Seth Klarman(9)	1,156,000	7.6%
Fred B. Barbara(10)	756,426	4.9%
Barry J. Gordon(11)	1,017,066(12)	6.7%
Richard A. Pytak Jr.	7,500(13)	*
Arthur H. Goldberg(14)	348,000(15)	2.3%
Stephanie A. Cuskley(16)	13,000(17)	*
A. Clinton Allen(18)	35,000(19)	*
Robert J. Lepofsky(20)	23,000(21)	*
Kevin Beitzel	23,842(22)	*
Gilder, Gagnon, & Howe & Co. LLC(23)	1,663,156	10.9%
All directors and executive officers as a group (8 individuals) (24)	3,170,770	20.7%

* Less than 1%

(1) Unless otherwise noted, the business address of each of the following is c/o Avantair, 4311 General Howard Drive, Clearwater FL 33762

(2) The business address of Mr. Auerbach is Hound Partners, LLC , 101 Park Avenue, 48th Floor, New York, NY 10178. The shares are held by Hound Partners, LP, and Hound Partners Offshore Fund, LP. Mr. Auerbach is the Managing Member of Hound Performance, LLC and Hound Partners, LLC, investment management firms that serve as the general partner and investment manager, respectively, to Hound Partners, LP and Hound Partners Offshore Fund, LP. Includes 2,170,138 shares of common stock issuable upon exercise of warrants and 1,941,748 shares of common stock that may be acquired upon the conversion of Series A Convertible Preferred Stock. This information is based on Form 4 filed with the SEC on August 8, 2008 and Schedule 13D filed with the SEC on November 21, 2007 by these persons.

(3) 1,641,650 of the shares are held by Camelot 27 LLC. Each of Steven Santo and Allison Roberto are members of Camelot 27 LLC. Includes 60,712 shares of restricted stock which were granted to Steven Santo individually, which one third vested on May 18, 2008 and one twelfth of the shares vest every 3 months thereafter.

(4) 1,641,650 of the shares are held by Camelot 27 LLC. Each of Steven Santo and Allison Roberto are members of Camelot 27 LLC. Includes 5,000 shares of restricted stock which was granted to Allison Roberto individually which one third vested on May 18, 2008 and one twelfth of the shares vest every 3 months thereafter.

(5) The business address of Mr. Sonkin is 460 Park Avenue, 12th Floor, New York, New York 10022. The shares are held by Hummingbird Value Fund, L.P., The Hummingbird Microcap Value Fund, L.P. and The Hummingbird Concentrated Fund, L.P. Mr. Sonkin, as managing member and control person of Hummingbird Management LLC, the investment manager of such entities, has sole voting and dispositive power over such shares.
This information is based upon Schedule 13D filed with the SEC on November 26, 2007 and Form 4 filed with the SEC on November 26, 2007 by these persons.

(6) Includes 1,173,590 shares of common stock issuable upon exercise of warrants and 233,010 shares of common stock that may be acquired upon the conversion of 12,000 shares of Series A Convertible Preferred Stock.

(7) The business address of Mr. Kirby is P.O. Box 70458, Reno, Nevada 89570. This information is based upon Schedule 13D filed with the SEC on March 5, 2007 by Mr. Kirby.

(8) The business address of Mr. Solit is Potomac Capital Management, 825 Third Avenue, 33 Floor, New York, NY 10022. The shares are held by Potomac Capital Management LLC and Potomac Capital Management Inc. Mr. Solit is the Managing Member of Potomac Capital Management LLC and the President and Sole Owner of Potomac Capital Management Inc. Includes 430,000 shares of common stock issuable upon exercise of warrants and 776,680 shares of common stock that may be acquired upon the conversion of Series A Convertible Preferred Stock. This information is based on the Schedule 13G filed with the SEC on August 28, 2008 by these persons.

(9) The business address of Mr. Klarman is The Baupost Group, LLC, 10 St. James Avenue, Suite 1700, Boston, MA 02116. The shares are held by The Baupost Group, LLC. The Baupost Group LLC is a registered investment advisor. SAK Corporation is the Manager of The Baupost Group LLC. Seth Klarman is the sole Director of SAK Corporation and a controlling person of The Baupost Group LLC. This information is based on Form 13G filed with the SEC on February 12, 2008 by these persons.

(10) The business address of Mr. Barbara is BHP Partners LLC, 2300 South Archer Avenue, Chicago, IL 60616. This information is based upon Schedule 13D filed with the SEC on March 5, 2007 by Mr. Barbara.

(11) The business address of Mr. Gordon is 7808 Talavera Place, DelRay Beach, Florida 33446.

(12) Includes 374,626 shares of common stock issuable upon exercise of warrants. Includes 10,000 shares of common stock issuable upon exercise of options which vested on February 23, 2008. Includes 3,000 shares of restricted stock which vest one-third upon each of the next 3 successive annual meetings of stockholders.

(13) Represents 7,500 shares of restricted stock granted to Mr. Pytak which vest one-third on June 30, 2009 and one-twelfth of the shares vest every 3 months thereafter.

(14) The business address of Mr. Goldberg is c/o Corporate Solutions Group, 175 Great Neck Road, Suite 408, Great Neck, NY 11021.

(15) Includes 125,000 shares of common stock issuable upon exercise of warrants. Includes 10,000 shares of common stock issuable upon exercise of options which vested on February 23, 2008. Includes 3,000 shares of restricted stock which vest one-third upon each of the next 3 successive annual meetings of stockholders.

(16) The business address of Ms. Cuskley is 180 East 79th Street, New York, NY 10021.

(17) Includes 10,000 shares of common stock issuable upon exercise of options which vested on February 23, 2008. Includes 3,000 shares of restricted stock which vest one-third upon each of the next 3 successive annual meetings of stockholders.

(18) The business address of Mr. Allen is 710 South Street, Needham, MA 02492.

(19) Includes 10,000 shares of common stock issuable upon exercise of options which vested on February 23, 2008. Includes 3,000 shares of restricted stock which vest one-third upon each of the next 3 successive annual meetings of stockholders.

(20) The business address of Mr. Lepofsky is c/o Westcliff Capital Group, PO Box 81367, Wellesley Hills, MA 02461.

(21) Includes 10,000 shares of common stock issuable upon exercise of options which vested on February 23, 2008. Includes 3,000 shares of restricted stock which vest one-third upon each of the next 3 successive annual meetings of stockholders.

(22) Represents 10,000 shares of restricted stock granted to Mr. Beitzel which one third vested on May 18, 2008 and one-twelfth of the shares vest every three months thereafter. In addition, 15,000 shares of restricted stock were granted to Mr. Beitzel on June 30, 2008 which one third vests on June 30, 2009 and one-twelfth of the shares vest every 3 months thereafter.

(23) This information is based on Schedule 13G filed with the SEC on February 6, 2008 by Walter Weadock, member of Gilder, Gagnon, Howe and Co. LLC.

(24) Includes 499,626 shares of common stock issuable upon exercise of warrants. Includes 107,054 shares of restricted stock. Includes 50,000 shares of common stock issuable upon exercise of options.

Item 13. Certain Relationships, Related Transactions and Director Independence

The following is a summary of transactions since July 1, 2007 to which we have been a party in which the amount involved exceeded $120,000 and in which any of our executive officers, directors or beneficial holders of more than 5% of our capital stock had or will have a direct or indirect material interest, other than compensation arrangements.

Effective April 11, 2008, the Company's former Chief Financial Officer, John Waters, departed the Company and resigned his position as a director of the Company. In connection with the former Chief Financial Officer's departure, on April 14, 2008, the Company entered into a separation agreement pursuant to which the former Chief Financial Officer will receive (i) a payment equal to eight months salary ($183,333), (ii) reimbursement of premium payments for COBRA benefits until the earlier of a period of eight (8) months commencing April 14, 2008 or at such time that the former Chief Financial Officer obtains employment providing health benefits and (iii) pursuant to an amendment to his previously issued restricted stock award, 33,334 shares of common stock. In addition, the former Chief Financial Officer has agreed not to transfer any shares of the Company's common stock for a period of six (6) months commencing April 14, 2008. At the end of the six (6) month period, the former Chief Financial Officer's unrestricted shares shall be freely tradable in the open market, subject to the Company's "Right of First Refusal" and in compliance with applicable securities law. In addition, the former Chief Financial Officer has agreed to cooperate fully with the Company's reasonable requests for assistance in transitioning his previous responsibilities for a period of eight (8) months commencing April 14, 2008.

On March 5, 2008, Avantair granted 3,000 shares of restricted stock to each of Barry Gordon, Arthur Goldberg, Stephanie Cuskley, Robert Lepofsky and A. Clinton Allen. Each of these individuals is a director of Avantair. The shares of restricted stock granted to the directors' vest one third upon each of the next three (3) successive annual meetings of stockholders, subject to the grantee's continued service on the Board of Directors.

Policies and Procedures for Related Party Transactions

We have adopted a Code of Conduct and Professional Ethics, applicable to our directors, officers and employees, including our Chief Executive Officer, Chief Financial Officer and all of our other executives pursuant to which all directors, officers and employees must promptly disclose to us, any material transaction or relationship that reasonably could be expected to give rise to an actual or apparent conflict of interest with Avantair, Inc. In approving or rejecting the proposed agreement, our audit committee shall consider the relevant facts and circumstances available and deemed relevant to the audit committee, including, but not limited to the risks, costs and benefits to us, the terms of the transaction, the availability of other sources for comparable services or products, and, if applicable, the impact on a director's independence. Our audit committee shall approve only those agreements that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee determines in the good faith exercise of its discretion.

Item 14. Principal Accounting Fees and Services

Principal Accountant Fees and Services

Our Audit Committee has selected J.H. Cohn LLP as the principal independent registered public accounting firm for 2008. J.H. Cohn LLP has served as our principal independent registered public accounting firm since August 1, 2006.

Fees

The following table sets forth the fees billed or to be billed for professional services rendered by J.H. Cohn LLP for audit services, audit-related services, and all other services in fiscal years 2008 and 2007, respectively.

	2008	2007
Audit Fees (1)	$ 211,000	$ 230,699
Audit-Related Fees (2)	77,500	96,000
Total Fees	$ 288,500	$ 326,699

(1) For professional services rendered in connection with the audit of our annual financial statements and the reviews of the financial statements included in each of our quarterly reports on Form 10-Q.

(2) For assurance and related services that are reasonably related to the performance of the audit or review of our financial statements in connection with regulatory filings.

Policy on Pre-Approval by Audit Committee of Services Performed by Principal Independent Registered Public Accounting Firm

The policy of the Audit Committee is to pre-approve all audit and permissible non-audit services to be performed by our principal independent registered public accounting firm.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following are filed as a part of this report.

(1) Financial Statements

Reference is made to the Index to Financial Statements on Page F-1.

(2) Financial Statement Schedules

None.

(3) Exhibits.

See Exhibit Index.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

September 24, 2008

Avantair, Inc.

By: /s/ Steven Santo

Steven Santo
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Name	Title	Date
/s/ Steven Santo Steven Santo	Chief Executive Officer and Director (Principal Executive Officer)	September 24, 2008
/s/ Richard A. Pytak Jr. Richard A. Pytak Jr.	Chief Financial Officer (Principal Financial and Accounting Officer)	September 24, 2008
/s/ Barry Gordon Barry Gordon	Chairman	September 24, 2008
/s/ A. Clinton Allen A. Clinton Allen	Director	September 24, 2008
/s/ Robert Lepofsky Robert Lepofsky	Director	September 24, 2008
/s/ Arthur H. Goldberg Arthur H. Goldberg	Director	September 24, 2008
/s/ Stephanie Cuskley Stephanie Cuskley	Director	September 24, 2008

[This page intentionally left blank.]

AVANTAIR, INC. AND SUBSIDIARIES
(Formerly Ardent Acquisition Corporation)

Index

Report of Independent Registered Public Accounting Firm

The Stockholders and Board of Directors

Avantair, Inc.

We have audited the accompanying consolidated balance sheets of Avantair, Inc. and Subsidiaries (Formerly Ardent Acquisition Corporation) as of June 30, 2008 and 2007, and the related consolidated statements of operations, changes in stockholders' deficit and cash flows for each of the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Avantair, Inc. and Subsidiaries as of June 30, 2008 and 2007, and their results of operations and cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ J.H. Cohn LLP

Jericho, New York

September 24, 2008

Avantair, Inc. and Subsidiaries
(Formerly Ardent Acquisition Corporation)
Consolidated Balance Sheets

Assets

	June 30, 2008	June 30, 2007
Current Assets		
Cash and cash equivalents	$ 19,149,777	$ 12,577,468
Accounts Receivable, net of allowance for doubtful accounts of $213,487 at June 30, 2008 and $460,377 at June 30, 2007	5,692,809	5,087,491
Inventory	252,407	579,517
Current portion of aircraft costs related to fractional sales	40,417,203	31,895,085
Current portion of notes receivable	832,107	1,015,163
Prepaid expenses and other current assets	2,173,992	378,394
Total current assets	68,518,295	51,533,118
Aircraft costs related to fractional share sales-net of current portion	92,383,071	74,870,704
Property and Equipment, at cost, net	25,663,264	15,380,698
Other assets		
Cash- restricted	2,826,290	2,942,983
Deposits on aircraft	8,679,277	9,904,054
Deferred maintenance on aircraft engines	2,228,509	2,691,539
Notes receivable-net of current portion	1,008,223	1,327,552
Goodwill	1,141,159	1,141,159
Other assets	2,029,367	698,453
Total other assets	17,912,825	18,705,740
Total assets	$ 204,477,455	$ 160,490,260

See Notes to Consolidated Financial Statements

Avantair, Inc. and Subsidiaries
(Formerly Ardent Acquisition Corporation)
Consolidated Balance Sheets

Liabilities and Stockholders' Deficit

	June 30, 2008	June 30, 2007
Current Liabilities		
Accounts payable	$ 4,718,355	$ 5,765,189
Accrued liabilities	5,528,472	3,141,061
Customer deposits	1,905,682	612,500
Short-term notes payable	15,775,260	-
Current portion of long-term notes payable	6,648,093	4,412,288
Current portion of deferred revenue related to fractional aircraft share sales	47,778,900	38,058,547
Unearned management fee and charter card revenues	16,316,044	7,950,636
Total current liabilities	98,670,806	59,940,221
Long-term notes payable, net of current portion	23,856,322	18,560,570
Deferred revenue related to fractional aircraft share sales, net of current portion	96,525,785	92,186,334
Other liabilities	2,636,730	1,762,159
Total long-term liabilities	123,018,837	112,509,063
Total liabilities	221,689,643	172,449,284
Commitments and Contingencies		
Series A convertible peferred stock, $.0001 par value, authorized 300,000 shares; 152,000 shares issued and outstanding	14,439,358	-
Stockholders' Deficit		
Perferred stock, $.0001 par value, authorized 700,000 shares; none issued	-	-
Common stock, Class A, $.0001 par value, 75,000,000 shares authorized, 15,286,792 shares issued and outstanding at June 30, 2008 and 15,220,817 shares issued and outstanding at June 30, 2007.	1,529	1,522
Additional paid-in capital	45,314,393	46,124,857
Accumulated deficit	(76,967,468)	(58,085,403)
Total stockholders' deficit	(31,651,546)	(11,959,024)
Total liabilities and stockholders' deficit	$ 204,477,455	$ 160,490,260

See Notes to Consolidated Financial Statements

Avantair, Inc. and Subsidiaries
(Formerly Ardent Acquisition Corporation)
Consolidated Statements of Operations

	Year Ended June 30, 2008	Year Ended June 30, 2007
Revenue		
Fractional aircraft shares sold	$ 43,426,696	$ 29,695,175
Maintenance and management fees	58,211,457	38,787,596
Charter card and demonstration revenue	10,233,232	6,420,336
FBO and other revenues	3,747,598	1,490,125
Total revenue	115,618,983	76,393,232
Operating expenses		
Cost of fractional aircraft shares sold	36,637,959	24,370,988
Cost of flight operations	50,058,692	35,665,057
Cost of fuel	16,489,422	10,192,406
Write-off of aircraft deposit	-	300,000
General and administrative expenses	20,703,120	18,540,610
Selling expenses	4,670,246	4,333,268
Depreciation and amortization	3,624,710	2,013,530
Total operating expenses	132,184,149	95,415,859
Loss from operations	(16,565,166)	(19,022,627)
Other income (expenses)		
Interest income	482,666	444,179
Other income	861,662	284,723
Interest expense	(3,661,227)	(3,406,181)
Total other expenses	(2,316,899)	(2,677,279)
Net Loss	(18,882,065)	(21,699,906)
Preferred stock dividend and accretion of expenses	(903,851)	-
Net loss attributable to common stockholders	$ (19,785,916)	$ (21,699,906)
Loss per common share:		
Basic and diluted	$ (1.30)	$ (2.47)
Weighted- average common shares outstanding:		
Basic and diluted	15,230,482	8,780,234

See Notes to Consolidated Financial Statements

Avantair, Inc. and Subsidiaries
(Formerly Ardent Acquisition Corporation)
Consolidated Statements of Changes in Stockholders' Deficit
Years Ended June 30, 2008 and 2007

	Class A Common Stock		Class B Common Stock		Paid-In	Due From	Accumulated	Treasury	Total Stockholders'
	Shares	Amount	Shares	Amt	Capital	Stockholder	Deficit	Stock	Deficit
Balance, June 30, 2006	3,288,590	$ 329	100	$ 1,000	$ 671	$ (533,986)	$ (34,498,621)	$ -	$ (35,030,607)
Advances to Stockholder						(118,339)			(118,339)
Reclassification of stockholder advances to treasury stock	(178,471)	(18)				652,325		(652,307)	-
Redemption of Class A common stock	(136,707)	(14)						(499,986)	(500,000)
Redemption of Class B shareholders			(100)	(1,000)				(734,583)	(735,583)
Sale of common stock at $2.78 per share, net of $450,000 of costs	3,237,410	324			8,549,676				8,550,000
Issuance of shares to members of management at fair value of $5.36 per share	474,000	47			2,542,353				2,542,400
Shares outstanding upon consummation of reverse merger	8,400,000	840			34,014,961				34,015,801
Retirement of treasury stock upon consummation of reverse merger							(1,886,876)	1,886,876	-
Stock redemption in connection with reverse merger	(64,550)	(6)			(362,126)				(362,132)
Issuance of shares to financial advisor in connection with reverse merger	200,545	20			1,070,890				1,070,910
Issuance of warrants to financial advisor in connection with reverse merger					64,240				64,240
Issuance of warrants at fair value of $0.77					156,000				156,000
Issuance of 150,000 stock options to non-employee directors					44,946				44,946
Issuance of restricted stock grants to employee executives and managers					43,246				43,246
Net Loss							(21,699,906)		(21,699,906)
Balance, June 30, 2007	15,220,817	$ 1,522	-	$ -	$ 46,124,857	$ -	$ (58,085,403)	$ -	$ (11,959,024)

See Notes to Consolidated Financial Statements

Avantair, Inc. and Subsidiaries
(Formerly Ardent Acquisition Corporation)
Consolidated Statements of Changes in Stockholders' Deficit
Years Ended June 30, 2008 and 2007

	Class A Common Stock		Class B Common Stock						Total
	Shares	Amount	Shares	Amount	Paid-In Capital	Due From Stockholder	Accumulated Deficit	Treasury Stock	Stockholders' Deficit
Expenses associated with issuance of preferred stock					$ (391,423)				$ (391,423)
Expenses associated with registration of shares									
Stock based compensation					484,817				484,817
Dividend on Series A convertible preferred stock and accretion of issuance costs					(903,851)				(903,851)
Issuance of shares with vested restricted stock	65,975	7			(7)				
Net Loss							(18,882,065)		(18,882,065)
Balance at June 30, 2008	15,286,792	$ 1,529	-	$ -	$ 45,314,393	$ -	$ (76,967,468)	$ -	$ (31,651,546)

See Notes to Consolidated Financial Statements

Avantair, Inc. and Subsidiaries
(Formerly Ardent Acquisition Corporation)
Consolidated Statements of Cash Flows

	Year Ended June 30, 2008	Year Ended June 30, 2007
OPERATING ACTIVITIES:		
Net loss	$ (18,882,065)	$ (21,699,906)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	3,624,710	2,013,530
Gain on sale of assets	(861,410)	-
Provision for bad debts	21,109	-
Stock-based compensation	484,817	2,784,592
Changes in operating assets and liabilities:		
Accounts receivable	(626,427)	(2,518,189)
Accounts receivable from vendor	-	222,974
Inventory	327,110	(325,984)
Deposits and other assets	(1,475,223)	2,919,969
Deferred maintenance agreement on aircraft engines	463,030	637,961
Prepaid expenses and other current assets	(1,795,598)	(297,975)
Notes receivable	1,252,385	2,250,929
Aircraft costs related to fractional shares	(26,034,485)	(42,310,593)
Other assets	(334,726)	(502,957)
Accounts payable	1,642,167	(3,687,102)
Accrued liabilities	2,042,629	1,193,723
Unearned management fees and charter card revenues	8,269,808	4,513,021
Cash- restricted	116,693	(2,942,983)
Customer deposits	1,293,182	31,511
Other liabilities	874,571	460,656
Deferred revenue related to fractional aircraft share sales	14,059,804	40,046,766
Net cash used in operating activities	(15,537,919)	(17,210,057)
INVESTING ACTIVITIES:		
Proceeds from sale of deposits	2,470,000	-
Proceeds from sale of aircraft	-	4,200,000
Capital expenditures	(5,195,325)	(1,654,951)
Net cash provided by (used in) investing activities	(2,725,325)	2,545,049

Avantair, Inc. and Subsidiaries
(Formerly Ardent Acquisition Corporation)
Consolidated Statements of Cash Flows

	Year Ended June 30, 2008	Year Ended June 30, 2007
FINANCING ACTIVITIES:		
Borrowings under long-term notes payable	$ 2,200,000	$ 11,312,277
Borrowings under line of credit	-	7,581,365
Borrowings under short- term notes payable	25,910,842	-
Principal payments on long-term notes payable	(6,630,674)	(12,965,653)
Principal payments on short-term notes payable	(10,135,582)	-
Principal payments on line of credit	-	(22,848,144)
Preferred stock dividends paid	(502,504)	-
Proceeds from issuance of stock	-	8,550,000
Proceeds from the sale of preferred stock-net	14,384,894	-
Cost of stock redemption/registration	(391,423)	(362,132)
Proceeds from consummation of reverse merger	-	35,150,951
Proceeds from issuance of warrants to officer	-	2,000
Advances to stockholder	-	(118,339)
Cost of treasury shares	-	(1,235,583)
Net cash provided by financing activities	24,835,553	25,066,742
Net increase in cash and cash equivalents	6,572,309	10,401,734
Cash and cash equivalents, beginning of the year	12,577,468	2,175,734
Cash and cash equivalents, end of the year	$ 19,149,777	$ 12,577,468
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Interest paid (net of amounts capitalized)	$ 3,661,227	$ 3,610,172

Avantair, Inc. and Subsidiaries
(Formerly Ardent Acquisition Corporation)
Consolidated Statements of Cash Flows

	Year Ended June 30, 2008	Year Ended June 30, 2007
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES		
Accretion of Series A convertible preferred stock	$ 54,464	$ -
Dividends payable on Series A convertible preferred stock	$ 346,883	$ -
Settlement of note payable through sale of aircraft	$ 457,600	$ -
Charter card issued as partial consideration of aircraft purchase	$ 95,600	$ -
Deferred financing costs	$ 996,188	$ -
Short-term notes payable- refinancing	$ 2,689,001	$ -
Note receivable on sale of deposits	$ 750,000	$ -
Aircraft purchased under long-term note payable	$ 3,906,000	$ -
Issuance of shares in connection with reverse merger	$ -	$ 1,070,910
Issuance of warrants in connection with reverse merger	$ -	$ 64,240
Reclassification of stockholder advances to treasury stock	$ -	$ 652,325
Aircraft purchased under capital lease obligation	$ 4,828,642	$ 4,392,163
Deferred gain on sale and leaseback of asset	$ -	$ 860,714
Conversion of short-term borrowings to long-term notes payable	$ -	$ 7,050,300
Note payable for purchase of core aircraft net of deposit ($607,000)	$ -	$ 2,233,340

See Notes to Consolidated Financial Statements

NOTE 1 – OPERATIONS AND MANAGEMENT'S PLANS

Avantair, Inc. (formerly known as Ardent Acquisition Corporation) ("Avantair", "Ardent" or the "Company"), was organized on September 14, 2004 as a blank check company whose objective was to acquire an operating business.

On October 2, 2006, the Company signed a definitive stock purchase agreement (the "Reverse Merger") with Avantair Inc. ("Old Avantair"). The agreement, as amended on December 15, 2006, provided for Avantair to issue 6,684,822 shares of common stock to the stockholders of Old Avantair in exchange for all of the issued and outstanding shares of Old Avantair (the "Share Exchange" or "Reverse Merger"). The agreement also provided for the Company to issue to the stockholders of Old Avantair additional shares as follows:

- At the end of the fiscal year ending June 30, 2007, if Cash Earnings Before Interest Taxes Depreciation and Amortization (Cash EBITDA) (EBITDA + non cash expenses) was greater than $6,000,000 for the fiscal year ending June 30, 2007, the Company would issue an aggregate of 954,975 shares of its common stock to Old Avantair stockholders. The Company's results did not meet the requirements for the year ended June 30, 2007 and therefore these shares were not issued.

- At the end of the fiscal year ending June 30, 2008, the Company would calculate (based on its annual audited consolidated financial statements for such fiscal year) Cash EBITDA. If Cash EBITDA was greater than $20,000,000 for the fiscal year ending June 30, 2008, the Company would issue an aggregate of 4,774,873 shares of its common stock to Old Avantair stockholders. The Company's results did not meet the requirements for the year ended June 30, 2008 and therefore these shares were not issued.

- If at any time prior to February 23, 2009, the closing trading price on the Over-the-Counter Bulletin Board (or on a national securities market on which the Company's common stock is then quoted for trading) of the Company's common stock for 20 trading days within any 30 trading day period equals or exceeds $8.50 per share, then the Company will issue an additional aggregate of 4,774,873 shares of its common stock to Old Avantair stockholders.

Where appropriate, additional shares issued as a result of achieving the targets referred to above will be accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123R, "Share based Payments" ("SFAS 123(R)") where the fair value of shares issued will be charged to expense when earned and issued.

On February 22, 2007, the stockholders of Avantair voted in favor of the Reverse Merger. Subsequent to the Reverse Merger, Old Avantair's business activities were the activities of Avantair. The stockholders and management of Old Avantair own a substantial portion of the equity of the combined company. The Board of Directors is comprised of three individuals designated by Avantair's stockholders and four individuals designated by Old Avantair's stockholders, one of which is subject to the approval of Avantair's stockholders. In addition, Old Avantair's management is responsible for carrying out the Company's current business plan. As a result, this transaction has been treated as a Reverse Merger, and a capital transaction, equivalent to the issuance of stock by Old Avantair for Avantair's net assets and, accordingly, the historical financial statements prior to February 22, 2007 are those of Old Avantair. All shares and per share data prior to the Share Exchange have been restated to reflect the stock issuances and the effect of the closing of the Share Exchange including the recognition of 8,400,000 shares of Ardent common stock outstanding as of the closing of the Share Exchange. Upon the closing of the Share Exchange, 1,601,593 shares of the Company's common stock included within the purchase price have been transferred to an escrow agent to secure indemnification obligations of the Company's stockholders under the stock purchase agreement. Such shares will be released from escrow within 45 days of the Company filing this Form 10-K for the year ended June 30, 2008.

Avantair is engaged in the sale and management of fractional ownerships of professionally piloted aircraft for personal and business use. As of June 30, 2008, Avantair operated 49 aircraft (which includes 5 core aircraft), with 60 additional Piaggio aircraft on order. Avantair operates fixed flight based operations (FBO) in Camarillo, California and effective August 1, 2008, in Caldwell, New Jersey. The Company also provides aircraft maintenance, concierge and other services to customers and services to the Avantair fleet from hangars and office locations in Clearwater, Florida, Camarillo, California and Caldwell, New Jersey.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. This basis of accounting contemplates the successful recovery of the Company's assets and the satisfaction of its liabilities in the normal course of business. As of June 30, 2008, the Company's recurring losses resulting in an accumulated deficit of $76,967,468 and a working capital deficiency of $30,152,511. In order to achieve profitable income from operations before depreciation and amortization, management currently estimates that the Company will need to have 45 fully fractionalized aircraft. At June 30, 2008, the Company had 41.3 fractionalized aircraft. Therefore, Avantair's primary growth strategy is to continue to increase the number of fractional share owners and aircraft under management. The Company believes income from operations before depreciation and amortization is useful to investors as it excludes non-cash expenses that do not directly relate to the operation of fractionalized aircraft. This measure is a supplement to generally accepted accounting principles (GAAP) used to prepare the Company's consolidated financial statements and should not be viewed as a substitute for GAAP measures. In addition, the Company's non-GAAP measure may not be comparable to non-GAAP measures of other companies. Income from operations according to GAAP would include depreciation and amortization expense, estimated to be approximately $330,000 per month at the time of fully fractionalizing the 45 th aircraft. In connection with future financing of growth, the Company may obtain additional funds through equity financing, including the sale of additional shares of common stock, assets sales, accelerated payments of maintenance and management fees, debt financing, or a combination thereof. During the fiscal year ended June 30, 2008, the Company raised net proceeds of $14.4 million through an equity offering detailed in Note 11, $2.5 million from the sale of the Company's rights to purchase eighteen Embraer Phenom 100 aircraft, and approximately $6.9 million of cash through accelerated payments of management fees. With this capital, the Company has sufficient cash to continue its operations for the forseeable future.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries, and have been prepared in conformity with accounting principles generally accepted in the United States of America. All material intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. These estimates and assumptions are based upon management's best knowledge of current events and actions that the Company may take in the future. The Company is subject to uncertainties such as the impact of future events, economic, environmental and political factors and changes in the Company's business environment; therefore, actual results could differ from these estimates. Accordingly, the accounting estimates used in the preparation of the Company's financial statements will change as new events occur, as more experience is acquired, as additional information is obtained and as the Company's operating environment changes. Changes in estimates are made when circumstances warrant. Such changes in estimates and refinements in estimation methodologies are reflected in reported results of operations; if material, the effects of changes in estimates are disclosed in the notes to the financial statements. Significant estimates and assumptions by management affect: the proper recording of revenue arrangements with multiple deliverables, the allowance for doubtful accounts, the carrying value of long-lived assets, the amortization period of long-lived assets, the provision for (benefit from) income taxes and related deferred tax accounts, certain accrued expenses and contingencies, and ability to continue as a going concern.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investment grade investments held with financial institutions, with maturities of three months or less from the date of acquisition.

Cash- restricted

The Company agreed to restrict $2,826,290 in cash at June 30, 2008 and $2,942,983 in cash at June 30, 2007, to secure letters of credit related to deposits for leases, provide security for credit card charge backs and to secure fuel purchases. Management believes that these amounts will be restricted for at least one year and, accordingly, has classified such cash as non-current.

Revenue Recognition

The Company sells fractional shares of aircraft and the related maintenance and management services that accompany aircraft ownership. The aircrafts are sold in 1/16th shares or multiples thereof. The purchase agreement grants the customer the right to the use of the aircraft for a specified number of hours each year the aircraft is in service. When a customer purchases a fractional share, they are also required to enter into a five-year management and maintenance agreement. Under the terms of the maintenance and management agreement, the Company agrees to manage, operate and maintain the aircraft on behalf of the customer in exchange for a fixed monthly fee.

Fractional Aircraft Shares

The Company does not have objective evidence to determine the fair value and locate fractional share revenue from that generated from the management and maintenance agreement, and, as a result, has adopted the provisions of the Emerging Issues Task Force ("EITF") Issue No. 00-21 "Accounting for Revenue Arrangements with Multiple Deliverables" to account for the sale of fractional shares of aircraft. Accordingly, as the sales of the fractional shares cannot be separated from the underlying maintenance and management agreement, fractional share sale revenue is recognized ratably over the five-year life of the maintenance and management agreement. The period in which revenue is recognized will be evaluated on a periodic basis. Factors that impact management's assessment of the most appropriate period of revenue recognition will include, but not be limited to, customer turnover, terms and conditions of the related fractional share sale, maintenance arrangements as well as any other factor that could impact revenue.

Referral Incentive Hours

The Company accounts for the additional hours granted under the referral incentive program by expensing costs as they are incurred which have not been material to date.

Management and Maintenance Agreement

Revenue earned in connection with the management and maintenance agreements is recognized ratably over the term of the agreement or five years. If a customer prepays its management and maintenance fee for a period of one year or longer, the prepayment is recorded as unearned revenue and amortized into revenue on a monthly basis in accordance with the schedule provided for within each agreement.

Charter Card and Demonstration Revenue

Demonstration revenue. The Company charges prospective new aircraft share owners on an hourly basis for each hour the prospective share owners are flown to demonstrate the quality and capabilities of the aircraft. The Company recognizes revenue related to these demonstration flights when the flight is completed.

Charter Card revenue. The Company sells access to its aircraft fleet through a 25 hour time card for flight time without the requirement to purchase an ownership share in an aircraft. The card holder pays the Company the entire amount in advance of access to the aircraft fleet. The Company defers the entire amount paid and recognizes revenue on an incremental basis as aircraft are flown.

FBO and Other Revenue

FBO and other revenue is comprised primarily of revenue from the sale of fuel at the Company's FBO facilities and rental of hangar space at the Company's operating locations. This revenue is recorded when goods are delivered or services have been rendered.

Aircraft Costs Related To Fractional Sales

The Company reflects aircraft costs related to the sale of fractional aircraft shares. As a result of the adoption of EITF 00-21, the Company recognizes revenue from the sale of fractional shares as income over the five-year period. The aircraft costs related to sales of fractional shares consist of the cost of the aircraft and are recorded as an asset and recognized as the cost of aircraft shares sold over the five-year period.

Maintenance Policy

The Company uses the direct method of accounting for scheduled non-refurbishment maintenance checks. The refurbishment portion of the maintenance check is capitalized since the interior of the aircraft is substantially refurbished and the life of the aircraft is extended. The cost of refurbishment is amortized over a three-year period. The direct method of accounting for overhaul costs is also used and these costs are expensed as incurred.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company's estimate is based on historical collection experience and a review of the current status of trade accounts receivable.

Information related to the activity of the allowance for doubtful accounts is as follows:

	June 30,			
		2008		2007
Beginning balance	$	460,377	$	600,000
Prior year accounts receivable reserved and recovered in current year		(150,000)		-
Bad debt expense		21,109		-
Write-offs		(117,999)		(139,623)
Ending balance	$	213,487	$	460,377

Management believes that they have adequately provided for uncollectible receivables in the Company's allowance for doubtful accounts.

Prepaid Pilot Training

Beginning in 2008, the costs related to the training of pilots as required by Federal Aeronautic Regulations are capitalized and amortized over the twelve month certification period. These costs were expensed in prior years. This change did not have a material impact on the Company's financial position or results of operation as of and for the two years ended June 30, 2008.

Customer Deposits

Customer deposits are cash payments received from customers who have purchased a fractional interest in an aircraft where that specific aircraft is not available for delivery.

Advertising Costs

Advertising costs are expensed as incurred and totaled $2,260,782 and $2,040,804 for the years ended June 30, 2008 and 2007, respectively.

Inventory

Aircraft parts inventory is valued at the lower of cost (determined by the first-in, first-out method) or market.

Deferred Rent

The aggregate of minimum annual operating lease payments are expensed on a straight-line basis over the term of the related leases. The amount by which straight-line rent differs from actual lease payments is recognized as deferred rent totaled $2,034,362 and $959,001 at June 30, 2008 and 2007 respectively, and is included in other liabilities.

Income Taxes

Income taxes are accounted for under the asset and liability method in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established to reduce deferred tax assets to the amounts expected to be realized.

Stock-Based Compensation

The Company accounts for share-based compensation to employees and directors in accordance with SFAS 123(R) "Share-Based Payment," which requires the recognition of compensation expense for employee stock options and other share-based payments. Under SFAS 123(R), expense related to employee stock options and other share-based payments is recognized over the relevant service period based on the fair value of each stock option grant. The stock option compensation expense was approximately $151,000 for the year ended June 30, 2008. The Company issued 22,500 shares of restricted common stock to certain members of its Executive Officers in June 2008 and 15,000 shares of restricted common stock to the non-employee members of its Board of Directors in March 2008. One-third (1/3) of the 22,500 shares awarded in June 2008 will vest on the first anniversary date of grant and then one-twelfth (1/12) on the date three months after the first anniversary date of the grant and on such date every three months thereafter, such that 100% of the shares will be vested on the third anniversary date so long as employment with the Company is continuous. One-third (1/3) of the 15,000 shares awarded in March 2008 will vest on each date of the next three annual shareholders meetings at which directors are elected and so long as the recipient remains a member of the Board of Directors. Compensation expense related to this restricted stock is recognized ratably over the three years based on the fair value of the shares at date of grant, which was $1.94 and $3.95 at June 30, 2008 and March 5, 2008, respectively. The compensation expense from restricted stock was approximately $333,000 for the year ended June 30, 2008. The Company did not issue warrants during the year ended June 30, 2008.

Accounting for Derivative Instruments

The Company accounts for derivative instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which establishes accounting and reporting standards for derivative instruments and hedging activities, including certain derivative instruments imbedded in other financial instruments or contracts. The Company also considers the EITF 00-19, "Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in, a Company's Own Stock," which provides criteria for determining whether freestanding contracts that are settled in a company's own stock, including common stock warrants, should be designated as either an equity instrument, an asset or as a liability under SFAS No. 133. The Company evaluates the conversion feature embedded in its Series A Convertible Preferred Stock (see Note 11 to the audited consolidated financial statements) at each reporting period based on the criteria of SFAS No. 133 and EITF 00-19 to determine whether the conversion feature would be required to be bifurcated from the Preferred Stock and accounted for separately as a derivative. Based on management's evaluation, the embedded conversion feature did not require bifurcation and derivative accounting as of June 30, 2008.

Goodwill and Long-lived Assets

Goodwill represents the excess of cost over fair value of net assets acquired through acquisitions. In accordance with SFAS No. 141, Business Combinations, all business combinations must be accounted for under the purchase method of accounting. SFAS No. 142, Goodwill and Other Intangible Assets, eliminates the amortization of goodwill and certain other intangible assets and requires an evaluation of impairment by applying a fair-value based test. The goodwill impairment test is a two-step process, which requires management to make judgments in determining what assumptions to use in the calculation. The first step of the process consists of estimating the fair value of the Company's reporting units based on discounted cash flow models using revenue and profit forecasts and comparing the estimated fair values with the carrying values of the Company's reporting units which include the goodwill. If the estimated fair values are less than the carrying values, a second step is performed to compute the amount of the impairment by determining an "implied fair value" of goodwill. The determination of the Company's "implied fair value" requires the Company to allocate the estimated fair value to the assets and liabilities of the reporting unit. Any unallocated fair value represents the "implied fair value" of goodwill, which is compared to the corresponding carrying value.

The Company performs its annual goodwill impairment testing, in the fourth quarter of each year, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. The Company performed its annual evaluation during June 2008 by comparing the product of the trading price as of June 30, 2008 and the Company's outstanding shares of common stock on that date.

Application of the goodwill impairment test requires significant judgments including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for the Company, estimation of aircraft in use, the useful life over which cash flows will occur, and determination of cost of capital. Changes in these estimates and assumptions could materially affect the determination of fair value and/or conclusions on goodwill impairment.

In accordance with SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets," the Company reviews long-lived assets to be held-and-used for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows the asset is considered to be impaired. Impairment losses are measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset.

In preparing its impairment analysis the Company derives fair value based on two approaches:

- Market prices. At June 30, 2008, the quoted market for Avantair's common stock was $1.94 a share with 15,220,817 shares outstanding giving the Company a total market capitalization of approximately $29.5 million.

- Cash flow projections. Certain key assumptions used in preparing the cash flow projections, included:

  - The overall basis for management's cash flow assumptions and conclusions are based on the fact that the Company's revenue is contractual and therefore management can predict future management fee revenues with some certainty. The model is based on the premise that for every plane sold the Company will increase management fees by an agreed upon amount per plane. When the Company gets to a certain aircraft fleet size, the management fee income will then exceed all fixed and variable costs.

  - The Company has a commitment from its aircraft manufacturer for the delivery of 9 planes in the next 12 months and management believes it will fully sell the fractional shares with respect to those planes prior to or contemporaneous with the receipt of the planes which would produce a cash flow improvement.

As a result of the analysis, no impairment charges were required for long-lived assets during the years ended June 30, 2008 and 2007.

Loss Per Share

Basic loss per share is computed by dividing loss available to common stockholders by the weighted average common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Since the effect of outstanding options and warrants is antidilutive due to the losses incurred by the Company, they have been excluded from the Company's computation of net loss per share for all years presented. A total of 14,496,834 of potentially dilutive securities were excluded from the calculation of diluted loss per share for the year ended June 30, 2008 and were comprised of 14,146,000 warrants to purchase one share of the Company's common stock, 200,834 shares of restricted stock and 150,000 outstanding options. The total number of potentially dilutive securities excluded from the calculation of diluted loss per share for the year ended June 30, 2007 was 14,510,000 which were comprised of 14,146,000 warrants to purchase one share of the Company's common stock, 214,000 shares of restricted stock and 150,000 outstanding options.

Property and Equipment

Property and equipment is recorded at cost and consists principally of aircraft purchased which are not fractionalized and which provide additional capacity to the Company to meet customer demand. Depreciation and amortization is computed using the straight-line method over the following useful lives:

Aircraft	7 years
Office equipment and furniture and fixtures	5 - 7 years
Flight management software/hardware	5 years
Vehicles	5 years
Improvements	Lesser of estimated useful life or the term of the lease

Expenditures for maintenance and repairs of property and equipment are expensed as incurred. Major improvements are capitalized.

The Company capitalized interest costs relating to borrowings made for the acquisition of aircraft. The amounts capitalized are as follows:

	2008	2007
Total interest costs	$ 3,661,227	$ 3,952,087
Less: amount capitalized	—	545,907
Interest expense	$ 3,661,227	$ 3,406,180

Recently Issued Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." This statement establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. SFAS No. 157 defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date". For the Company, SFAS No. 157 is effective for the fiscal year beginning July 1, 2008. Management is currently evaluating this standard to determine its impact, if any, on our consolidated financial statements.

On February 15, 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115." This standard permits an entity to measure financial instruments and certain other items at estimated fair value. Most of the provisions of SFAS No. 159 are elective; however, the amendment to FASB No. 115, "Accounting for Certain Investments in Debt and Equity Securities," applies to all entities that own trading and available-for-sale securities. The fair value option created by SFAS No. 159 permits an entity to measure eligible items at fair value as of specified election dates. The fair value option (a) may generally be applied instrument by instrument, (b) is irrevocable unless a new election date occurs, and (c) must be applied to the entire instrument and not to only a portion of the instrument. For the Company, SFAS No. 159 is effective for the fiscal year beginning July 1, 2008. Management is currently evaluating the impact of SFAS No. 159, if any, on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS 141"). SFAS 141 requires an acquirer to measure the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. SFAS 141 also requires the fair value measurement of certain other assets and liabilities related to the acquisition such as contingencies. SFAS 141 applies prospectively to business combinations and is effective for fiscal years beginning on or after December 15, 2008. Management is currently evaluating the impact that SFAS 141 will have on the accounting for future acquisitions and our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements" ("SFAS 160"). SFAS 160 requires that a non-controlling interest in a subsidiary be reported as equity in the consolidated financial statements. Consolidated net income should include the net income for both the parent and the non-controlling interest with disclosure of both amounts on the consolidated statement of income. The presentation provisions of SFAS 160 are to be applied retrospectively, and SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. Management is currently evaluating the impact that SFAS 160 will have on our consolidated financial statements.

No other pronouncements have been recently issued that Avantair believes will have a material impact on Avantair's financial position and results of operations.

NOTE 3 – CONCENTRATIONS OF RISK

The Company acquires all of its aircraft from one supplier and is dependent on that supplier for timely delivery of its airplanes. Any disruption in the delivery of these airplanes would cause the Company to incur significant costs without the benefit and the cash flow it receives from its customers.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash and cash equivalents in bank deposits, the balances of which, at times, may exceed federally insured limits. Exposure to credit risk is reduced by placing such deposits in high credit quality financial institutions. At June 30, 2008, the Company had cash and cash equivalents in excess of federally insured limits of $23,550,357.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment, stated at cost as of June 30, 2008 and 2007 consisted of the following:

	2008	2007
Aircraft	$ 27,300,707	$ 16,824,050
Leasehold improvements	4,235,476	2,267,451
Furniture, fixtures and equipment	1,199,528	1,357,037
Flight management software/hardware	1,516,826	541,649
Vehicles	50,823	44,817
Total	34,303,360	21,035,004
Less: accumulated depreciation and amortization	(8,640,096)	(5,654,306)
	$ 25,663,264	$ 15,380,698

Depreciation and amortization expense for the years ended June 30, 2008 and 2007 was $3,624,710 and $2,013,530, respectively.

NOTE 5 – RELATED PARTY TRANSACTIONS

The following is a summary of transactions entered into during the years ended June 30, 2008 and 2007, to which we have been a party in and in which any of our executive officers, directors or beneficial holders of more than 5% of our capital stock had or will have a direct or indirect material interest, other than compensation arrangements.

Effective April 11, 2008, the Company's former Chief Financial Officer departed the Company and resigned his position as a director of the Company. In connection with the former Chief Financial Officer's departure, on April 14, 2008, the Company entered into a separation agreement pursuant to which the former Chief Financial Officer will receive (i) a payment equal to eight months salary ($183,333), (ii) reimbursement of premium payments for COBRA benefits until the earlier of a period of eight (8) months commencing April 14, 2008 or at such time that the former Chief Financial Officer obtains employment providing health benefits and (iii) pursuant to an amendment to his previously issued restricted stock award, 33,334 shares of common stock. In addition, the former Chief Financial Officer has agreed not to transfer any shares of the Company's common stock for a period of six (6) months commencing April 14, 2008. At the end of the six (6) month period, the former Chief Financial Officer's unrestricted shares shall be freely tradable in the open market, subject to the Company's "Right of First Refusal" and in compliance with applicable securities law. In addition, the former Chief Financial Officer has agreed to cooperate fully with the Company's reasonable requests for assistance in transitioning his previous responsibilities for a period of eight (8) months commencing April 14, 2008.

On March 5, 2008, Avantair granted 3,000 shares of restricted stock to each of Barry Gordon, Arthur Goldberg, Stephanie Cuskley, Robert Lepofsky and A. Clinton Allen. Each of these individuals is a director of Avantair. The shares of restricted stock granted to the directors' vest one third upon each of the next 3 successive annual meetings of stockholders, subject to the grantee's continued service on the Board of Directors.

NOTE 6 – INCOME TAXES

The difference between income tax benefit provided at the Company's effective rate and the statutory rate at June 30, 2008 and 2007 are as follows:

	2008	2007
Income tax benefit at statutory rate	$ 6,608,723	$ 8,194,626
State tax benefit, net of Federal benefit	562,373	648,484
Increase in valuation allowance	(7,123,389)	(8,843,110)
Other	(47,707)	-
Totals	$ -	$ -

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets (liabilities) at June 30, 2008 and 2007 are as follows:

	2008	2007
Deferred tax liabilities		
Goodwill	$ (144,547)	$ (115,637)
Depreciation	(1,798,582)	(826,738)
Other	(75,792)	-
	(2,018,921)	(942,375)
Deferred tax assets		
Deferred revenues, net of amortized aircraft costs related to fractional share sales	4,371,790	6,579,939
Other	1,190,382	572,876
Net operating loss carryforwards	25,653,733	15,863,155
	31,215,905	23,015,970
Less valuation allowance	(29,196,984)	(22,073,595)
	2,018,921	942,375
Net deferred tax assets	$ -	$ -

The Company considers that the cumulative losses incurred create a rebuttable presumption that a full valuation allowance continues to be required for its deferred tax assets. Therefore, the Company has offset the deferred tax assets attributable to those potential benefits through a valuation allowance in 2008 and 2007 and, accordingly, the Company did not recognize any benefit from income taxes in the accompanying consolidated statements of operations. At June 30, 2008, the Company had net operating loss carryforwards of approximately $67.5 million which begin to expire in 2019.

Upon the completion of the Reverse Merger, the Company became subject to Section 382 of the IRS Code relating to a change in ownership. Accordingly, utilization of the net operating loss carryforward will be subject to substantial annual limitation due to the ownership change limitations provided by the IRS Code of 1986, as amended, and similar state provisions. The annual limitation will result in the expiration of the net operating loss before utilization.

Effective July 1, 2007, the Company adopted the provisions of the FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109" ("FIN 48"). There were no unrecognized tax benefits as of July 1, 2007 or as of June 30, 2008. FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company has identified its federal tax return and State of Florida tax return as "major" tax jurisdictions, as defined in FIN 48. The Company evaluations were performed for tax years ended 2004, 2005, 2006, 2007 and 2008. The Company believes that its income tax positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its consolidated financial position. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No interest and penalties were incurred at June 30, 2008 and 2007.

Information related to the activity of the valuation allowance is as follows:

	June 30, 2008	June 30, 2007
Beginning balance	$ 22,073,595	$ 13,230,485
Increase in valuation allowance	7,123,389	8,843, 110
Ending balance	$ 29,196,984	$ 22,073, 595

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company conducts a major part of its operations from leased facilities, which include airplane hangars and administrative offices. The 15 year hangar lease in Clearwater, Florida expiring in 2020 is classified as an operating lease. The lease provides for rent allocation credits for the first three years. These credits have been netted in rental expense on a straight line basis over the term of the lease. The Company also has a 15 year lease for its fixed based operation in Camarillo, California expiring in 2021, which is classified as an operating lease.

Most of the operating leases contain an option to renew at the then fair rental value for periods of five to ten years. These options enable the Company to retain use of facilities in desirable operating areas.

In addition, the Company leases transportation equipment and data processing equipment under operating leases expiring during the next three years.

Total rent expense for the years ended June 30, 2008 and 2007 was $2,665,797 and $2,420,466, respectively.

Future minimum lease payments on these leases are:

Year Ended June 30,	
2009	$ 3,216,974
2010	3,245,430
2011	3,240,259
2012	2,508,376
2013	2,419,858
Thereafter	20,445,019
	$ 35,075,916

Purchase Commitment

On June 20, 2008, Avantair assigned its rights and obligations to purchase twenty Embraer Phenom 100 aircraft positions to Share 100 Holding Co., LLC, a wholly-owned subsidiary of Avantair. On the same date, Avantair entered into a membership interest purchase agreement with Executive Air Shares Corporation (EAS), in which EAS purchased the Class A membership of Share 100 and Avantair retained the Class B membership. EAS, as Class A member, has the rights and obligations to purchase the Phenom 100 aircraft with positions one through eighteen and to fund payment due in connection with these aircraft. EAS paid Share 100 approximately $2.47 million in connection with these transactions and will make an additional $750,000 capital contribution to Share 100 on or before December 1, 2008, all of which has or will be, respectively, immediately distributed to Avantair. Avantair, as Class B member, has the rights and obligations to purchase aircraft positions nineteen and twenty and to fund payment due in connection with these aircraft. EAS has the option to purchase aircraft nineteen and twenty, which must be exercised by October 1, 2010; if exercised, EAS shall reimburse Avantair for all payments made relative to these aircraft and provide all remaining funds required. In the event that EAS does not exercise the option to purchase aircrafts nineteen and twenty by October 1, 2010, Avantair will have the right and obligation to purchase the nineteenth and twentieth aircraft. If EAS defaults under its obligations to purchase the aircraft positions, EAS will forfeit all deposits paid for the undelivered aircraft, including the funds distributed to Avantair. Avantair will then be responsible for the rights and obligations of the remaining undelivered aircraft. If Avantair defaults under its obligations to purchase the last two aircraft positions, any deposits paid by Avantair in connection with the undelivered Class B Aircraft will be forfeited.

As of June 30, 2008, the Company has agreed to purchase 60 additional Avanti II P-180 aircraft from Piaggio America. The total commitment is approximately $349 million to be delivered through fiscal 2013.

Litigation

From time to time the Company is party to various legal proceedings in the normal course of business involving principally commercial charter party disputes. It is expected that these claims would be covered by insurance if they involve liabilities that arise from collision, other casualty, death or personal injuries to crew, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. At June 30, 2008, there were no legal proceedings which outside counsel anticipates would have a material adverse effect on the Company's financial position, results of operations or cash flows.

NOTE 8 – CAPITAL LEASE TRANSACTIONS

The Company entered into a sale and leaseback agreement, dated August 11, 2006, with JMMS, LLC. Under the sale and leaseback agreement, the Company sold 100% of its interest in a core aircraft for $4.2 million and leased back 68.8% of the aircraft for a five year term. The proceeds of the sale and leaseback arrangement were used to pay down the line of credit with CNM, Inc. In March 2007, the Company amended the lease agreement to include a provision for the Company to buy back the aircraft at the expiration of the term. As a result of the amendment, the Company has accounted for the sale and leaseback transaction as a finance lease in accordance with SFAS Nos. 13 and 98, "Accounting for Leases".

On October 10, 2007, Avantair acquired a core aircraft under a capital lease obligation with Midsouth Services, Inc. Under the lease agreement, Midsouth provided funding for the $4.7 million purchase of a pre-owned Piaggio P-180 aircraft and holds title to the Aircraft. Midsouth leases the Aircraft exclusively to Avantair on a five year lease at 15% interest per annum. The monthly lease payments for the term of the lease are $89,000. At the end of the five year lease, Avantair shall purchase the Aircraft from Midsouth at the guaranteed residual value in the amount of approximately $2.3 million. Avantair also has the option to purchase the Aircraft anytime during the lease term at the then current guaranteed residual value as set forth on the amortization schedule without penalty.

The capital lease obligation is comprised of the following:

2009	$ 1,542,000
2010	1,542,000
2011	1,542,000
2012	5,347,000
2013	2,736,693
Total minimum payments	12,709,693
Less amount representing interest	3,739,569
Present value of minimum lease payments	$ 8,970,124

The capital lease obligation is included in notes payable in the accompanying consolidated balance sheets.

NOTE 9 – SHORT-TERM NOTES PAYABLE

CNM, Inc.

On October 2, 2006, the Company and CNM and its principal stockholders entered into a revolving credit agreement (the "Agreement") that provides for the Company to borrow $7,600,000 from CNM. This borrowing was conditional on the execution of a definitive stock purchase agreement with a public company, which occurred on October 2, 2006. The parties also agreed that upon the completion of the stock purchase agreement and approval of the proposed acquisition by the public company shareholders, the Company would repay a minimum of $19,000,000 of the borrowings under the revolving credit agreement. Per the terms of the Agreement, upon the completion of the Reverse Merger the Company repaid approximately $19,000,000 of the borrowings under the revolving credit agreement with CNM.

In addition, upon the execution of the stock purchase agreement, the outstanding balance after repayment of the $19,000,000, which may be no more than $10,000,000, will be converted into a term loan payable quarterly over three years and bearing interest at 10% per annum. The borrowings under the arrangement were collateralized by a first priority lien and security interest in all of the Company's assets.

Under the agreement, the Company also has agreed to provide the principal stockholder of CNM 100 hours of use of its aircraft over the three-year period. The fair value of aircraft usage of approximately $200,000 was accrued and will be amortized to interest expense over the term of the remaining debt under a method that will produce a constant periodic rate of return. In the year ended June 30, 2008, CNM used approximately 45 hours at an internal cost of $47,250.

In August 2007, the Company and CNM executed a new note agreement which converted an outstanding note obligation of approximately $7,000,000 into a term loan payable monthly over three years and bearing interest at 10% per annum. CNM also assumed a promissory note due to Wells Fargo Bank for $2,900,000 which was included as part of this new note agreement. The Company accounted for this conversion in accordance with EITF Issue No. 98-14, "Debtor's Accounting for Changes in Line-of-Credit or Revolving-Debt Arrangements."

Midsouth Services, Inc

On October 3, 2007, the Company entered into a floor plan agreement with Midsouth Services, Inc. ("Midsouth") which provides for up to approximately $5.1 million of financing for aircraft to be acquired from Piaggio America, Inc, extended on a month-to-month basis from April 2008 and repaid on July 2008. Effective March 3, 2008, the Company entered into a second floor plan agreement with Midsouth that provides for up to $5.3 million of financing for aircraft to be acquired from Piaggio America, Inc. for the six month period commencing with the first delivery of aircraft under the plan. Each agreement requires a $75,000 monthly facility fee with payment of any outstanding borrowings due in full prior to taking delivery of additional aircraft. Midsouth also agreed, at the option of the Company, to provide an additional loan in the amount of $5.3 million, with terms and conditions of the additional loan substantially similar to the terms of the March 2008 loan, upon expiration of the October 3, 2007 floor plan agreement. Borrowings outstanding under these arrangements at June 30, 2008 totaled approximately $10.5 million.

Subsequently, on July 31, 2008, Avantair, Inc. (the "Company") entered into two new Floor Plan Finance Agreements (each, an "Agreement" and collectively "the Agreements"), pursuant to which MidSouth Services, Inc. has agreed to extend credit to the Company in an amount not to exceed $5,345,000 under each Agreement ($10,690,000 in total for the Agreements), for an initial term of three (3) months for each Agreement. Indebtedness under the Agreements will be used by the Company to fund the purchase of new Piaggio P-180 aircraft. The Company shall have the sole option to renew the Agreements for three (3) consecutive additional one (1) month terms at the expiration of the initial term. The effective dates of the two Agreements are July 31, 2008, and August 1, 2008, respectively. The Company has agreed to pay to the Lender a monthly fee of $75,000 under each Agreement.

In connection with the entry into the Agreements, on July 31, 2008, the Company terminated the prior Floor Plan Finance Agreements dated March 3, 2008 and October 3, 2007 between the Company and Midsouth.

Century Bank, F.S.B.

On May 29, 2008 the Company entered into a Promissory Note ("Note") with Century Bank, F.S.B. ("Lender"), pursuant to which Lender agreed to provide financing to the company in the amount of $5,200,000 to be used towards the purchase of a new Piaggio P-180 aircraft. The Company paid the following fees for the Note: (1) $37,500 on the effective date of the Note and (2) $75,000 on the 30th day of the each month thereafter until repayment in full of the principal amount of the Note ("Term"). The Principal amount of the Note was to be paid in full within 120 days from the Effective Date of the Note. The Company was to make partial payments to Lender in $325,000 increments upon the closing of each fractional interest and Lender shall provide partial lien releases as to the respective fractional interests sold. Additionally, the Company paid a fee of $52,000 at the time of repayment in full of the principal amount of the Note, constituting a fee a 1% of the principal amount. If repayment was made in full within 90 days after the effective date of this Note, the fee was to be reduced to $26,000, constituting a fee of 0.5% of the principal amount.

In July 2008, the Company repaid the full amount of the Promissory Note ("Note") with Century Bank , F.S.B. ("Lender"). The Company paid the following fees for the Note: (1) $37,500 on the effective date of the Note and (2) $75,000 on the 30 th day of the each month thereafter until repayment in full of the principal amount of the Note ("Term"). Per the terms of the agreement, the Note was to be paid in full within 120 days from the Effective Date of the Note. Additionally, the Company was to also pay a fee of $52,000 at the time of repayment in full of the principal amount of the Note, constituting a fee of 1 % of the principal amount. However, as the Company repaid the note in full in July 2008 (within 90 days after the effective date of the note), the fee was reduced to 0.5% of the principal amount or $26,000.

NOTE 10 – LONG TERM NOTES PAYABLE

Long-term notes payable consists of the following as of June 30, 2008 and 2007:

	2008	2007
Wells Fargo Equipment Finance, Inc.	$ 3,488,042	$ 7,267,244
CNM, Inc.	6,968,036	7,101,969
Jet Support Services, Inc.	5,461,540	2,043,727
Bank of America	—	2,176,040
JMMS, Inc.	4,347,058	4,383,878
Century Bank, F.S.B.	2,082,804	—
Wachovia Bank	3,534,814	—
Midsouth Services, Inc	4,622,121	—
	30,504,415	22,972,858
Less current portion	(6,648,093)	(4,412,288)
Long-term debt	$ 23,856,322	$ 18,560,570

Wells Fargo Equipment Finance, Inc.

In February 2005, the Company entered into financing arrangements for the purchase of three aircraft under various notes payable with Wells Fargo Equipment Finance, Inc. In January 2008, the Company sold one of these aircraft and repaid the outstanding balance on the related note payable. The notes outstanding at June 30, 2008 in the amount of $3,488,042 are payable in monthly installments ranging from $10,644 to $38,480 with interest ranging from 5.96% to 6.12% per annum, through 2012. The notes are collateralized by the aircraft.

CNM, Inc

In August 2007, the Company and CNM, Inc. ("CNM") executed a new note agreement which converted an outstanding note obligation of approximately $7 million into a term loan payable monthly over three years and bearing interest at 10% per annum. CNM also assumed a promissory note due to Wells Fargo Bank for $2,900,000 which was included as part of this new note agreement. CNM, Inc paid off the $2,900,000 promissory note to Wells Fargo Bank on December 7, 2007. The Company accounted for this conversion in accordance with EITF Issue No. 98-14, "Debtor's Accounting for Changes in Line-of-Credit or Revolving-Debt Arrangements." No adjustments to the consolidated financial statements were necessary as a result of such modification.

Jet Support Services, Inc

On April 24, 2006, Avantair financed an aircraft maintenance program contract with Jet Support Services, Inc. ("JSSI") in the amount of $3.4 million. The promissory note provides for seven monthly installments of $145,867 and 53 monthly installments of $45,867, respectively, including interest at 7% per year. On April 15, 2008, the Company entered into a payment arrangement with JSSI by means of a $5.5 million promissory note. The note matures on April 1, 2011 and bears interest at the rate of 10% per annum, with 35 monthly payments of principal and interest in an amount of $185,127 beginning on June 2, 2008. The note covers the balance of the aforementioned $3.4 million promissory note, other costs and fees to be paid by the Company under service agreements with JSSI and related deferred financing costs of approximately $1.0 million which will be amortized over the life of the note using the effective interest method. In connection with the parties entering into this payment arrangement and the $5.5 million promissory note, the parties terminated the airframe maintenance contract and have agreed to apply the unamortized prepayment under the airframe maintenance contract to the engine maintenance program and will amortize this amount over the remaining 37 month term of that program.

In addition, the Company entered into another payment arrangement with JSSI by means of a $525,000 promissory note dated July 31, 2008 with five monthly payments of $105,000 commencing August 1, 2008. The note constitutes payment of the purchase of airframe parts inventory by the Company from JSSI.

Bank of America, Inc.

In January 2007, the Company assumed a term loan totaling $2,290,640 from Bank of America in connection with the acquisition of the outstanding interest in Aircraft Support . The term loan provided for monthly installments of $9,550 plus interest at LIBOR plus 2% through July 1, 2011. The Company subsequently repaid the full amount of the term loan with the execution of a new note agreement with Century Bank on August 2, 2007 and is detailed below.

JMMS, Inc.

On August 11, 2006, the Company entered into a sale and leaseback agreement with JMMS, LLC. The lease transaction has been accounted for as finance lease under SFAS 13 and provides for monthly payments of $39,500 through July 11, 2011 (See Note 8).

Century Bank, F.S.B.

In August 2007, the Company and Century Bank F.S.B executed a $2.2 million note agreement for the purchase of one aircraft. The note outstanding at June 30, 2008 in the amount of $2,082,805 is payable in monthly installments of $27,175 with interest of 8.25% per annum, through July 1, 2011. The note is collateralized by the aircraft.

Wachovia Bank

On October 31, 2007, the Company entered into a financing arrangement for the purchase of one used aircraft at a total purchase price of approximately $4.5 million (inclusive of the value of a charter card of 100 hours). Financing was obtained from Wachovia through a note payable of S3.9 million. This debt will be repaid monthly over 7 years at an interest rate of the LIBOR rate plus 4.0%.

Midsouth Services, Inc

On October 10, 2007, the Company entered into a sale and leaseback agreement with Midsouth Services, Inc. The lease transaction has been accounted for as finance lease under SFAS 13 and provides for monthly payments of $39,500 through October 1, 2021 (See Note 8).

Future minimum payments on notes payable in years subsequent to June 30, 2008 are as follows:

Year Ended June 30,		
2009	$	6,648,093
2010		7,210,997
2011		3,536,173
2012		7,826,962
2013		4,538,018
Thereafter		744,172
	$	30,504,415

NOTE 11 – CAPITAL STOCK

General: Our authorized capital stock will consist of 76 million shares of all classes of capital stock, of which 75 million are shares of common stock, par value, $0.0001 per share, and 1 million are shares of preferred stock, par value of $0.0001 per share.

Units: Each unit consists of one share of common stock and two warrants, which started trading separately as of the opening of trading on March 9, 2005. Each warrant entitles the holder to purchase one share of common stock at an exercise price of $5.00 per share.

Common Stock: The holders of shares of our common stock are entitled to one vote for each share on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Subject to the preferences and rights, if any, applicable to the shares of preferred stock, the holders of the shares of common stock are entitled to receive dividends if and when declared by the Board of Directors. Subject to the prior rights of the holders, if any, of the preferred shares, the holders of our shares of common stock are entitled to share ratably in any distribution of our assets upon liquidation, dissolution or winding-up, after satisfaction of all debts and other liabilities.

As of June 30, 2008, we have outstanding 15,286,792 shares of common stock. There are 14,146,000 shares are reserved on our books and records for issuance upon the exercise of outstanding warrants and issuance of the securities underlying the outstanding unit purchase options, if exercised. In addition, 2,951,457 shares are reserved on our books and records for issuance upon the conversion of outstanding shares of Series A Preferred Stock. The remaining shares of authorized and unissued common stock will be available for future issuance without additional stockholder approval (subject to applicable securities laws and the rules of any securities market or exchange on which our common stock is quoted at the time). While the additional shares are not designed to deter or prevent a change of control, under some circumstances we could use the additional shares to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control by, for example, issuing those shares in private placements to purchasers who might side with our Board of Directors in opposing a hostile takeover bid.

Registration of shares: The Company's registration statement on Form S-1 to register 4,540,381 shares sold in connection with a private placement raising $9 million in proceeds and 346,000 warrants and 346,000 shares underlying the warrants issued in connection with the reverse merger, went effective in October 2007. Costs associated with that registration statement in the amount of $391,423 were charged to paid-in capital.

Sale of Series A Convertible Preferred Stock : On November 14, 2007, the Company entered into a Preferred Stock Purchase Agreement (the "Preferred Stock Agreement") with certain investors. Under the Preferred Stock Agreement, the Company agreed to issue 152,000 shares of its newly-created Series A Convertible Preferred Stock to the Investors for an aggregate purchase price of $15.2 million, which was received in two tranches of $11.2 million and $4 million on November 14, 2007 and December 5, 2007, respectively. The proceeds were used predominantly to fund business operations and to acquire fractional shares in two aircraft delivered on December 28, 2007. The Series A Convertible Preferred Stock will not be registered under the Securities Act of 1933, but the Investors will have registration rights (including an obligation by the Company to have a "shelf" registration statement declared effective with the Securities and Exchange Commission within nine months of the issuance of the shares of Series A Convertible Preferred Stock) with respect to shares of Common Stock issuable upon conversion of the shares of Series A Convertible Preferred Stock ("Conversion Shares"). The Investors will be subject to restrictions on the number of Conversion Shares they may sell in the open market within six months and one year of such issuance. The terms of the Series A Convertible Preferred Stock are set forth in a Certificate of Designations filed November 14, 2007 with the State of Delaware. Pursuant to such Certificate of Designations, the shares of Series A Convertible Preferred Stock (a) will rank senior to all currently outstanding classes of stock of the Company with respect to liquidation and dividends, (b) will be entitled to receive a cash dividend at the annual rate of 9.0%, payable quarterly (with such rate being subject to increase up to a maximum of 12% if such dividends are not timely paid), (c) will be convertible into shares of the Company's common stock at any time at the option of the Investors based on a conversion price of $5.15 per share (subject to adjustment), (d) may be redeemed by the Company following the seventh anniversary of the issuance of the shares of Series A Convertible Preferred Stock, (e) may be redeemed by the Company in connection with certain change of control or acquisition transactions at a price per share equal to the sum of 105% of the Series A Issue Price and any accrued dividends, (f) will be redeemed by the Company following the ninth anniversary of the issuance of the shares of Series A Convertible Preferred Stock, upon receipt of the written consent of the holders of a majority of the then outstanding shares of Series A Convertible Preferred Stock at a price per share equal to the sum of 100% of the Series A Issue Price and any accrued dividends (g) will vote on an as-converted basis with the Company's Common Stock and (h) will have a separate vote over certain material transactions or changes which the Company may wish to effect. The Company paid its investment adviser 5% of the cash raised on this preferred financing.

NOTE 12 – STOCK-BASED COMPENSATION

Stock Options

The Company issues stock-based compensation to its officers, directors, employees and consultants under its 2006 Long Term Incentive Plan (the "Plan"). There are 1,500,000 shares authorized under the Plan. The term of stock options granted are determined by the Compensation Committee not to exceed 10 years. Additionally, the term of the stock grants is limited to five years if the grantee owns in excess of 10% of the stock of the Company at the time of the grant. The vesting provisions of individual options may vary but in each case will generally provide for vesting of at least 33% per year of the total number of shares subject to the option. The exercise price and other terms and conditions of stock options will be determined by the Compensation Committee at the time of grant. The exercise price per share may not be less than 100 percent of the fair market value of a share of the Company's common stock on the date of the grant.

Upon adoption of the Plan in February 2007, the Company granted 150,000 stock options to certain non-employee members of the board of directors which resulted in $151,339 and $44,946 of stock-based compensation expense during the years ended June 30, 2008 and 2007, respectively, included in general and administrative expenses on the accompanying consolidated statement of operations. All options granted under the Plan are accounted for in accordance with SFAS 123R.

A summary of options activity for the year ended June 30, 2008 is presented below:

	Shares	Weighted Average Exercise Price	Weighted Average Fair Value
Options Outstanding as of July 1, 2007	150,000	$ 5.34	$ 1.94
Granted	—	—	—
Exercised	—	—	—
Forfeited and Expired	—	—	—
Options Outstanding, June 30, 2008	150,000	$ 5.34	$ 1.94
Expected to vest, June 30, 2008	135,000	$ 5.34	$ 1.94
Exercisable, June 30, 2008	50,000	$ 5.34	$ 1.94

	Stock Options Outstanding				Stock Options Exercisable			
Exercise Prices	Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Aggregate Intrinsic Value	Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Aggregate Intrinsic Value
$ 5.34	150,000	8.25	$ 5.34	$ —	—	—	$ —	$ —

The fair value of each stock option grant to employees is estimated on the date of grant. A Black-Scholes option-pricing model, applying the following weighted average assumptions, was used to estimate the fair value for employee stock options issued:

	Year ended June 30, 2007
Dividend yield	0.00%
Expected volatility	60.68%
Risk-free rate	4.67%
Expected life of options	6 years

Due to the Company's limited history as a public company, the Company has estimated expected volatility based on the historical volatility of certain companies as determined by management. The risk-free interest rate assumption is based upon observed interest rates appropriate for the expected term of the Company's employee stock options. The dividend yield assumption is based on the Company's intent not to issue a dividend under its dividend policy. The expected term is based on the simplified method in accordance with Staff Accounting Bulletin No. 107 on Share Based Payment.

As of June 30, 2008, there was $239,684 of total deferred compensation cost related to options issued to non-employee board members that will be recognized in expense over the remaining vesting period of 1.67 years.

Restricted Shares

The Company expenses restricted shares granted in accordance with the provisions of SFAS 123(R). The fair value of the restricted shares issued is amortized on a straight-line basis over the vesting period of three years. The expense associated with the awarding of restricted shares for the years ended June 30, 2008 and 2007 is $333,478 and $32,942, respectively, which is included in general and administrative expense on the accompanying consolidated statement of operations. As of June 30, 2008, $446,076 of deferred compensation cost related to restricted stock will be charged to operations over the next three years.

The following table summarizes information concerning restricted shares:

	Nonvested Restricted Shares	Weighted Average Fair Value
Balance at June 30, 2007	214,000	$ 4.90
Granted	37,500	2.61
Forfeited/cancelled	(50,666)	4.90
Balance at June 30, 2008	200,834	

NOTE 13 – WARRANTS

We currently have warrants outstanding to purchase 14,146,000 shares of our common stock, which entitle the registered holder to purchase one share of our common stock at a price of $5.00 per share. The warrants will expire on February 23, 2009, at 5:00 p.m., Eastern Standard time. We may call the warrants for redemption in whole and not in part, at a price of $.01 per warrant at any time after the warrants become exercisable, upon not less than 30 days' prior written notice of redemption to each warrant holder, if, and only if, the last reported sale price of the common stock equals or exceeds $8.50 per share for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrant holders.

The warrants are issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and Avantair, Inc.

The exercise price and number of shares of common stock issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or Avantair's recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of common stock at a price below their respective exercise prices.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified check payable to Avantair, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock or any voting rights until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No warrants will be exercisable unless at the time of exercise a prospectus relating to common stock issuable upon exercise of the warrants is current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, we have agreed to meet these conditions and use our best efforts to maintain a current prospectus relating to common stock issuable upon exercise of the warrants until the expiration of the warrants. On November 2, 2006, we entered into a Warrant Clarification Agreement, dated as of February 24, 2005, with Continental Stock Transfer & Trust Company, as Warrant Agent, to clarify the terms of the warrant agreement. The Warrant Clarification Agreement clarified, consistent with the terms of the warrant agreement and the disclosure contained in our prospectus, that if the prospectus relating to the common stock issuable upon the exercise of the warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, we will not be required to net cash settle or cash settle the warrant exercise, the warrants may have no value, the market for the warrants may be limited and the warrants may expire worthless. As discussed above, the foregoing clarification was based on the disclosure set forth in the warrant agreement and the final prospectus. Such clarification is entirely consistent with the terms of the warrant agreement and the disclosure contained in our prospectus.

On June 17, 2008, the Company filed with the Securities and Exchange Commission a post-effective amendment on Form S-3 to the Company's Registration Statement on Form S-1 (No. 333-121028). Upon effectiveness of the amendment, the registration statement will be available for the issuance of shares of common stock upon exercise of the Company's outstanding publically traded warrants. The Company also approved a warrant retirement program, pursuant to which it will offer the holders of its 13,800,000 publically traded warrants the opportunity to exercise those warrants on amended terms for a limited time. The Company is modifying the 13,800,000 warrants to reduce the per-share exercise price from $5.00 to $3.00. In addition, for each warrant exercised by a holder at the reduced exercise price, the holder will have the option to engage in a cashless exercise by exchanging ten additional warrants for one additional share of common stock. Warrants tendered for cashless exercise may only be tendered in groups of ten and no fractional shares will be issued for odd lots of nine or less. The Company has filed a Tender Offer Statement on Schedule TO and related materials as a pre-commencement communication. The Tender Offer has not commenced and the Company and its agents are not currently accepting tenders at this time. The Company will issue a press release announcing the commencement of the tender offer once it has begun.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up to the nearest whole number the number of shares of common stock to be issued to the warrant holder.

No changes have been made to our warrant position in fiscal year 2008.

NOTE 14 – RETIREMENT PLAN

Defined Contribution Plan

The Company has a 401(k) Profit Sharing Plan (the "401(k) Plan") available for substantially all employees. Employees may contribute up to the annual Internal Revenue Service dollar limit. Company contributions to the 401(k) Plan are at the discretion of the Company. The Company has not made any discretionary profit sharing employer contributions to the 401(k) Plan to date.

NOTE 15 – SUBSEQUENT EVENTS

In July 2008, the Company repaid the full amount of the $5.2 million Promissory Note ("Note") with Century Bank, F.S.B., as discussed in Note 9.

On July 31, 2008, Avantair, Inc. entered into two new Floor Plan Finance Agreements (each, an "Agreement" and collectively "the Agreements"), pursuant to which MidSouth Services, Inc. has agreed to extend credit to the Company in an amount not to exceed $5,345,000 under each Agreement ($10,690,000 in total for the Agreements), for an initial term of three (3) months for each Agreement. Indebtedness under the Agreements will be used by the Company to fund the purchase of new Piaggio P-180 aircraft. The Company shall have the sole option to renew the Agreements for three (3) consecutive additional one (1) month terms at the expiration of the initial term. The effective dates of the two Agreements are July 31, 2008, and August 1, 2008, respectively. The Company has agreed to pay a monthly fee of $75,000 under each Agreement.

In connection with the entry into the Agreements, on July 31, 2008, the Company terminated the prior Floor Plan Finance Agreement dated March 3, 2008 between the Company and Midsouth.

On July 31, 2008, the Company entered a $525,000 promissory note arrangement with JSSI for the purchase of airframe parts. The note is payable in five monthly installments of $105,000 commencing August 1, 2008.

Effective August 1, 2008, Avantair, Inc. entered into Lease Agreement ("Lease") and Operating Agreement for Fueling Service ("Fueling Agreement") between Essex County Improvement Authority ("ECIA") and the Company. The Lease provides the Company with a hangar located at Essex County Airport that is approximately 17,752 square feet, which includes hanger space, shop space and office space. The Lease will be month to month until it is approved by the Essex County Board of Chosen Freeholder, and once the Lease is approved, ECIA and the Company shall enter into a ten (10) year lease term. The annual rent for the Lease is $230,776, payable in monthly installments of $19,231. The annual rent shall be adjusted on the first day of each new year of the ten (10) year lease term by adding the product of the current annual rent multiplied by the percentage change of the CPI index for the preceding 12 months. The Fueling Agreement shall be in force and effect while the Company is in lawful possession of the property pursuant to the Lease, but it shall not extend beyond the term of the Lease. The Lease and the Fueling Agreement will allow the Company to operate a full service FBO at Essex County Airport.

On August 4, 2008, the Company terminated the month- to- month lease agreement for the principal property located at 155 Passaic Avenue, Fourth Floor, Fairfield, New Jersey, which offered 100 square feet of office space.

EXHIBIT INDEX

Exhibit Number	Description
2.1	Stock Purchase Agreement, dated as of October 2, 2006 between Ardent Acquisition Corporation and the Stockholders of Avantair, Inc. (1)
2.2	Letter Agreement, entered into as of October 2, 2006 between Avantair, Inc., certain equity investors and Ardent Acquisition Corporation. (1)
2.3	Amendment to Stock Purchase Agreement, dated as of December 15, 2006 between Ardent Acquisition Corporation and the Stockholders of Avantair, Inc. (2)
3.1	Amended and Restated Certificate of Incorporation. (3)
3.2	Amended and Restated By-laws. (4)
4.1	Specimen Unit Certificate. (5)
4.2	Specimen Common Stock Certificate. (5)
4.3	Specimen Warrant Certificate. (5)
4.4	Form of Unit Purchase Option to be granted to Representative. (5)
4.5	Form of Warrant Agreement between Continental Stock Transfer & Trust Company and the Registrant. (5)
4.6	2006 Long –Term Incentive Plan. (6)*
10.1	Letter Agreement among the Registrant, EarlyBirdCapital, Inc. and Barry J. Gordon. (5)
10.2	Letter Agreement among the Registrant, EarlyBirdCapital, Inc. and Marc H. Klee. (5)
10.3	Letter Agreement among the Registrant, EarlyBirdCapital, Inc. and Harvey Granat. (5)
10.4	Letter Agreement among the Registrant, EarlyBirdCapital, Inc. and Robert Brill. (5)
10.5	Letter Agreement among the Registrant, EarlyBirdCapital, Inc. and Arthur G. Goldberg. (5)
10.6	Letter Agreement among the Registrant, EarlyBirdCapital, Inc. and Philip Goodman. (5)
10.7	Letter Agreement among the Registrant, EarlyBirdCapital, Inc. and Alan J. Loewenstein. (5)
10.8	Letter Agreement among the Registrant, EarlyBirdCapital, Inc. and Robert Sroka. (5)
10.9	Form of Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and the Registrant. (5)

10.10	Form of Stock Escrow Agreement between the Registrant, Continental Stock Transfer & Trust Company and the Initial Stockholders. (5)
10.11	Form of Letter Agreement between American-Fun Advisors, Inc. and Registrant regarding admin. support. (5)
10.12	Promissory Note, dated October 31, 2004, in the principal amount of $70,000 issued to Barry J. Gordon. (5)
10.13	Registration Rights Agreement among the Registrant and the Initial Stockholders. (5)
10.14	Form of Warrant Purchase Agreement among EarlyBirdCapital, Inc. and each of the Initial Stockholders. (5)
10.15	Investors Rights Agreement, entered into as of October 2, 2006, between Avantair, Inc. and certain equity investors. (1)
10.16	Loan Agreement, entered into as of October 2, 2006 by and among Avantair, Inc., CNM, Inc. and Ardent Acquisition Corporation. (1)
10.17	Amended and Restated Promissory Note, dated June 1, 2007, made by Avantair, Inc. to CNM, Inc. (4)
14.1	Code of Conduct and Professional Ethics for directors, officers and employees, including our Chief Executive Officer and Chief Financial Officer. (7)
31.1	Chief Executive Officer Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934
31.2	Chief Financial Officer Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934
32.1	Chief Executive Officer Certification pursuant to 18 U.S.C. Section 1350
32.2	Chief Financial Officer Certification pursuant to 18 U.S.C. Section 1350
99.1	Charter for the Audit Committee of the Board. (8)
99.2	Charter for the Corporate Governance and Nominating Committee of the Board. (9)
99.3	Charter for the Compensation Committee of the Board.(8)

(1) Incorporated by reference to the Registrant's Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 4, 2006.

(2) Incorporated by reference to the Registrant's Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 20, 2006.

(3) Incorporated by reference to Registrant's current report on Form 8-K, filed with the Securities and Exchange commission on March 15, 2007.

(4) Incorporated by reference to the Registrant's Registration Statement on Form S-1 (SEC File No. 333-142312).

(5) Incorporated by reference to the Registrant's Registration Statement on Form S-1 (SEC File No. 333-121028).

(6) Incorporated by reference to the Registrant's Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 23, 2007.

(7) Re-filed to reflect the final versions of the documents as adopted by the Registrant's Board of Directors. Since adoption, the accurate version of each document has been publicly available on the Registrant's website.

(8) Re-filed to reflect the revised versions of the documents as adopted by the Registrant's Board of Directors on September 18, 2008.

(9) Incorporated by reference to the Registrant's Current Report on Form 10-KSB, filed with the Securities and Exchange Commission on April 6, 2007.

* Management contract or compensatory plan or arrangement.

Exhibit 14.1

CODE OF CONDUCT AND PROFESSIONAL ETHICS

AVANTAIR

I. INTRODUCTION

A. Applicability

This Code of Conduct and Professional Ethics (the "Code") applies to all Directors and employees of Avantair (collectively "employees").

B. Purpose and Commitment

The Company has a reputation for uncompromising integrity in its service and performance to its customers in the fractional airline industry. That reputation is based on an expectation of ethical conduct on the part of all of the Company's employees at all times. We must adhere to the highest ethical standards to earn trust and confidence in all facets of our operations. Accordingly, as an employee you are expected to behave ethically and with integrity, and to comply with all applicable laws and regulations. Failure to do so will result in disciplinary action, including possible termination of employment.

Please read this Code carefully and sign the attached Acknowledgement where indicated. If you have any questions, or if you need clarification either before you sign the Acknowledgement or in the future, please contact Company Counsel.

C. Required Disclosures to the Company

The Code requires you to disclose certain information to your manager, who will convey these disclosures, as warranted, to the appropriate senior executive. Authorization to proceed with certain activities as a result of such disclosures is subject to applicable laws and regulations, and the Company's policies, and will be documented for official records.

Your manager may not be the person to whom you directly report. For example, you may report to a first line supervisor who, in turn, reports to a manager. In that case, your disclosure should be made to your supervisor, your manager, and a representative of Human Resources. If you are unclear as to the identity of your manager, please consult with your direct supervisor or with Human Resources.

You also have a duty to report all suspected or actual violations of the Code or of any applicable laws and regulations. You can report them to your manager or to Company Counsel. Managers are required to report to Company Counsel all concerns raised about compliance.

D. Revisions to the Code

The Company may revise or supplement this Code at any time. The Company will distribute promptly any such modification, and at that time, you will be required to sign a new acknowledgement to reaffirm your agreement to adhere to this Code. ***You have a continuing obligation to familiarize yourself with any such revisions and to ensure that you comply with all of the Company's policies and with the Code*** . [1]

II. GENERAL OBLIGATIONS

The Company expects you to use professional, honest, and ethical judgment in all your responsibilities. You must conduct yourself in a way that serves the public interest, honors the public trust, and demonstrates your commitment to a high level of professionalism.

The Employee Manual also sets forth policies to guide your behavior. As the Company's employee, you are required to be aware of, and to comply with, the current versions of all policies that relate to your job performance.

The Company observes a "zero tolerance" policy for misconduct involving fraud, deceit or dishonesty, or that affects the integrity of our work. Any employee who is determined to have engaged in any such misconduct will be terminated from employment with the Company immediately.

III. CONFLICTS OF INTEREST

The Company expects you to be free of any actual, perceived, or potential interest, activity, or influence that may conflict with or harm the Company's interests in any way or deprive the Company of your complete loyalty, unimpaired efficiency, and best professional judgment in performing all of your employment duties. Employees have an obligation to conduct business within guidelines that prohibit actual or potential conflicts of interest as established by the Employee Manual. The purpose of those guidelines is to provide general direction so that employees may seek further clarification on issues related to the subject of acceptable standards of operation. Contact Human Resources or Company Counsel for more information or questions about conflicts of interest.

Examples of situations that may create an actual or perceived conflict of interest, include, but are not limited to:

- accepting, agreeing to accept, or soliciting money or other tangible or intangible benefits in exchange for preferential treatment toward any person or entity who has conducted, is conducting, or might conduct business with the Company;
- accepting employment or compensation,, or engaging in any business or professional activity that might require or involve use or disclosure of the Company's confidential information or trade secrets or impair your ability to perform satisfactorily your job duties for the Company;
- directing business to a supplier or contractor owned or managed by, or which employs, a relative or friend.

---

[1] Nothing in this Code is intended to alter at-will relationships between the Company and its employees. In the United States and certain other countries, the Company can terminate those employment relationships at any time, with or without cause, and with or without notice.

B. Outside Employment/Conflicts of Interest

The Company recognizes that employees engage in activities outside of their employment which are private in nature, and the Company does not seek to interfere with those activities as long as they do not pose a conflict, or the appearance of a conflict, with the Company's interests. You are required to familiarize yourself and abide by the Company's policy regarding outside employment as established by the Employee Manual.

In order to prevent any conflict of interest or the appearance of conflicted conduct, under no circumstances may an employee be compensated, directly or indirectly, to serve as a consultant, advisor, independent contractor, speaker or employee for any company engaged in, associated with, or otherwise involved in, the aviation industry, including but not limited to the fractional aircraft industry, without the approval of the Company's CEO, CFO, or Board of Directors.

C. Outside Financial Interests

If the Company becomes involved in a potential or actual business transaction with a third party with whom you or your immediate family member is affiliated or has a material financial interest, you must disclose the affiliation or interest to your manager and to a representative of Human Resources within ten (10) days of learning of the transaction. You must not attempt to influence the association between the Company and your family member in any way. This influence includes, but is not limited to, perceived or actual requests for contracts, solicitations, or contributions. Examples of situations that may violate this section include, but are not limited to:

- speculating or dealing in materials, products, real estate or services of the type purchased, produced, utilized, or sold by the Company;
- acquiring a special interest in any business opportunity or other property with knowledge that the Company has an interest in such opportunity or property; and
- entering into a business relationship (i.e., a landlord-tenant relationship) with any of the Company's employees for whom you have supervisory or decision-making authority or over whom you may have influence without prior disclosure to your manager and a representative of Human Resources.

IV. GIFTS, GRATUITIES, AND FAVORS

The reputation of the Company must not be tainted by any perception that favorable treatment was sought, or in fact obtained, in exchange for business or personal courtesies such as gifts, gratuities, or favors. The Company therefore prohibits any employee from accepting or soliciting any gift, gratuity, or favor valued in excess of $100 (excluding meals and entertainment from already existing vendors or customers of the Company). You must report any offer of a gift, gratuity, or favor made by any person or entity who sought to gain an improper privilege or benefit from you. Questions regarding the application of this policy should be directed to a representative of Human Resources.

V. DOING BUSINESS WITH OTHERS

All purchasing decisions must be made based on the best value received by the Company. When appropriate, obtaining competitive bids, verifying quality and service claims, and confirming the financial condition of the supplier are all important steps in a good purchasing decision. (See section on Conflict of Interest).

The Company requires that all sales, marketing and promotion materials must always be honest and accurate. Neither deceptive advertising nor questionable promotional activity can ever be justified. Violations of these standards not only erode consumer confidence, but could subject the Company to legal action.

VI. COMPLIANCE WITH LAWS AND REGULATIONS

As a Company employee, you are required to conduct business for the Company in accordance with all applicable laws and regulations. You are prohibited from using corporate funds, services, assets, or information for any unlawful or improper purpose. You also may not obtain privileges or special benefits through unlawful or otherwise improper concessions or payments. Failure to comply with relevant laws and regulations may subject you to civil or criminal liability as well as discipline from the Company.

It is very important to be mindful of all legal obligations concerning patents, copyrights, trademarks, trade secrets, confidentiality or privacy agreements, and other intellectual property rights.

Because it is the Company's policy to comply at all times with all applicable federal, state, and local laws, if such a law now imposes or later imposes a legal obligation on the Company that conflicts with any provision of this Code, the Code is superseded for that purpose and with respect to the applicable employees only.

A. Antitrust

Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company or our customers, if disclosed. Examples of confidential information include, but are not limited to the following: detailed financial figures; new product or marketing plans; technical information; information about litigation, potential acquisitions, divestitures, contracts and alliance agreements; and personal information about the Company's employees and customers. Employees must not disclose or reveal any confidential information entrusted to them by the Company, except when disclosure is authorized by Company Counsel or required by laws or regulation.

B. Environment

The Company is dedicated to the protection of our natural environment. It is our strict policy, therefore, to fully comply with all applicable local, state and federal environmental laws and regulations. Employees are required to comply with these standards when performing their assigned duties and must report any violations of these standards to their supervisor or to Company Counsel.

C. Foreign Corrupt Practices Act ("FCPA")

The FCPA prohibits any employee, agent or representative of the Company from directly or indirectly offering or promising to pay, or authorizing the payment of money or anything of value to foreign government officials, political parties, or candidates for public office, or any of their family members or close personal friends, for the purpose of influencing their acts or decisions. The fact that bribery may be an accepted local practice in a country does not relieve the Company's employees, agents or representatives from complying with the FCPA.

D. Aviation Regulations, International Trade and Anti-Boycott Regulations

United States laws govern the Company's conduct in international trade. Employees involved with international trade should review the resources listed, and consult with Company Counsel if they have any questions or concerns. The Company's employees and its agents may not by law cooperate in any way with an unsanctioned foreign boycott of countries friendly to the United States. The Company's operations worldwide must comply with aviation, export, and travel regulations and restrictions imposed by the United States, as well as applicable laws of countries where the Company conducts business.

The civil and criminal sanctions that may be imposed for violations of applicable regulations and restrictions are very severe. Employees with responsibility for relevant activities should consult frequently with Company Counsel regarding these matters.

E. Insider Trading

Using non-public information to trade in securities, or providing a family member, friend or any other person with a "tip" is illegal. All non-public information should be considered inside information and should never be used for personal gain. You are required to familiarize yourself with and abide by the Company's Insider Trading policy. You may contact Company Counsel with any questions about your ability to buy or sell securities.

VII. COMPLIANCE WITH INTERNATIONAL LAW

When engaging in international activity, the Company inevitably will encounter laws that differ from those of the United States. Local customs and practices with regard to business and social dealings also may vary from place to place. To ensure a business is in compliance with any applicable foreign laws, you should consult with Company Counsel prior to operating in any foreign jurisdiction.

VIII. COMPANY RECORDS

A. Creation of Records and Audits

The Company has designed and implemented a comprehensive system of internal controls and procedures to safeguard the Company's assets, properly record all transactions in accordance with generally accepted accounting principles, and ensure compliance with requirements of outside authorities. All corporate records for which employees are responsible must be true, accurate and complete and must present fairly the nature and purpose of the activity recorded. No false, misleading, or inaccurate records shall be made for any reason. You must adhere to these controls and procedures at all times when conducting business on behalf of the Company. Violation of this section, like all others herein, will be grounds for termination of employment with the Company.

You also must not improperly influence, manipulate, or undermine any authorized audit, or interfere with or mislead any auditor engaged to perform an internal or independent audit of the Company's books, records, processes, or internal controls.

B. Company Records

All of the Company's books and records ("Records") must be true, accurate and complete, and must comply with all applicable provisions of the Records Retention Policy. You are required to preserve the confidentiality of all of the Company's Records. Disclosure of any of the Company's Records to persons in or outside of the Company who do not have a legitimate business reason for receiving such information, constitutes a violation of this policy.

C. Retention

The Company also seeks to preserve various categories of documents to ensure that all records required to fulfill our obligations to customers, employees, and vendors are maintained and are available when needed, and to ensure compliance with applicable laws and regulations. Accordingly, all corporate materials must be retained for the time period specified in the Company's Record Retention Policy. To the extent you deal with Company records in any way, you should familiarize your self with the Records Retention Policy.

Documents, including those that are stored in hard copy, electronic, magnetic, or film format, relevant to any pending, threatened, or anticipated litigation, investigation or audit shall not be destroyed or altered for any reason until destruction is expressly authorized by Company Counsel or his or her designee.

IX. WORK ENVIRONMENT

The Company's Employee Manual includes a number of policies governing employee conduct, including but not limited to those concerning Alcohol and Drug Abuse, Security and Confidentiality, and Prevention of Harassment and Discrimination. By executing the attached Acknowledgement, you are affirming that it is your responsibility as a Company employee to read and comply with all of the Company's policies that apply to you.

X. COMPANY ASSETS

A. Confidential Information

While employed by the Company, you may become aware of, or have access to, confidential and/or proprietary information relating to the Company's business. You must maintain strict confidentiality of such information and not share such information with anyone – even a co-worker who does not have access to it – absent a legitimate business purpose. Trade secrets and confidential information include, without limitation, procedures used in the research/development processes, internal policies, internal telephone lists and directories, passwords, organizational charts, financial data, any data pertaining to actual or potential customers of the Company, and information concerning the attributes, features, and design of aircraft owned or operated by the Company. By executing the attached Acknowledgement, you will confirm that you have entered into a confidentiality agreement with which you shall comply fully.

B. Protection and Proper Use of Company Assets

The Company's assets, both tangible and intangible, are to be used only for legitimate business purposes and only by authorized employees or consultants. You should be alert to situations or incidents that could lead to the loss, theft or misuse of the Company's or its clients' property and report all such situations to your manager and a representative of Human Resources.

You are prohibited from misusing, or otherwise destroying property, records, or other materials that belong to the Company or its clients, customers, or employees. Examples of situations that constitute a violation of this section, include, but are not limited to:

- using Company resources (equipment, supplies, contacts or funds) for personal benefit;
- disclosing or using any proprietary information, materials, or undisclosed "inside" information relating to Company activities, for your own or another's advantage;
- possessing or removing Company property, including internal Company policies, or the property of a Company client, customer, employee, or guest without express authorization;
- disclosing the contents of, or answers to, quizzes, tests or examinations given by the Company; and
- filming, photographing, or releasing confidential information about the Company's security systems, alarms, assets, aircraft, or procedures without prior written Company authorization.

C. Software

In general, the only software that should be loaded onto your computer is that which the Company has approved and purchased. In many cases, it is illegal to copy, download or distribute software for other materials because they are protected by copyright.

XI. MEDIA INQUIRIES

From time to time, you may be approached by reporters or other media representatives. To ensure that the Company speaks with one voice and provides accurate information regarding its business, you should direct all media inquiries to the CEO or COO. You are not permitted to discuss Company matters with any reporters or other media representatives without the express written consent of the CEO or CFO.

XII. ENFORCEMENT OF THE COMPANY'S COMPLIANCE POLICIES

This Code is based on the Company's core values, its commitment to best business practices, and applicable laws and regulations. Its existence does not, of course, ensure compliance. Accordingly, it is the responsibility of every Company employee to adopt and cultivate a policy of integrity and compliance, grounded on the notions of self-policing and self-reporting.

A. Compliance

You are expected to become familiar with, understand, and abide by the requirements of this Code and all relevant policies of the Company.

Managers in particular have a responsibility to create an open and supportive environment where employees feel comfortable raising ethics concerns, and to emphasize the importance of this Code.

B. Internal Reporting/Duty to Report

If you become aware of any issue or practice involving a potential or actual violation of this Code, or any Company policy or applicable law or regulation, you must report the matter immediately to your manager and/or to a representative of Company Counsel.

Several key questions can help you identify situations that may be unethical, inappropriate or illegal. Ask yourself:

- Does what I am doing comply with the letter and spirit of the Company's policies?
- Have I been asked to misrepresent information or deviate from normal procedure?
- Would I feel comfortable describing my decision at a staff meeting?
- How would this conduct appear if it were disclosed to the Company's clients, vendors and/or other members of the public?

C. Internal Investigation

When an alleged violation of this Code is reported, the Company shall take prompt and appropriate action in accordance with the law and otherwise consistent with best business practices. If the suspected violation or concern involves the Company's financial disclosures, internal accounting controls, questionable auditing or accounting improprieties, the manager is required to notify Company Counsel. If the suspected violation involves any director or executive officer or if the suspected violation concerns any fraud, whether or not material, involving management or other employees who have a significant role in the Company's internal controls, any person who receives such report should immediately report the alleged violation to Company Counsel. In each such case Company Counsel shall assess the situation and determine the appropriate course of action, including the initiation of an investigation and the need for corrective action.

Employees are expected to cooperate fully with Company representatives who are conducting an internal investigation, audit, inquiry, or other review.

D. Disciplinary Action

Managers must ensure that this Code is enforced through appropriate disciplinary measures. Any employee violating this Code, any other Company policy, or applicable laws shall be subject to discipline, up to and including termination. The Human Resources Department is responsible for ensuring that the disciplinary process and the sanctions are enforced in a fair and consistent manner. The Company may refer for criminal prosecution any employees or former employees who have violated applicable laws and regulations. The Company may institute a civil action in response to such violations to, among other things, enforce its legal and equitable rights, and to obtain restitution, contribution, and damages.

E. Non-Retaliation

Employees, including managers and supervisors, may not retaliate, directly or indirectly, or encourage others to do so, against any employee who reports a violation of this Code. If you believe that retaliation has occurred, you should report the conduct to Company Counsel immediately. The Company will not permit retaliation of any kind against good faith reports or complaints of violations to this Code or other illegal or unethical conduct.

Note to Employees: Return only this page to Company Counsel and retain the Code for your files and periodic review.

ACKNOWLEDGEMENT OF RECEIPT OF THE COMPANY'S CODE OF CONDUCT

I hereby acknowledge receipt of the Company's Code of Conduct and Professional Ethics. I understand that my compliance with this Code and all relevant policies of the Company is a condition of my continued employment with the Company. I understand that the Company expects the highest degree of professional ethics and integrity in connection with my employment. I acknowledge that it is impossible for the Company to identify and list every possible action that may violate this Code and that the Company reserves the right to impose discipline for any conduct it deems inappropriate.

The Code does not constitute nor is it intended to constitute a contract of employment. Nothing in the Code is intended to alter the Company's policy of at-will employment or any at-will employment agreement.

I have carefully read and I understand fully the foregoing Code. I support these professional standards for the Company, and for myself, and I will act in accordance with them.

Throughout this document, I have been asked to disclose certain information in writing to my manager and a representative of Company Counsel, who will convey these disclosures, as warranted, to the appropriate Company officer. Consistent with that requirement, I hereby state:
(Check one:)

____ I have nothing to disclose.

____ I would like to make the following disclosures. (List and briefly explain below even if disclosed previously.)

I understand and agree that if, during the course of the year, additional or new circumstances arise that require disclosure, I will disclose such matters in writing to my manager and a representative of Human Resources.

Print Name: ____

Signature: ____________________________________ **Date:** ____________

Department: ____

Exhibit 31.1

**Certification of Steven Santo, Chief Executive Officer,
pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14, as adopted
pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**

I, Steven Santo, Chief Executive Officer of Avantair, Inc., certify that:

I have reviewed this annual report on Form 10-K of Avantair, Inc.;

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 24, 2008

/s/ Steven Santo

Name:	Steven Santo
Title:	Chief Executive Officer

Certification of Richard A. Pytak Jr., Chief Financial Officer, pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Richard A. Pytak Jr., Chief Financial Officer of Avantair, Inc., certify that:

I have reviewed this annual report on Form 10-K of Avantair, Inc.;

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 24, 2008

/s/ Richard A. Pytak Jr.

Name:	Richard A. Pytak Jr.
Title:	Chief Financial Officer

Exhibit 32.1

Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Avantair, Inc., a Delaware corporation (the "Company"), on Form 10-K for the period ended June 30, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Steven Santo, Chief Executive Officer (principal executive officer) of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: September 24, 2008

/s/ Steven Santo

Name:	Steven Santo
Title:	Chief Executive Officer

Exhibit 32.2

Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Avantair, Inc., a Delaware corporation (the "Company"), on Form 10-K for the period ended June 30, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, John Waters, Chief Financial Officer (principal financial officer) of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: September 24, 2008

/s/ Richard A. Pytak Jr.

Name:	Richard A. Pytak Jr.
Title:	Chief Financial Officer

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS OF AVANTAIR, INC.

(Revised September 18, 2008)

Statement of Policy

This Charter governs the operations of the Audit Committee (the "Committee") of the Board of Directors (the " Board ") of Avantair, Inc. (the " Company "). The Charter shall be reviewed and reassessed, at least annually, by the Committee and shall be approved by the Board.

The purpose of the Committee is to assist the Board in fulfilling its oversight responsibilities by reviewing the financial information, which shall be provided to the stockholders and others, the systems of internal controls, which the Company's management (" Management ") and the Board have established, and the Company's audit, financial reporting and the legal and compliance process. In so doing, it is the responsibility of the Committee to maintain free and open communication with Company's independent auditors (the " Independent Auditors "), internal corporate accounting and financial reporting staff (the " Internal Auditors ") and Management. In discharging its oversight role, the Committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities, and personnel of the Company and the power to retain independent counsel and/or other experts with sufficient funding to pay such counsel and/or experts. The Committee shall have such functions as are provided by listing rules of The NASDAQ Stock Market, as amended from time to time (" NASDAQ "), the Securities and Exchange Commission, as amended from time to time (the " SEC ") and the federal securities laws.

Membership

The Committee shall consist of no less than three (3) members, each of whom is an independent director of the Board, and shall be appointed by the Board in compliance with Section 3.10 of the Company's by-laws (the " By-Laws ") at, or immediately following, the annual organizational meeting of the Board and shall serve until the later of the Board's next annual organizational meeting or until his or her respective successor shall be duly elected and qualified. The Board shall also designate one of its members as the chairman of the Committee (the " Chairman ").

Members of the Committee shall be considered independent if, in the opinion of the Board, they have no relationship that shall interfere with the exercise of their independence in carrying out the responsibilities of directors on the Board and such directors meet the standards for independence set forth in Section 10A(m) of the Securities Exchange Act of 1934, as amended (the " Exchange Act "), the rules promulgated by the SEC and NASDAQ Rule 4200(a), as amended. The composition and responsibilities of the Committee also shall be consistent with SEC guidance, and in particular with the SEC Order set forth in Release No. 34-37538.

All members of the Committee shall meet the expertise requirements of NASDAQ and at least one member shall be a "financial expert", as such term is defined in rules promulgated by the SEC. In addition, pursuant to NASDAQ rules (i) all members of the Committee shall be able to read and understand fundamental financial statements, including a balance sheet, income statement and cash flow statement, and (ii) at least one member of the Committee must have past employment experience in finance or accounting, requisite professional certification in accounting or any other comparable experience or background that results in the individual's financial sophistication, including service as a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities or otherwise satisfy standards for financial expertise required for audit committees of companies listed on NASDAQ. The existence of the "financial expert" shall be disclosed in periodic filings as required by the SEC.

One director who is not independent under applicable rules and regulations and is not a current officer or employee of the Company or a family member of such officer or employee may be appointed to the Committee, if the Board, under exceptional and limited circumstances, determines that membership on the committee by the individual is required in the best interests of the Company and its stockholders, and the Board discloses, in the next annual proxy statement subsequent to such determination, the nature of the relationship and the reason for the determination. A member appointed under this exception shall not serve longer than two consecutive annual terms and shall not be the Chairman.

Meetings

A majority of the members of the Committee shall constitute a quorum for the transaction of business. The Committee shall act only upon approval of a majority of its members. The action of the Committee at a meeting at which a quorum is present shall be the act of the Committee. The Chairman shall set the agenda of each meeting and arrange for the distribution of the agenda, together with supporting material, to the members of the Committee prior to each meeting. The Committee shall keep a separate book of minutes of their proceedings and actions. The Chairman shall also cause a draft of the minutes from each meeting to be prepared and circulated to the Committee to ensure an accurate final record, and the minutes shall be approved at a subsequent meeting of the Committee and shall be distributed periodically to the Board. The Committee shall report regularly to the Board as to its activities and make such recommendations and findings as it deems appropriate. The Committee may form one or more subcommittees, each of which shall take such actions as shall be delegated by the Committee.

The Committee shall meet at least three (3) times annually, or more frequently as circumstances dictate: (i) at least once to review the internal control program and procedures, (ii) at least once to review the audit plan of the outside auditors and (iii) at least once to review the post-audit findings, the audit report of the outside auditors and the audited year-end financial statements prior to the filing of the year-end audited financial statements with the SEC. The Committee may meet via telephone conference calls with all members or act by unanimous written consent of its members.

The Committee shall also meet at least four (4) times annually to confer with the outside auditors and Management to review the Company's interim financial statements and reports prior to the public announcement of financial results and the filing of the reports with the SEC; these meetings may be held simultaneously with the meetings required in the immediately preceding paragraph. The Committee shall also hold any special meetings as may be called by the Chairman or any other member of the Audit Committee, or the Board of Directors. The Internal Auditors, Independent Auditors or Management may also request the Chairman or any other member of the Audit Committee or the Board of Directors to hold a special meeting of the Audit Committee. Independent Auditors or the senior members of Management or others may attend meetings of the Committee at the invitation of the Committee and shall provide pertinent information as necessary. The Committee shall meet with the outside auditors, the Internal Auditors and Management in separate executive sessions to discuss any matters that the Committee or these groups believe should be discussed privately with the Committee.

Scope of Powers and Functions

The primary responsibility of the Committee is to oversee the Company's financial reporting process on behalf of the Board and report the results of these activities to the Board. The Committee, in carrying out its responsibilities, believes its policies and procedures should remain flexible, in order to best react to changing conditions and circumstances.

The Committee does not have the duty to plan or conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. The responsibility to plan and conduct audits is that of the Independent Auditors. Management has the responsibility to determine that the Company's disclosures and financial statements are complete and accurate and in accordance with generally accepted accounting principles. It is also not the duty of the Committee to assure the Company's compliance with laws and regulations or compliance with any code(s) of conduct adopted by the Company. The primary responsibility for these matters rests with Management.

The following shall be the principal recurring processes of the Committee in carrying out its responsibility. The processes are set forth as a guide with the understanding that the Committee may supplement them as appropriate. Additionally, the Committee shall have such other functions as are provided by NASDAQ, the SEC and the federal securities laws. The responsibilities and processes of the Committee shall be consistent with the Exchange Act and the rules and regulations adopted by the SEC.

Management and the Internal Auditors

1. Management shall review and discuss with the Committee all matters relevant to the Audit Committee and have free and open access to information deemed necessary by Management to perform their assessment. The Internal Auditors shall report directly to the Committee and have free and open access to information deemed necessary by the Internal Auditors to perform their assessment.

2. The Committee shall discuss with the senior members of the Internal Auditors the overall scope and plans for their audit, including the adequacy of staffing, budgets and other factors that may affect the effectiveness and timeliness of such audits. In this connection, the Committee shall discuss the Company's major risk exposures (whether financial, operating or otherwise), the adequacy and effectiveness of the Company's internal control over financial reporting and the steps Management has taken to monitor and control such exposures, among other considerations that may be relevant to the internal audit.

3. The Committee shall discuss with Management and the Internal Auditors the effect of unconsolidated subsidiaries and the corporate ownership structure and any off-balance sheet finance or special purpose vehicles on the Company's financial statements. The Committee also shall review periodically with Management, the general counsel and, if necessary, the Independent Auditors, all legal and regulatory matters and accounting initiatives that could have a significant effect on the Company's financial statements.

4. The Committee shall review the interim financial statements and earnings releases prior to the filing with the SEC of the Company's Quarterly Report on Form 10-Q or Form 10-QSB or any release to the public or investors. Additionally, the Committee shall review with Management the financial statements to be included in the Company's Annual Report on Form 10-K or Form 10-KSB (or the annual report to the stockholders if distributed prior to the filing of Form 10-K or Form 10-KSB) and the Quarterly Report on Form 10-Q or Form 10-QSB, including Management's Discussion and Analysis of Financial Condition and Results of Operations (the "MD&A") disclosures, its judgment about the quality, completeness and accuracy, not just the acceptability, of the Company's accounting principles, the reasonableness of significant judgments and the clarity of the disclosures in the financial statements. The Committee should discuss in advance each release or issuance of guidance.

The Independent Auditors

5. The Committee shall have a clear understanding with Management and the Independent Auditors that the Independent Auditors are ultimately accountable to the Board and the Committee as representatives of the Company's stockholders, but the Independent Auditors shall report directly to the Committee.

6. The Committee shall have the final authority and responsibility to select, evaluate and replace where appropriate the Independent Auditors (or to nominate the Independent Auditors to be proposed for stockholder ratification in any proxy statement), determine compensation and oversee the work of the Independent Auditors (including resolution of disagreements between Management and the Independent Auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. In making such decisions, the Committee shall review the experience and qualifications of the senior members of the Independent Auditors. Additionally, the Committee shall require the rotation of the lead (and coordinating or reviewing) audit partner on a regular basis in accordance with the requirements of the Exchange Act.

7. The Committee shall pre-approve all audit and non-audit services, other than de minimis non-audit services, provided by the Independent Auditor and shall not engage the Independent Auditor to perform the specific non-audit services proscribed by law or regulation. Alternatively, the Committee may adopt pre-approval policies and procedures detailed as to particular services and delegate pre-approval authority to a member of the Committee. The decisions of any Committee member to whom pre-approval authority is delegated must be presented to the full Committee at its next scheduled meeting.

8. The Committee shall discuss with the senior members of the Independent Auditors the overall scope and plans for their audit, including the adequacy of staffing, budgets and other factors that may affect the effectiveness and timeliness of such audits. In this connection, the Committee shall discuss the Company's major risk exposures (whether financial, operating or otherwise), the adequacy and effectiveness of the Company's internal control over financial reporting and the steps the Management has taken to monitor and control such exposures, among other considerations that may be relevant to the internal audit.

9. The Committee is responsible for ensuring its receipt from the Independent Auditors at least annually of a formal written statement delineating all relationships between the Independent Auditors and the Company, consistent with the Independence Standards Board Standard 1. The Committee shall actively engage in dialogue with the Independent Auditors with respect to any disclosed relationship or service that shall impact the objectivity and the appropriate action to oversee independence of the Independent Auditor.

10. The Committee shall obtain and review a report from the Independent Auditors at least annually as to (a) all critical accounting policies to be used, (b) all alternative treatments of financial information that have been discussed with Management under the applicable standards of the Public Company Accounting Oversight Board (United States) (the "PCAOB") or applicable law or listing standards, the ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the Independent Auditors, (c) other material written communications between the Independent Auditors and the Company, including management letters and schedules of unadjusted differences and (d) the critical policies and procedures of the Company.

11. The Committee shall annually meet with the Independent Auditors, with and without Management present, to discuss the results of their examination. The Committee shall review any significant difficulties encountered during the course of the audit or review including any restrictions on the scope of the Independent Auditors' work or access to reviewed information. The Committee shall discuss with the Independent Auditors the adequacy and effectiveness of the Company's internal controls, disclosure controls and procedures.

12. The Committee shall review the interim financial statements and earnings releases with the Independent Auditor prior to the filing of the Company's Quarterly Report on Form 10-Q or Form 10-QSB or any release to the public or investors. Additionally, the Committee shall review with the Independent Auditor the financial statements to be included in the Company's Annual Report on Form 10-K or Form 10-KSB (or the annual report to the stockholders if distributed prior to the filing of Form 10-K or Form 10-KSB) and Quarterly Report on Form 10-Q or Form 10-QSB and any other matters required to be communicated to the Committee by the Independent Auditors under applicable standards of the PCAOB or applicable law or listing standards, including the MD&A disclosures, their judgment about the quality, completeness and accuracy, not just the acceptability, of accounting principles, the reasonableness of significant judgments and the clarity of the disclosures in the financial statements. The Committee should discuss in advance each release or issuance of guidance.

Other

13. The Committee shall review any disagreements between Management and the Independent Auditors.

14. The Committee shall approve guidelines for the Company's hiring of former employees of the Independent Auditors which shall meet the requirements of the rules and regulations of the SEC and NASDAQ.

15. The Committee shall conduct an appropriate review of all related party transactions for potential conflicts of interest and approve all such related party transactions consistent with the rules applied to companies listed on NASDAQ. The Committee shall review existing policies concerning related party transactions and conflicts of interest between Board or senior members of Management, on the one hand, and the Company, on the other hand, and recommend any changes to such policies. A "related party transaction" refers to transactions required to be disclosed pursuant to SEC Regulation S-K, Item 404 or SEC Regulation S-B, Item 404. Generally, these are transactions between the Company or any of its subsidiaries and any director, executive officers or a holder of five percent (5%) or more of the Company's stock, as well as, for directors and transactions with entities related to them.

16. The Committee shall establish procedures for, have responsibility for, and oversight of the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters. All such relevant submissions must be reported to the Committee.

17. The Committee shall investigate any other matter brought to its attention within the scope of its duties which it deems appropriate for investigation.

18. The Committee shall review reports of attorneys or others with respect to evidence of material violations of securities laws or breaches of fiduciary duty.

19. The Committee shall submit the minutes of all meetings of the Committee to, or discuss the matters discussed at each Committee meeting with, the Board.

20. The Committee shall review the Company's disclosure in the proxy statement for its annual meeting of stockholders that describes whether the Committee has satisfied its responsibilities under this Charter for the prior year.

21. The Committee shall perform an annual self-evaluation performance appraisal.

22. The Committee will consult with Management to review overall corporate policy relative to financial reporting, sound business risk management practices and ethical behavior, and to make recommendations relative to the appropriateness thereof as needed.

Exhibit 99.3

CHARTER OF
THE COMPENSATION COMMITTEE OF
THE BOARD OF DIRECTORS
OF
AVANTAIR, INC.
(Revised September 18, 2008)

Statement of Policy

This Charter governs the operations of the Compensation Committee (the "Committee") of the Board of Directors (the " Board ") of Avantair, Inc. (the " Company "). The Charter shall be reviewed and reassessed, at least annually, by the Committee and shall be approved by the Board.

The purpose of the Committee is to discharge the Board's responsibilities relating to compensation of the Company's executive officers and to produce an annual report for inclusion in the Company's proxy statement and other disclosure as required by applicable law.

Membership

The Committee shall consist of no fewer than two (2) members, each of whom is an independent director of the Board and shall be appointed by the Board in compliance with Section 3.10 of the Company's by-laws (the " By-Laws ") at, or immediately following, the annual organizational meeting of the Board and shall serve until the later of the Board's next annual organizational meeting or until his or her respective successor shall be duly elected and qualified. The Board of Directors shall also designate one of its members as the chairman of the Committee (the " Chairman ").

Each member of the Committee shall be, to the extent required by the board, (i) a "non-employee director" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the " Exchange Act ") and (ii) an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code. In addition, each member shall be "independent" within the meaning of the applicable listing rules of The NASDAQ Stock Market, as amended from time to time (" NASDAQ "). The composition and responsibilities of the Committee also shall comply with all applicable rules, regulations and guidance of the Securities and Exchange Commission, as amended from time to time (the " SEC ").

Meetings

The Committee shall meet at least one (1) time per year and shall hold any additional meetings as may be called by the Chairman of the Board or the Chief Executive Officer (the " CEO ") of the Company. The Committee may meet via telephone conference calls with all members or act by unanimous written consent of its members. A majority of the members of the Committee shall constitute a quorum for the transaction of business. The Committee shall act only upon approval of a majority of its members. The action of the Committee at a meeting at which a quorum is present shall be the act of the Committee. Senior members of management of the Company or others may attend meetings of the Committee at the invitation of the Committee and shall provide pertinent information as necessary.

The Chairman shall set the agenda of each meeting and arrange for the distribution of the agenda, together with supporting material, to the members of the Committee prior to each meeting. The Committee shall keep a separate book of minutes of their proceedings and actions. The Chairman shall also cause a draft of the minutes from each meeting to be prepared and circulated to the Committee to ensure an accurate final record, and the minutes shall be approved at a subsequent meeting of the Committee and shall be distributed periodically to the Board. The Committee shall report regularly to the Board as to its activities and make such recommendations and findings as it deems appropriate. The Committee may form one or more subcommittees, each of which shall take such actions as shall be delegated by the Committee.

Scope of Powers and Functions

The Committee's powers and functions shall, at a minimum, include the following, as well as any functions as shall be required of the compensation committees by NASDAQ Listing Standards:

1. to review and recommend to the Board approval of all compensation and benefit plans for officers and staff of the Company;

2. to review and approve corporate goals and objectives relevant to the CEO compensation, and evaluate the CEO's performance in light of those goals and objectives, and to set the CEO's compensation level based on this evaluation.

3. to review and approve corporate goals and objectives relevant to senior executive compensation, evaluate senior executive performance in light of those goals and objectives, and to set the senior executive compensation levels based on this evaluation;

4. to make recommendations to the Board with respect to incentive compensation plans and equity-based plans, including without limitation the Company's stock options plans;

5. to administer all plans entitled to exemption under Rule 16b-3 of the Exchange Act, including any of the Company's 2006 Long-Term Incentive Plan, stock option, restricted stock and deferred stock plans and grant stock options or other awards pursuant to such plans. The Committee will provide the Board with quarterly reports on the distribution of such equity awards under such plans;

6. to annually review plans for development, retention and replacement of key executives of the Company and to periodically review executive succession plans and executive education and development plans;.

7. to review and recommend, upon request, direct and indirect compensation plans for the Board and the committee members;

8. to evaluate its own performance at least annually and report on such performance to the Board;

9. to review and approve or recommend to the Board for approval changes to or adoption of retirement plans of the Company and approve periodically funding guidelines developed by the Committee including any matching contributions under the Company's 401(k) plan, if any;

10. to create and approve an annual report of the Committee to be included in the Company's Form 10-K or proxy statement which states the Committee has reviewed and recommended the Compensation Discussion and Analysis required by Item 402 of Regulation S-K be included in the Company's annual report on Form 10-K or the Company's proxy statement and other disclosure as required by applicable law;

11. to approve employment agreements, severance agreements or change of control agreements between the Company and its senior executive officers and to have such other powers and functions as may be assigned to it by the Board from time to time; and

12. to have the sole authority to retain and terminate any compensation consultant or consulting firm to assist in the evaluation of director, CEO or senior executive compensation, including sole authority to approve the consultant's fees and other retention terms. The Committee may also, at its discretion, engage outside legal counsel or other advisers as it deems necessary to carry out its functions.

END